Exhibit 99.3

Execution Version

SECURITIES PURCHASE AGREEMENT

Dated as of April 13, 2015 among

CIPHER PHARMACEUTICALS INC.
as the Issuer,

THE SUBSIDIARIES OF THE ISSUER,
as the Guarantors,

ATHYRIUM OPPORTUNITIES II ACQUISITION LP
as Purchaser

THE OTHER PURCHASERS LISTED ON SCHEDULE I FROM TIME TO TIME
and

ATHYRIUM OPPORTUNITIES II ACQUISITION LP,
as Collateral Agent

Initial Notes:
$40,000,000 10.25% Senior Secured Notes Due 2020

Warrants
Warrants to purchase 600,000 shares of common stock

Delayed Draw Notes:
up to $60,000,000 10.25% Senior Secured Notes Due 2020

TABLE OF CONTENTS

Article I. DEFINITIONS AND ACCOUNTING TERMS		1

1.01	Defined Terms	1
1.02	Other Interpretive Provisions	21
1.03	Accounting Terms	22
1.04	Times of Day	22

Article II. THE NOTES AND WARRANTS		23

2.01	Authorization and Issue of Notes and Warrants; Payment of Interest	23
2.02	Commitments to Purchase Delayed Draw Notes	23
2.03	Issuance and Sale of Securities	24
2.04	Notes	24
2.05	The Closing Date; Delayed Draw Note Closing Dates	25
2.06	Notice of Issuance	26
2.07	Prepayments	26
2.08	Repayment of Notes	28
2.09	Interest	28
2.10	Arrangement Fees	28
2.11	Computation of Interest	28
2.12	Payments Generally	29
2.13	No Purchase of Notes	29

Article III. TAXES		30

3.01	Taxes	30
3.02	Survival	31

Article IV. GUARANTY		31

4.01	The Guaranty	31
4.02	Obligations Unconditional	31
4.03	Reinstatement	32
4.04	Certain Additional Waivers	32
4.05	Remedies	33
4.06	Rights of Contribution	33
4.07	Guarantee of Payment; Continuing Guarantee	33

Article V. CONDITIONS PRECEDENT TO BORROWING		33

5.01	Conditions to Purchase of Initial Notes and Purchase of Warrants	33
5.02	Conditions Precedent to All Issuances of Notes	36
5.03	Additional Conditions Precedent to Issuance of Delayed Draw Notes	37

Article VI. REPRESENTATIONS AND WARRANTIES		37

6.01	Existence, Qualification and Power	37
6.02	Authorization; No Contravention	38
6.03	Governmental Authorization; Other Consents	38
6.04	Binding Effect	38
6.05	Financial Statements; No Material Adverse Effect	38
6.06	Litigation	39
6.07	No Default	39
6.08	Ownership of Property; Liens	39
6.09	Environmental Compliance	39
6.10	Insurance	40

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6.11	Taxes	40
6.12	ERISA Compliance	40
6.13	Subsidiaries and Capitalization	41
6.14	Margin Regulations; Investment Company Act; Federal Fair Labor Standards Act	41
6.15	Disclosure	42
6.16	Compliance with Laws	42
6.17	Intellectual Property; Licenses, Etc.	42
6.18	Solvency	44
6.19	Perfection of Security Interests in the Collateral	44
6.20	Business Locations	44
6.21	OFAC	44
6.22	Registration Rights; Issuance Taxes	44
6.23	Ranking of Notes	45
6.24	Offering of Securities	45
6.25	Key Contracts	45
6.26	Canadian Benefit Plans	45
6.27	Located in Ontario	45
6.28	Holding Companies	46

Article VIA REPRESENTATIONS OF THE PURCHASERS		46

Article VII. AFFIRMATIVE COVENANTS		47

7.01	Financial Statements	47
7.02	Certificates; Other Information	48
7.03	Notices	49
7.04	Payment of Obligations	50
7.05	Preservation of Existence, Etc.	50
7.06	Maintenance of Properties	50
7.07	Maintenance of Insurance	51
7.08	Compliance with Laws	51
7.09	Books and Records	51
7.10	Inspection Rights	51
7.11	Use of Proceeds	51
7.12	Additional Subsidiaries	52
7.13	ERISA Compliance	52
7.14	Pledged Assets	52
7.15	Compliance with Key Contracts and Material Contracts	53
7.16	Accounts	53
7.17	Non-Recourse Indebtedness	53
7.18	Post-Closing Deliverables	53

Article VIII. NEGATIVE COVENANTS		53

8.01	Liens	54
8.02	Investments	55
8.03	Indebtedness	56
8.04	Fundamental Changes	57
8.05	Dispositions	58
8.06	Restricted Payments	58
8.07	Change in Nature of Business	59
8.08	Transactions with Affiliates and Insiders	59
8.09	Burdensome Agreements	59

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8.10	Use of Proceeds	60
8.11	Prepayment of Other Indebtedness	60
8.12	Organization Documents; Fiscal Year; Legal Name, Jurisdiction of Formation and Form of Entity; Certain Amendments	60
8.13	Ownership of Subsidiaries	61
8.14	Sale Leasebacks	61
8.15	Sanctions	61
8.16	Financial Covenants	61
8.17	Canadian Benefit Plan	62
8.18	Holding Companies	62

Article IX. EVENTS OF DEFAULT AND REMEDIES		63

9.01	Events of Default	63
9.02	Remedies Upon Event of Default	65
9.03	Application of Funds	66

Article X. COLLATERAL AGENT		66

10.01	Appointment and Authority	66
10.02	Rights as a Purchaser	67
10.03	Exculpatory Provisions	67
10.04	Reliance by Collateral Agent	68
10.05	Delegation of Duties	68
10.06	Resignation of Collateral Agent	68
10.07	Non-Reliance on Collateral Agent and Other Purchasers	69
10.08	Collateral Agent May File Proofs of Claim	69
10.09	Collateral and Guaranty Matters	70
10.10	Quebec Security	70

Article XI. MISCELLANEOUS		71

11.01	Amendments, Etc.	71
11.02	Notices and Other Communications; Facsimile Copies	72
11.03	No Waiver; Cumulative Remedies; Enforcement	73
11.04	Expenses; Indemnity; and Damage Waiver	73
11.05	Marshalling; Payments Set Aside	75
11.06	Successors and Assigns; Transfers	75
11.07	Treatment of Certain Information; Confidentiality	76
11.08	Set-off	77
11.09	Interest Rate Limitation	77
11.10	Counterparts; Integration; Effectiveness	78
11.11	Survival of Representations and Warranties	78
11.12	Severability	78
11.13	[Reserved]	78
11.14	Governing Law; Jurisdiction; Etc.	78
11.15	Waiver of Right to Trial by Jury	80
11.16	Conversion of Currencies	80
11.17	Electronic Execution of Certain Documents	81
11.18	USA PATRIOT Act	81
11.19	No Advisory or Fiduciary Relationship	81
11.20	Assumption	82

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SCHEDULES

I	Other Purchasers
II	Initial Notes, Warrants, Initial Notes and Warrants Purchase Prices
III	Delayed Draw Note Commitment
IV	Permitted Acquisitions
6.06	Litigation
6.10	Insurance
6.13(a)	Subsidiaries
6.13(b)	Capitalization
6.17(a)	Intellectual Property Rights
6.17(c)	Intellectual Property Violations
6.17(g)	Intellectual Property Infringement
6.20(a)	Locations of Real Property
6.20(b)	Taxpayer and Organizational Identification Numbers
6.20(c)	Changes in Legal Name, Jurisdiction of Formation and Structure
6.22	Registration Rights
6.26	Canadian Benefit Plans
8.01	Liens Existing on the Closing Date
8.02	Investments Existing on the Closing Date
8.03	Indebtedness Existing on the Closing Date
11.02	Addresses and Phone Numbers for Notices; Jurisdiction of Purchasers

EXHIBITS

A	Form of Notice of Issuance
B-1	Form of Initial Note
B-2	Form of Delayed Draw Note
B-3	Form of Warrant
C	Form of Compliance Certificate
D	Form of Joinder Agreement
E	Form of Assignment and Assumption Agreement

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SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT is entered into as of April 13, 2015 (this “Agreement”), among CIPHER PHARMACEUTICALS INC., an Ontario corporation (the “Issuer”), the Guarantors (defined herein), ATHYRIUM OPPORTUNITIES II ACQUISITION LP, as a Purchaser, the other Purchasers party hereto (and listed on Schedule I) (collectively, the “Purchasers”) and ATHYRIUM OPPORTUNITIES II ACQUISITION LP, as Collateral Agent.

The Issuer has proposed to issue and sell to the Purchasers and the Purchasers have agreed to purchase (i) its 10.25% Senior Secured Notes due 2020, in an aggregate original principal amount of $40,000,000, and (ii) warrants to purchase 600,000 shares of its common stock (subject to adjustment as therein provided), in each case for the consideration set forth on Schedule II and upon the terms and conditions hereinafter provided. In addition to the 10.25% Senior Secured Notes Due 2020 referenced above, the Issuer has proposed to issue and sell, on each Delayed Draw Note Closing Date, to the Purchasers and the Purchasers have agreed to purchase additional 10.25% Senior Secured Notes due 2020, in the aggregate original principal amount of up to $60,000,000 to finance Permitted Acquisitions (as hereinafter defined), for the consideration and upon the terms and conditions hereinafter provided.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

Article I.

DEFINITIONS AND ACCOUNTING TERMS

1.01         Defined Terms.

As used in this Agreement, the following terms shall have the meanings set forth below:

“AcquireCo” means Cipher Acquisition US LLC, a Delaware limited liability company.

“AcquireCo Merger” means the merger of AcquireCo and Target, with Target being the surviving entity, immediately following the consummation of the Acquisition contemplated by the Target Acquisition Documents.

“AcquireCo Note” means the interest bearing note issued by AcquireCo to HoldCo in a principal amount of $22,750,000.

“Acquired Entity or Business” means an Acquisition involving any Person not already a Subsidiary of the Issuer.

“Acquisition”, by any Person, means the acquisition by such Person, in a single transaction or in a series of related transactions, of all or substantially all of the property of another Person, or any division, line of business, product line or other business unit or manufacturing facility or distribution facility of another Person or at least a majority of the Voting Stock of another Person, in each case whether or not involving a merger, amalgamation or consolidation with such other Person and whether for cash, property, services, assumption of Indebtedness, securities or otherwise.

“AcquisitionCo Subsidiary” means a Subsidiary other than an existing Guarantor that (a) is formed solely for the purpose of making an Acquisition and incurs Non-Recourse Indebtedness in connection with such Acquisition, (b) is wholly owned by a passive holding company with no operations (other than such operations as are incidental to its status as a holding company, including maintaining its corporate existence), no assets (other than ownership of Equity Interests of such AcquisitionCo Subsidiary and such immaterial assets as are incidental to the foregoing) and no liabilities (other than the Obligations under the Note Documents and such immaterial liabilities as are incidental to the foregoing and its status as a holding company) and whose Equity Interests are pledged to the Collateral Agent, and (c) is funded solely through Cash Equity Proceeds, cash generated by the operations of such AcquisitionCo Subsidiary and/or the proceeds of Indebtedness permitted to be incurred hereunder by such AcquisitionCo Subsidiary.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” has the meaning specified in the preamble.

“Assignment and Assumption Agreement” means an assignment and assumption agreement entered into by a Purchaser and a Person to which a Delayed Draw Note Commitment is being transferred, in substantially the form of Exhibit E hereto.

“Athyrium” means Athyrium Capital Management, LP.

“Athyrium Affiliate” means funds managed or advised by Athyrium.

“Attributable Indebtedness” means, on any date, (a) in respect of any Capital Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP, (b) in respect of any Synthetic Lease of any Person, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a Capital Lease and (c) in respect of any Securitization Transaction of any Person, the outstanding principal amount of such financing, after taking into account reserve accounts and making appropriate adjustments, determined by the Required Purchasers in their reasonable judgment.

“Audited Financial Statements” means the audited consolidated balance sheet of the Issuer and its Subsidiaries for the fiscal year ended December 31, 2013, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal year of the Issuer and its Subsidiaries, including the notes thereto, audited by independent public accountants of recognized national standing and prepared in conformity with GAAP.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state of New York, New York or in Toronto, Ontario.

“Businesses” means, at any time, a collective reference to the businesses operated by the Issuer and its Subsidiaries at such time.

“Canadian Benefit Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, to which any Note Party is a party or bound or in which their employees participate or under which any Note Party has, or will have, any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to, any of their employees or former employees, their directors or officers, individuals working on contract with any Note Party, or other individuals providing services to any Note Party of a kind normally provided by employees (or any spouses, dependents, survivors or beneficiaries of any such persons), excluding Statutory Plans.

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“Canadian Insolvency Law” shall mean any of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), and the Winding-up and Restructuring Act (Canada), each as now and hereafter in effect, and any successors to such statutes and any proceeding under applicable federal or provincial corporate law seeking an arrangement or compromise of some or all of the debts of a Person or a stay of proceedings to enforce some or all claims of creditors against a Person.

“Canadian Dollars” and “Cdn. Dollars” mean lawful money of Canada.

“Canadian DB Pension Plan” means a Canadian Benefit Plan that is a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) and which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

“Canadian Pledge Agreement” means the Canadian pledge agreement dated as of the Closing Date executed in favor of the Collateral Agent, for the benefit of the Purchasers, by certain of the Note Parties, as amended or modified from time to time in accordance with the terms hereof.

“Canadian Security Agreement” means the Canadian security agreement dated as of the Closing Date executed in favor of the Collateral Agent, for the benefit of the Purchasers, by certain of the Note Parties, as amended or modified from time to time in accordance with the terms hereof.

“Canadian Security Documents” means the Canadian Security Agreement and the Canadian Pledge Agreement.

“Capital Lease” means, as applied to any Person, any lease of any property by that Person as lessee which, in accordance with GAAP, is required to be accounted for as a capital lease on the balance sheet of that Person.

“Cash Equity Proceeds” means the Net Cash Proceeds received or paid to or for the account of the Issuer as consideration for the Issuer’s issuance of its Equity Interests to another Person.

“Cash Equivalents” means, as at any date, (a) securities issued or directly and fully guaranteed or insured by the United States or Canada or any agency or instrumentality thereof having maturities of not more than twelve months from the date of acquisition, (b) Dollar or Cdn. Dollar denominated time deposits and certificates of deposit of (i) any United States or Canadian commercial bank of recognized standing having capital and surplus in excess of $500,000,000 or (ii) any bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody’s is at least P- 1 or the equivalent thereof (any such bank being an “Approved Bank”), in each case with maturities of not more than twelve months from the date of acquisition, (c) commercial paper and variable or fixed rate notes issued by any Approved Bank (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A-2 (or the equivalent thereof) or better by S&P or P-2 (or the equivalent thereof) or better by Moody’s and maturing within six months of the date of acquisition, and (d) Investments, classified in accordance with GAAP as current assets, in money market investment funds which are administered by reputable financial institutions having capital of at least $500,000,000 and the portfolios of which are limited to Investments of the character described in the foregoing subdivisions (a) through (c).

“Change of Control” means the occurrence of any of the following events:

(a)          any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act or becomes the owner, directly or indirectly of the economic interests in the capital of the Issuer, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire (such right, an “option right”), whether such right is exercisable immediately or only after the passage of time without the requirement for satisfaction of any other condition that is not then able to be satisfied), directly or indirectly, of a majority or more of the Voting Stock of the Issuer on a fully diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right); or

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(b)          during any period of 24 consecutive months, a majority of the members of the board of directors or other equivalent governing body of the Issuer cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body.

“Closing Date” means April 13, 2015.

“Collateral” means a collective reference to all real and personal property with respect to which Liens in favor of the Collateral Agent, for the benefit of the Purchasers, are purported to be granted pursuant to and in accordance with the terms of the Collateral Documents.

“Collateral Agent” means Athyrium Opportunities II Acquisition LP, in its capacity as collateral agent under any of the Note Documents, or any successor collateral agent.

“Collateral Documents” means a collective reference to the Security Agreement, the Pledge Agreement, the Deposit Account Control Agreements, the Mortgages, the Canadian Security Documents, landlord access and waiver agreements, collateral access agreements and other security documents as may be executed and delivered by the Note Parties pursuant to the terms of Section 7.14 or 7.16.

“Commitment Period” means that period commencing on and including the date that is one Business Day after the Closing Date and ending on the earlier of (i) the date on which no Notes remain outstanding, and (ii) June 30, 2016.

“Compliance Certificate” means a certificate substantially in the form of Exhibit C.

“Confidential Information” means all non-public information, whether written, oral or in any electronic, visual or other medium, that is the subject of reasonable efforts to keep it confidential and that is owned by the Issuer or any Subsidiary or that the Issuer or any Subsidiary is licensed, authorized or otherwise granted rights under or to as of the Closing Date, or subsequent thereto.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of (a) the Funded Indebtedness of the Issuer and its Subsidiaries on a consolidated basis determined in accordance with GAAP as of such date to (b) Consolidated Net Revenues of the Issuer and its Subsidiaries for the most recently completed Measurement Period.

“Consolidated Net Revenues” means consolidated net revenues of the Issuer and its Subsidiaries, determined in a manner consistent with the Audited Financial Statements.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

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“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto. Without limiting the generality of the foregoing, a Person shall be deemed to be Controlled by another Person if such other Person possesses, directly or indirectly, power to vote 10% or more of Voting Stock of such Person.

“Copyright License” means any agreement, whether written or oral, providing for the grant of any right to use any Copyright.

“Copyrights” means (a) all proprietary rights afforded Works, including, without limitations, all rights in mask works, copyrights and original designs, and all proprietary rights afforded such Works by other countries for the full term thereof (and including all rights accruing by virtue of bilateral or international treaties and conventions thereto), whether registered or unregistered, including, but not limited to, all registrations, applications for registration, renewals, extensions, reversions or restorations thereof now or hereafter provided for by law and all rights to make applications for registrations and recordations, regardless of the medium of fixation or means of expression, which are owned by the Issuer or any Subsidiary or which the Issuer or any Subsidiary is licensed, authorized or otherwise granted rights under or to as of the Closing Date, or subsequent thereto; and (b) all copyright rights under the copyright laws of the United States, Canada and all other countries for the full term thereof (and including all rights accruing by virtue of bilateral or international copyright treaties and conventions), whether registered or unregistered, including, but not limited to, all registrations, applications for registration, renewals, extensions, reversions or restorations of copyrights now or hereafter provided for by law and all rights to make applications for copyright registrations and recordations, regardless of the medium of fixation or means of expression, which are owned by the Issuer or any Subsidiary or which the Issuer or any Subsidiary is licensed, authorized or otherwise granted rights under or to as of the Closing Date, or subsequent thereto.

“CSA” means the Canadian Securities Administrators, or any Governmental Authority succeeding to any of its principal functions.

“Debtor Relief Laws” means the Bankruptcy Code of the United States (Title 11 of the United States Code), the Canadian Insolvency Laws, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States, Canada or other applicable jurisdictions from time to time in effect.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” has the meaning set forth in Section 2.09(b).

“Delayed Draw Note” and “Delayed Draw Notes” have the meanings specified in Section 2.01(b).

“Delayed Draw Note Closing Date” means each date proposed by the Issuer as a Delayed Draw Note Closing Date in the relevant Notice of Issuance in accordance with the terms hereof.

“Delayed Draw Note Commitment” means for each Purchaser, the amount set forth opposite such Purchaser’s name on Schedule III, as the same may be reduced or terminated pursuant to the terms of this Agreement or adjusted from time to time as a result of assignments to or from such Purchaser.

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“Deposit Account Control Agreements” means any account control agreement by and among the Issuer or any Guarantor, the applicable depository bank and the Collateral Agent, in each case in form and substance reasonably satisfactory to the Required Purchasers.

“Designated Jurisdiction” means any country or territory to the extent that such country or territory is the subject of any comprehensive Sanction.

“Disclosed Litigation” means the litigation described in paragraph (a) of Schedule 6.06.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any Sale and Leaseback Transaction) of any property by any Note Party or any Subsidiary (including the Equity Interests of any Subsidiary), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith, but excluding the following (collectively, the “Permitted Transfers”): (a) the sale, lease, license, transfer or other disposition of inventory in the ordinary course of business; (b) the sale, lease, license, transfer or other disposition in the ordinary course of business of surplus, obsolete or worn out property no longer used or useful in the conduct of business of any Note Party and its Subsidiaries; (c) any sale, lease, license, transfer or other disposition of property to any Note Party or any Subsidiary; provided, that if the transferor of such property is a Note Party (i) the transferee thereof must be a Note Party or (ii) to the extent such transaction constitutes an Investment, such transaction is permitted under Section 8.02, (d) licenses of or other grants of rights of or in IP Rights on a non-exclusive basis or on an exclusive basis so long as such exclusive licensing is limited to geographic areas, particular fields of use, a subset of products for customers or limited time periods and so long as after giving effect to such license the Note Parties and their Subsidiaries retain sufficient rights to use the subject IP Rights as to enable them to continue to conduct their business in the ordinary course, consistent with past practice (“Limited Licenses”), and (e) any Involuntary Disposition.

“Disqualified Stock” means any class of Equity Interests that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, or otherwise has any distributions or other payments which are mandatory or otherwise required at any time on or prior to the date that is one hundred eighty-one (181) days after the Maturity Date, (b) is convertible into or exchangeable (unless at the sole option of the issuer thereof) for (x) debt securities or (y) any Equity Interest referred to in clause (a) above, in each case at any time prior to the date that is one hundred eighty-one (181) days after the Maturity Date or (c) requires that dividends be paid at any time that such payment would be prohibited by the terms of this Agreement or any other agreement of such Person relating to outstanding indebtedness (it being understood that dividends may nonetheless accrue on such Equity Interests at such time).

“Dollar” and “$” mean lawful money of the United States.

“Domain Names” means all domain names and URLs that are registered and/or owned by the Issuer or any Subsidiary or which the Issuer or any Subsidiary is licensed, authorized or otherwise granted rights under or to as of the Closing Date, or subsequent thereto.

“Earn Out Obligations” means, with respect to an Acquisition, all obligations of the Issuer or any Subsidiary to make earn out or other contingency payments (including purchase price adjustments, non- competition and consulting agreements, or other indemnity obligations) pursuant to the documentation relating to such Acquisition. For purposes of determining the aggregate consideration paid for an Acquisition at the time of such Acquisition, the amount of any Earn Out Obligations shall be deemed to be the maximum amount of the earn-out payments in respect thereof as specified in the documents relating to such Acquisition. For purposes of determining the amount of any Earn Out Obligations to be included in the definition of Funded Indebtedness, the amount of Earn Out Obligations shall be deemed to be the aggregate liability in respect thereof, as determined in accordance with GAAP.

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“Eligible Assets” means property that is used or useful in the same or a similar line of business as the Issuer and its Subsidiaries were engaged in on the Closing Date (or any reasonable extension or expansions thereof), other than inventory (finished or unfinished).

“Environmental Laws” means any and all federal, state, provincial, local, foreign and other applicable statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Issuer, any other Note Party or any of their respective Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer with the Issuer within the meaning of Section 414(b), (c), (m), or (o) of the Internal Revenue Code.

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) the withdrawal of the Issuer or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a “substantial employer” as defined in Section 4001(a)(2) of ERISA or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Issuer or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Pension Plan amendment as a termination under Sections 4041 or 4041A of ERISA; (e) the institution by the PBGC of proceedings to terminate a Pension Plan; (f) any event or condition that constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (g) the determination that any Pension Plan is considered an at-risk plan or a plan in endangered or critical status within the meaning of Sections 430, 431 and 432 of the Internal Revenue Code or Sections 303, 304 and 305 of ERISA; or (h) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Issuer or any ERISA Affiliate.

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“Event of Default” has the meaning specified in Section 9.01.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Agreement” means the exchange agreement between the Issuer and NewCo dated as of the date hereof providing for the exchange of the NewCo Note for the Holdco Preferred Shares on the terms and conditions set out therein.

“Excluded Property” means, with respect to any Note Party, including any Person that becomes a Note Party after the Closing Date as contemplated by Section 7.12, (a) any owned or leased real or personal property which is located outside of the United States, Canada and the jurisdiction in which such Note Party is organized, unless requested by the Collateral Agent or the Required Purchasers acting reasonably, (b) any personal property (including, without limitation, motor vehicles located in the United States) in respect of which perfection of a Lien is not either (i) governed by the Uniform Commercial Code or the PPSA or (ii) effected by appropriate evidence of the Lien being filed in either the United States Copyright Office, the United States Patent and Trademark Office or the Canadian Intellectual Property Office, unless requested by the Collateral Agent or the Required Purchasers, (c) any property which, subject to the terms of Section 8.09, is subject to a Lien of the type described in Section 8.01(i) pursuant to documents which prohibit such Note Party from granting any other Liens in such property, (d) any leasehold interest of any Note Party in office space, (e) any general intangible, permit, lease, license, contract or other instrument of a Note Party if the grant of a security interest in such general intangible, permit, lease, license, contract or other instrument in the manner contemplated by the Collateral Documents, under the terms thereof or under applicable Law, is prohibited and would result in the termination thereof or give the other parties thereto the right to terminate, accelerate or otherwise alter in any material respect such Note Party’s material rights, titles and interests thereunder (including upon the giving of notice or the lapse of time or both); provided that (x) any such limitation described in this clause (e) on the security interests granted under the Collateral Documents shall only apply to the extent that any such prohibition would not be rendered ineffective pursuant to the Uniform Commercial Code, the PPSA or any other applicable Law (including Debtor Relief Laws) or principles of equity and (y) in the event of the termination or elimination of any such prohibition or the requirement for any consent contained in any applicable Law, general intangible, permit, lease, license, contract or other instrument, to the extent sufficient to permit any such item to become Collateral, or upon the granting of any such consent, or waiving or terminating any requirement for such consent, a security interest in such general intangible, permit, lease, license, contract or other instrument shall be automatically and simultaneously granted under the applicable Collateral Document and shall be included as Collateral thereunder, (f) the Forward Transfer Agreement, including all rights and obligations of any party thereunder, (g) any Equity Interests issued by ULC on or prior to the Closing Date, (h) the HoldCo Preferred Shares and (i) any Equity Interests issued by an AcquisitionCo Subsidiary (but, with respect to clauses (f), (g) and (h) of this definition, excluding the proceeds arising from the property described in clauses (f), (g) and (h) of this definition as applicable).

“Extraordinary Receipts” means any cash received by or paid to or for the account of any Person not in the ordinary course of business, including tax refunds, pension plan reversions, proceeds of insurance (other than proceeds of business interruption insurance to the extent such proceeds constitute compensation for lost earnings), indemnity payments, and any purchase price adjustments other than cash received by or paid to the Issuer or any Subsidiary in connection with any Acquisition consummated prior to the date of this Agreement or any Acquisition financed with Non-Recourse Indebtedness. It is understood and agreed that “Extraordinary Receipts” shall not include (i) Cash Equity Proceeds, and (ii) for the avoidance of doubt, cash received by the Issuer as milestone, royalty or profit-sharing payments under contracts in effect from time to time.

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“Facilities” means, at any time, a collective reference to the facilities and real properties owned, leased or operated by any Note Party or any Subsidiary.

“Forward Transfer Agreement” means the forward transfer agreement dated as of the date hereof between the Issuer and NewCo providing for the acquisition of by NewCo of the Holdco Preferred Shares from the Issuer or its successors or permitted assigns on the terms and conditions set out therein.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Funded Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a)          all obligations for borrowed money, whether current or long-term (including the Obligations) and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)          all purchase money Indebtedness;

(c)          the principal portion of all obligations under conditional sale or other title retention agreements relating to property purchased by the Issuer or any Subsidiary (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business);

(d)          all obligations arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;

(e)          all obligations in respect of the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and, in each case, not past due for more than 90 days after the date on which such trade account payable was created), including, without limitation, any Earn Out Obligations but excluding payments made to certain management employees of the Target during such period on account of Earnout Obligations in accordance with the Target Acquisition Documents in an aggregate amount not exceeding $1,000,000 during each of the three successive 12-month periods after the closing of the acquisition of the Target;

(f)          the Attributable Indebtedness of Capital Leases, Securitization Transactions and Synthetic Leases;

(g)          all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Disqualified Stock in such Person or any other Person, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends;

(h)          all Funded Indebtedness of others secured by (or for which the holder of such Funded Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed;

(i)          all Guarantees with respect to Funded Indebtedness of the types specified in clauses (a) through (h) above of another Person; and

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(j)          all Funded Indebtedness of the types referred to in clauses (a) through (i) above of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or joint venturer, except to the extent that Funded Indebtedness is expressly made non-recourse to such Person.

For purposes hereof, the amount of any direct obligation arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments shall be the maximum amount available to be drawn thereunder.

“GAAP” means those accounting principles which are recognized as being generally accepted and which are set out in the Canadian Institute of Chartered Accountants Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, consistently applied and as in effect from time to time.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Governmental Licenses” means all licenses, authorizations and approvals issued by a Governmental Authority for the right to manufacture, import, store, market, promote, advertise, offer for sale, sell, use and/or otherwise distribute a Product, including, without limitation, all filings filed with the Food and Drug Administration, Health Canada and all authorizations issuing from a Governmental Authority based upon or as a result of such applications and requests, which are owned by the Issuer or any Subsidiary, acquired by the Issuer or any Subsidiary via assignment, purchase or otherwise or that the Issuer or any Subsidiary is licensed, authorized or otherwise granted rights under or to.

“Guarantee” means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii)        to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Guarantors” means each Subsidiary of the Issuer identified as a “Guarantor” on the signature pages hereto and each other Person that joins as a Guarantor pursuant to Section 7.12, together with their successors and permitted assigns; provided that no AcquisitionCo Subsidiary shall be a Guarantor hereunder so long as the prohibition on such AcquisitionCo Subsidiary providing a guarantee of the Obligations remains in effect in the definitive documentation relating to any applicable Non-Recourse Indebtedness of such AcquisitionCo Subsidiary.

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“Guaranty” means the Guaranty made by the Guarantors in favor of the Purchasers pursuant to Article IV.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“HoldCo” means Cipher US HoldCo LLC, a Delaware limited liability company.

“HoldCo Preferred Shares” means the preferred shares or interests in the capital of HoldCo.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a)          all Funded Indebtedness;

(b)          the Swap Termination Value of any Swap Contract

(c)          all Guarantees with respect to outstanding Indebtedness of the types specified in clauses (a) and (b) above of any other Person; and

(d)          all Indebtedness of the types referred to in clauses (a) through (c) above of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which the Issuer or a Subsidiary is a general partner or joint venturer, unless such Indebtedness is expressly made non-recourse to the Issuer or such Subsidiary.

“Indemnified Taxes” has the meaning specified in Section 3.01(a).

“Indemnitees” has the meaning specified in Section 11.04(b).

“Information” has the meaning specified in Section 11.07.

“Initial Note” has the meaning specified in Section 2.01(a).

“Innocutis” means Innocutis Holdings, LLC, a Delaware limited liability company.

“Interest Payment Date” means the last Business Day of each March, June, September and December and the Maturity Date.

“Interim Financial Statements” has the meaning set forth in Section 5.01(c)(iii).

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“Internal Revenue Service” means the United States Internal Revenue Service.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor Guarantees Indebtedness of such other Person, or (c) an Acquisition. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment. For the avoidance of doubt, it is acknowledged that Permitted Licensing Arrangements do not constitute Investments.

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“Investment Documents” means, collectively, the Note Documents and the Warrants.

“Involuntary Disposition” means any loss of, damage to or destruction of, or any condemnation or other taking for public use of, any property of any Note Party or any of its Subsidiaries.

“IP Rights” means, collectively, all Confidential Information, all Copyrights, all Domain Names, all Governmental Licenses, all Patents, all Proprietary Databases, all Proprietary Software, all Trademarks, all Trade Secrets, all Other Intellectual Property, all Copyright Licenses, all Patent Licenses, all Other IP Agreements, all Trademark Licenses, all Websites, all Website Agreements and any and all interests, claims and rights for damages, profits and other awards related to any past, present or future infringement, misappropriation, dilution or other violation of the foregoing.

“Issuer” has the meaning specified in the introductory paragraph hereto.

“Joinder Agreement” means a joinder agreement substantially in the form of Exhibit D executed and delivered by a Subsidiary in accordance with the provisions of Section 7.12.

“Key Contracts” means [Redacted – Commercially sensitive information]

“Laws” means, collectively, all international, foreign, federal, state, provincial and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

“Limited Licenses” has the meaning specified in the definition of “Disposition”.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, assets, properties, liabilities (actual or contingent), condition (financial or otherwise), or prospects of the Issuer and its Subsidiaries taken as a whole; (b) a material impairment of the rights and remedies of any Purchaser under any Note Document, or of the ability of the Note Parties taken as a whole to perform their material obligations under any Note Document to which it is a party; or (c)          a material adverse effect upon the legality, validity, binding effect or enforceability against any Note Party of any Note Document to which it is a party.

“Material IP Rights” means IP Rights (and/or the economics afforded by the licensing thereof) (a) that are material to the operations, business, property, condition (financial or otherwise) or prospects of the Issuer and its Subsidiaries or (b) the loss of which would reasonably be expected to have a Material Adverse Effect.

“Maturity Date” means April 13, 2020.

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“Measurement Period” means, at any date of determination, the trailing 6-month period ending on the last day of most recently completed fiscal quarter of the Issuer for which financial statements have been or are required to be delivered to the Purchasers pursuant to Section 7.01(a) or (b).

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Mortgaged Property” means any real property that is owned or leased by a Note Party and is subject to a Mortgage.

“Mortgages” means the mortgages, deeds of trust or deeds to secure debt that purport to grant to the Collateral Agent, for the benefit of the Purchasers, a security interest in the fee interest and/or leasehold interests of any Note Party in real property (other than Excluded Property).

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Issuer or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five full plan years, has made or been obligated to make contributions.

“Multiple Employer Plan” means a Plan which has two or more contributing sponsors (including the Issuer or any ERISA Affiliate) at least two of whom are not under common control, as such a plan is described in Section 4064 of ERISA.

“Net Cash Proceeds” means the aggregate cash or Cash Equivalents proceeds (including from insurance) received by any Note Party or any Subsidiary in respect of any Disposition, Involuntary Disposition or Extraordinary Receipts, net of (a) in the case of any Disposition or Involuntary Disposition, (i) direct costs incurred in connection therewith (including, without limitation, legal, accounting and investment banking fees, and sales commissions), and (ii) taxes paid or payable as a result thereof and (b) in the case of any Disposition or Involuntary Disposition, the amount necessary to retire any Indebtedness secured by a Permitted Lien (ranking senior to any Lien of the Collateral Agent) on the related property and (c) in the case of any Extraordinary Receipt, (i) reasonable direct costs incurred in connection with the collection of such proceeds, awards or other payments and (ii) taxes paid or payable as a result thereof. It is understood and agreed that “Net Cash Proceeds” shall include, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received by any Note Party or any Subsidiary in any Disposition, Involuntary Disposition or Extraordinary Receipt.

“NewCo” means Cipher US Holdings Inc., a Delaware corporation.

“NewCo Note” means the interest bearing note issued by NewCo to the Issuer in a principal amount of $22,750,000.

“Non-Recourse Indebtedness” means Indebtedness incurred by an AcquisitionCo Subsidiary (i) as to which no Note Party or any of its Subsidiaries (other than such AcquisitionCo Subsidiary) (a) is an obligor or otherwise provides any Guarantee or provides credit support or collateral of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor, general partner or otherwise), (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against such AcquisitionCo Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of any Note Party or any of its Subsidiaries (other than the Notes and any Indebtedness of such AcquisitionCo Subsidiary) to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity date, and (iii) with respect to which the Liens (if any) securing such Indebtedness attach only on the assets of such AcquisitionCo Subsidiary (and shall not apply to any other asset of any of the Note Parties or their other Subsidiaries).

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“Note” or “Notes” means the Initial Notes and/or the Delayed Draw Notes, individually or collectively, as appropriate.

“Note Documents” means this Agreement, each Note, each Joinder Agreement and the Collateral Documents.

“Note Parties” means, collectively, the Issuer and each Guarantor.

“Note Party Net Revenues” means the Consolidated Net Revenues of the Note Parties excluding the net revenues of any Subsidiary that is not a Note Party, determined in a manner consistent with the Audited Financial Statements.

“Notice of Issuance” means a notice of the Issuer, executed by a Responsible Officer, with respect to the proposed issuance of Delayed Draw Notes setting forth (i) the proposed Delayed Draw Note

Closing Date with respect to such issuance of Delayed Draw Notes (which date may be no earlier than 15 Business Days from the date on which such notice is delivered to the Purchasers), (ii) the aggregate principal amount of the Delayed Draw Notes proposed to be issued to each Purchaser with a Delayed Draw Note Commitment, and (iii) the aggregate purchase price payable by each Purchaser with a Delayed Draw Note Commitment in respect of the Delayed Draw Notes to be acquired by each such Purchaser.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Note Party arising under any Note Document or otherwise with respect to any Note, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Note Party or any Subsidiary thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding. For the avoidance of doubt, the term “Obligations” shall not include the obligations of the Issuer under the Warrants.

“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

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“Other Intellectual Property” means all worldwide intellectual property rights, industrial property rights, proprietary rights and common-law rights, whether registered or unregistered, which are not otherwise included in Confidential Information, Copyrights, Copyright Licenses, Domain Names, Governmental Licenses, Patents, Patent Licenses, Trademarks and Trademark Licenses, Proprietary Databases, Proprietary Software, Websites, Website Agreements and Trade Secrets, including, without limitation, all rights to and under all new and useful algorithms, concepts, data (including all clinical data), databases, designs, discoveries, inventions, know-how, methods, processes, protocols, show-how, software (other than commercially available, off-the-shelf software that is not assignable in connection with a Change of Control), product specifications, techniques, technology, trade dress and all improvements thereof and thereto, which is owned by the Issuer or any Subsidiary or which the Issuer or any Subsidiary is licensed, authorized or otherwise granted rights under or to as of the Closing Date, or subsequent thereto.

“Other IP Agreements” means any agreement, whether written or oral, providing for the grant of any right under any Confidential Information, Governmental Licenses, Proprietary Database, Proprietary Software, and/or Trade Secret, to the extent that the grant of any such right is not otherwise the subject of a Copyright License, Trademark License, Patent License or Website Agreement.

“Other Taxes” has the meaning specified in Section 3.01(a).

“Patent License” means any agreement, whether written or oral, providing for the grant of any right under any Patent.

“Patents” means all letters patent and patent applications and invention disclosures in the United States and all other countries (and all letters patent that issue therefrom), including all provisionals, reissues, reexaminations, extensions, renewals, substitutions, divisions and continuations (including continuations-in-part and continuing prosecution applications), for the full term thereof, together with the right to claim priority therefrom or the benefit thereof, and the inventions disclosed or claimed in any of the foregoing, which are owned by the Issuer or any Subsidiary or which the Issuer or any Subsidiary is licensed, authorized or otherwise granted rights under or to as of the Closing Date, or subsequent thereto.

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Pension Act” means the Pension Protection Act of 2006.

“Pension Funding Rules” means the rules of the Internal Revenue Code and ERISA regarding minimum required contributions (including any installment payment thereof) to Pension Plans and set forth in, with respect to plan years ending prior to the effective date of the Pension Act, Section 412 of the Internal Revenue Code and Section 302 of ERISA, each as in effect prior to the Pension Act and, thereafter, Section 412, 430, 431, 432 and 436 of the Internal Revenue Code and Sections 302, 303, 304 and 305 of ERISA.

“Pension Plan” means any employee pension benefit plan (including a Multiple Employer Plan or a Multiemployer Plan) that (a) is maintained or is contributed to by the Issuer or any ERISA Affiliate, and (b) is either covered by Title IV of ERISA or subject to minimum funding standards under Section 412 of the Internal Revenue Code.

“Permitted Acquisitions” means Investments consisting of an Acquisition by any Note Party provided that (a) no Default or Event of Default shall have occurred and be continuing or would result from such Acquisition, (b) such Acquisition is set forth on Schedule IV or the property acquired (or the property of the Person acquired) in such Acquisition is used or useful in or complementary to the same or a related line of business as the Issuer and its Subsidiaries were engaged in on the Closing Date or pursuant to any Permitted Acquisition completed thereafter or manufacturing or distribution facilities relating to such business (or any reasonable extensions or expansions thereof), (c) the Purchasers shall have received all items in respect of the Equity Interests or property acquired in such Acquisition required to be delivered by the terms of Section 7.12 and/or Section 7.14, (d) in the case of an Acquisition of the Equity Interests of another Person, the board of directors (or other comparable governing body) of such other Person shall have duly approved such Acquisition, (e) the Issuer shall have delivered to the Purchasers pro forma financial statements for the Issuer and its Subsidiaries after giving effect to such Acquisition for the twelve month period ending as of the most recent fiscal quarter prepared in a manner consistent with past practice, provided that this clause (e) shall not apply to any Acquisition with respect to which the upfront consideration to be paid to the seller(s) is less than $5,000,000 in the aggregate, (f) the representations and warranties made by the Note Parties in each Note Document shall be true and correct in all material respects at and as if made as of the date of such Acquisition (after giving effect thereto) except to the extent such representations and warranties expressly relate to an earlier date, and (g) the Person that is the subject of the proposed Acquisition does not sponsor, administer, participate in or contribute to a Canadian DB Pension Plan or have any liabilities or obligations in respect of a Canadian DB Pension Plan that has been terminated or wound up.

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“Permitted Licensing Arrangements” means any licensing or other granting arrangements entered into by Issuer or any Subsidiary in the ordinary course of such Person’s business whereby such Person acquires the right to use the IP rights of another Person with respect to Products provided that: (a) no Default or Event of Default shall have occurred and be continuing or would result from the entering into of such licensing or other granting arrangement; or (b) any upfront, milestone, royalty or other payments to be made by the Issuer or any Subsidiary in connection with such arrangements is not funded from proceeds of the Notes or Warrant.

“Permitted Liens” means, at any time, Liens in respect of property of any Note Party or any of its Subsidiaries permitted to exist at such time by the terms of Section 8.01.

“Permitted Transfer Agreement” means the transfer agreement dated as of the date hereof between the Issuer and ULC providing for the transfer of the Holdco Preferred Shares from ULC to the Issuer in exchange for the ULC Note on the terms and conditions set out therein.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any employee benefit plan within the meaning of Section 3(3) of ERISA (including a Pension Plan), maintained for employees of the Issuer or any ERISA Affiliate, or any such Plan to which the Issuer or any ERISA Affiliate is required to contribute on behalf of any of its employees or has any liability.

“Pledge Agreement” means the pledge agreement dated as of the Closing Date executed in favor of the Collateral Agent, for the benefit of the Purchasers, by each of the Note Parties, as amended or modified from time to time in accordance with the terms hereof.

“PPSA” means the Personal Property Security Act (Ontario) and the regulations thereunder, as from time to time in effect, provided, however, if attachment, perfection or priority of the Collateral Agent’s security interests in any Collateral are governed by the personal property security laws of any jurisdiction other than Ontario, “PPSA” shall mean those personal property security laws in such other jurisdiction for the purposes of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provisions.

“Preferred Equity Interests” as applied to the Equity Interests of any Person, means Equity Interests of such Person of any class or classes (however designed) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Equity Interests of any other class of such Person.

“Product” means any products or services advertised, imported, manufactured, marketed, offered for sale, promoted, sold, used or otherwise distributed in connection with or that embody, in whole or in part, the IP Rights.

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“Pro Forma Compliance” means, as to any Person, for any events as described below that occur subsequent to the commencement of a Measurement Period for which the financial effect of such events is being calculated, and giving effect to the events for which such calculation is being made, such calculation as will give pro forma effect to the following: (a) effect shall be given to any Permitted Acquisition or any Acquisition permitted under Section 8.02(n), as applicable, including any change in Consolidated Net Revenues relating thereto, as if it occurred at the beginning of such Measurement Period; (b) all Indebtedness (including Indebtedness issued, incurred or assumed as a result of, or to finance a Permitted Acquisition or an Acquisition permitted under Section 8.02(n), as applicable) issued, incurred, assumed or permanently repaid during the Measurement Period shall be deemed to have been issued, incurred, assumed or permanently repaid at the beginning of such Measurement Period and (c) interest expense of such Person attributable to interest on any Indebtedness, for which Pro Forma Compliance is being calculated as provided in preceding clause (b), bearing floating interest rates shall be computed on a pro forma basis as if the rates that would have been in effect at the time of the Permitted Acquisition or the Acquisition permitted under Section 8.02(n), as applicable, had been actually in effect during the applicable Measurement Period.

“Proprietary Databases” means any material non-public proprietary database that is owned by the Issuer or any Subsidiary or that the Issuer or any Subsidiary is licensed, authorized or otherwise granted rights under or to as of the Closing Date, or subsequent thereto.

“Proprietary Software” means any proprietary software, other than any software that is generally commercially available, off-the-shelf and/or open source including, without limitation, the object code and source code forms of such software and all associated documentation, which is owned by the Issuer or any Subsidiary or which the Issuer or any Subsidiary is licensed, authorized or otherwise granted rights under or to as of the Closing Date, or subsequent thereto.

“Receiver” means a receiver, interim receiver, receiver and manager, liquidator, trustee in bankruptcy or similar Person.

“Recipient” means (a) the Collateral Agent, and (b) any Purchaser.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors, sub-advisors and representatives of such Person and of such Person’s Affiliates.

“Reorganization Documents” means the AcquireCo Note, the NewCo Note, the ULC Note, the Exchange Agreement, the Forward Transfer Agreement, the Permitted Transfer Agreement and the Support and Guarantee Agreement.

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the thirty-day notice period has been waived.

“Required Purchasers” means, as of any date, the Purchasers holding at least 51% of the aggregate principal amount of the Notes (i.e., all of the Initial Notes and all of the Delayed Draw Notes) outstanding on such date plus all undrawn Delayed Draw Note Commitments outstanding on such date, voting as a single class; provided, that any Notes held by the Issuer, its Subsidiaries or any of their respective Subsidiaries or Affiliates shall be excluded.

“Responsible Officer” means the chief executive officer, chief operating officer, chief financial officer, treasurer or controller of a Note Party and, solely for purposes of the delivery of certificates pursuant to Sections 5.01 or 7.12(b), the secretary or any assistant secretary of a Note Party. Any document delivered hereunder that is signed by a Responsible Officer of a Note Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Note Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Note Party.

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“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests of any Note Party or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests or on account of any return of capital to the Issuer’s stockholders, partners or members (or the equivalent Person thereof), or any setting apart of funds or property for any of the foregoing.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., and any successor thereto.

“Sale and Leaseback Transaction” means, with respect to any Note Party or any Subsidiary, any arrangement, directly or indirectly, with any Person whereby the Note Party or such Subsidiary shall sell or transfer any property used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

“Sanctions” means any international economic sanction administered or enforced by the United States government (including, without limitation, OFAC), Canada or its governmental institutions, agencies or subdivisions, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority and specifically including the Proceeds of Crime (Money Laundering) Terrorist Financing Act and any other similar Canadian statute or regulation that is hereafter enacted.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Securities Act” means the Securities Act of 1933, as amended, and, if applicable, the Securities Act of each Province of Canada.

“Securitization Transaction” means, with respect to any Person, any financing transaction or series of financing transactions (including factoring arrangements) pursuant to which such Person or any Subsidiary of such Person may sell, convey or otherwise transfer, or grant a security interest in, accounts, payments, receivables, rights to future lease payments or residuals or similar rights to payment to a special purpose subsidiary or affiliate of such Person.

“Security Agreement” means the security agreement dated as of the Closing Date executed in favor of the Collateral Agent, for the benefit of the Purchasers, by each of the Note Parties, as amended or modified from time to time in accordance with the terms hereof.

“Solvent” or “Solvency” means, with respect to any Person as of a particular date, that on such date (a) such Person is able to pay its debts and other liabilities, contingent obligations and other commitments as they mature in the ordinary course of business, (b) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature in their ordinary course, (c) such Person is not engaged in a business or a transaction, and is not about to engage in a business or a transaction, for which such Person’s property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which such Person is engaged or is to engage, (d) the fair value of the property of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person and (e) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured. In computing the amount of contingent liabilities at any time, it is intended that such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

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“Statutory Plans” means statutory benefit plans which any Note Party is required to participate in or comply with, including the Canada Pension Plan and Quebec Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of Voting Stock is at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Issuer.

“Support and Guarantee Agreement” means the support and guarantee agreement between the Issuer and NewCo providing for the guarantee by NewCo of the obligations of HoldCo under the HoldCo Preferred Shares.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s) and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Purchaser or any Affiliate of a Purchaser).

“Synthetic Lease” means any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing arrangement whereby the arrangement is considered borrowed money indebtedness for tax purposes but is classified as an operating lease or does not otherwise appear on a balance sheet under GAAP.

“Target” means Innocutis.

“Target Acquisition Documents” means the Membership Interests Purchase Agreement, dated April 13, 2015, by and among the Beneficial Sellers (as defined therein), Innocutis Parent, LLC, a Delaware limited liability company, AcquireCo and Ballast Point Ventures II, L.P., a Delaware limited partnership.

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“Target Audited Financial Statements” means the audited consolidated balance sheet of the Target and its consolidated Subsidiaries for the fiscal year ended December 31, 2013, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal year of the Issuer and its Subsidiaries, including the notes thereto, audited by independent public accountants of recognized national standing and prepared in conformity with U.S. GAAP.

“Taxes” has the meaning specified in Section 3.01(a).

“Test Period” means, at any time, the fiscal quarter of the Issuer then last ended (in each case taken as one accounting period) for which financial statements have been or are required to be delivered to the Purchasers pursuant to Section 7.01(a) or (b).

“Threshold Amount” means $1,000,000.

“Trademark License” means any agreement, written or oral, providing for the grant of any right to use any Trademark.

“Trademarks” means all statutory and common-law trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers, and the goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications to register in connection therewith, under the laws of the United States or Canada, any state or province thereof or any other country or any political subdivision thereof, or otherwise, for the full term and all renewals thereof, which are owned by the Issuer or any Subsidiary or which the Issuer or any Subsidiary is licensed, authorized or otherwise granted rights under or to as of the Closing Date, or subsequent thereto.

“Trade Secrets” means any data or information that is not commonly known by or available to the public, and which (a) derives economic value, actual or potential, from not being generally known to and not being readily ascertainable by proper means by other Persons who can obtain economic value from its disclosure or use; (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy; and (c) which are owned by the Issuer or any Subsidiary or which the Issuer or any Subsidiary is licensed, authorized or otherwise granted rights under or to as of the Closing Date, or subsequent thereto.

“Treasury Regulations” means the regulations, including temporary regulations, promulgated by the United States Treasury Department under the Internal Revenue Code, as such regulations may be amended from time to time (including the corresponding provisions of any future regulations).

“ULC” means 3284650 Nova Scotia Company, an unlimited liability company organized under the laws of Nova Scotia, Canada.

“ULC Note” means the convertible non-interest bearing note issued by ULC to the Issuer in a principal amount of $22,750,000.

“United States” and “U.S.” mean the United States of America.

“Unrestricted Cash” means unrestricted cash and Cash Equivalents held by the Note Parties in one or more deposit accounts subject to Deposit Account Control Agreements in favor of the Collateral Agent for the benefit of the Purchasers.

“U.S. GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, consistently applied and as in effect from time to time.

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“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Internal Revenue Code.

“Voting Stock” means, with respect to any Person, Equity Interests issued by such Person the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even though the right so to vote may have been suspended by the happening of such a contingency.

“Warrant” has the meaning specified in Section 2.01(a).

“Websites” means all websites that the Issuer or any Subsidiary shall operate, manage or control through a Domain Name, whether on an exclusive basis or a nonexclusive basis, including, without limitation, all content, elements, data, information, materials, hypertext markup language (HTML), software and code, works of authorship, textual works, visual works, aural works, audiovisual works and functionality embodied in, published or available through each such website and all IP Rights in each of the foregoing.

“Website Agreement” means all agreements between any Note Party and/or Subsidiary and any other Person pursuant to which such Person provides any services relating to the hosting, design, operation, management or maintenance of any Website, including without limitation, all agreements with any Person providing website hosting, database management or maintenance or disaster recovery services to any Note Party and all agreements with any domain name registrar, as all such agreements may be amended, supplemented or otherwise modified from time to time.

“Wholly Owned Subsidiary” means any Person 100% of whose Equity Interests are at the time owned by the Issuer directly or indirectly through other Persons 100% of whose Equity Interests are at the time owned, directly or indirectly, by the Issuer.

“Work” means any work or subject matter that is subject to protection pursuant to Title 17 of the United States Code, the Canadian Copyright Act, or the equivalent legislation in another jurisdiction.

1.02       Other Interpretive Provisions.

With reference to this Agreement and each other Investment Document, unless otherwise specified herein or in such other Investment Document:

(a)          The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Investment Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “hereto”, “herein,” “hereof” and “hereunder,” and words of similar import when used in any Investment Document, shall be construed to refer to such Investment Document in its entirety and not to any particular provision thereof, (iv) all references in an Investment Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Investment Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all real and personal property and tangible and intangible assets and properties, including cash, securities, accounts and contract rights. For the purpose of all representations, warranties, covenants and conditions hereunder, (i) the Target Acquisition shall be deemed to have occurred immediately prior to the entry into this Agreement, and (ii) Subsidiaries of the Issuer shall be deemed to include the Target and its Subsidiaries, and (iii) the Target and its Subsidiaries shall be Note Parties hereunder.

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(b)          In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(c)          Section headings herein and in the other Investment Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Investment Document.

1.03       Accounting Terms.

(a)          Generally. Except as otherwise specifically prescribed herein, all accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Financial Statements; provided, however, that calculations of Attributable Indebtedness under any Synthetic Lease or the implied interest component of any Synthetic Lease shall be made by the Issuer in accordance with accepted financial practice and consistent with the terms of such Synthetic Lease.

(b)          Changes in GAAP. The Issuer will provide a written summary of material changes in GAAP and in the consistent application thereof with each annual and monthly financial statement delivered in accordance with Section 7.01. If at any time any change in GAAP would affect the computation of any financial requirement set forth in any Note Document, and either the Issuer or the Required Purchasers shall so request, the Purchasers and the Issuer shall negotiate in good faith to amend such requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Purchasers); provided that, until so amended, (i) such requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Issuer shall provide to the Collateral Agent and the Purchasers financial statements and other documents required under this Agreement or as requested hereunder setting forth a reconciliation between calculations of such requirement made before and after giving effect to such change in GAAP.

1.04       Times of Day.

Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

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Article II.

THE NOTES AND WARRANTS

2.01       Authorization and Issue of Notes and Warrants; Payment of Interest.

(a)                Authorization and Issuance of Initial Notes and related Warrants.

(i)          The Issuer has duly authorized the issuance, sale and delivery of its 10.25% Senior Secured Notes due 2020 in the aggregate principal amount of $40,000,000, to be dated the Closing Date, to mature on the Maturity Date, and to be substantially in the form of Exhibit A hereto (all such notes originally issued pursuant to this Agreement, or delivered in substitution or exchange for any thereof, being collectively called the “Initial Notes” and individually an “Initial Note”).

(ii)         Warrants. In connection with the issuance of the Initial Notes by the Issuer, the Issuer has agreed to authorize the issuance, sale and delivery of its warrants in the amounts set forth on Schedule II, having an initial exercise price as provided therein and initially exercisable into 600,000 shares of common stock of the Issuer (subject to adjustment as provided therein), such warrants to be substantially in the form of Exhibit B attached hereto (all such warrants initially issued pursuant to this Agreement, or delivered in substitution or exchange for any thereof, being collectively called the “Warrants” and, individually, an “Warrant”). Notwithstanding anything to the contrary set forth herein, the Initial Notes and the Warrants will, upon the occurrence of the Closing Date, be immediately separable and transferable in accordance with Section 11.06 in the case of the Notes and the Warrants shall be immediately exercisable, subject to applicable securities laws.

(b)               Authorization and Issuance of Delayed Draw Notes. The Issuer has duly authorized the issuance, sale and delivery, on not more than three Delayed Draw Note Closing Dates, of additional 10.25% Senior Secured Notes due 2020 in the aggregate principal amount of up to $60,000,000, to be dated the relevant Delayed Draw Note Closing Date, to mature on the Maturity Date, and to be substantially in the form of Exhibit A hereto (all such notes originally issued pursuant to this Agreement, or delivered in substitution or exchange for any thereof, being collectively called the “Delayed Draw Notes” and individually an “Delayed Draw Note”). Notwithstanding anything to the contrary set forth herein, the Delayed Draw Notes, upon their issuance, will be immediately separable and transferable.

2.02       Commitments to Purchase Delayed Draw Notes.

(a)               Subject to and upon the terms and conditions set forth herein, each Purchaser severally (and not jointly) agrees on each Delayed Draw Note Closing Date to purchase Delayed Draw Notes (such Delayed Draw Notes to have a purchase price in the aggregate not greater than such Purchaser’s undrawn Delayed Draw Note Commitment at such time) from the Issuer at a purchase price equal to 100% of the aggregate principal amount of the Delayed Draw Notes so purchased, provided that under no circumstances shall the aggregate purchase price of the Delayed Draw Notes required to be purchased by any Purchaser, together with the aggregate purchase price of any Delayed Draw Notes previously purchased by such Purchaser, exceed the amount of such Purchaser’s Delayed Draw Note Commitment at such time. Once drawn, no Delayed Draw Note Commitment may be redrawn, whether or not the Delayed Draw Notes related thereto have been repaid or prepaid. Upon the expiration of the Commitment Period, the Delayed Draw Note Commitments shall automatically, without action by the Issuer or any Purchaser, be reduced to zero.

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(b)          The aggregate principal amount of Delayed Draw Notes purchased by the Purchasers hereunder shall be in a minimum amount of $10,000,000 and shall be in multiples of $5,000,000 equal to or in excess of such minimum amount. The aggregate purchase price of all Delayed Draw Notes which may be issued and sold under this Agreement shall not exceed $60,000,000.

(c)          All issuances of Delayed Draw Notes under this Agreement shall be made to the Purchasers pro rata on the basis of their Delayed Draw Note Commitments. It is understood that no Purchaser shall be responsible for any default by any other Purchaser of its obligation to purchase Delayed Draw Notes hereunder and that each Purchaser shall be obligated to purchase the Delayed Draw Notes required to be purchased by it hereunder regardless of the failure of any other Purchaser to fulfill its obligations under this Agreement.

2.03       Issuance and Sale of Securities.

(a)          On the Closing Date. Subject to the terms and conditions set forth in this Agreement, on the Closing Date the Issuer will issue and sell the Initial Notes and the Warrants to each of the Purchasers, severally and not jointly, and each of the Purchasers, severally and not jointly, shall purchase from the Issuer the Initial Notes and the Warrants in amounts equal, with respect to each Purchaser, to the respective amounts set forth on Schedule II hereto opposite such Purchaser’s name, in each case at the purchase prices set forth on Schedule II hereto.

(b)          On the Delayed Draw Note Closing Dates. Subject to the terms and conditions set forth in this Agreement, on each Delayed Draw Note Closing Date, the Issuer shall issue and sell Delayed Draw Notes in the aggregate amount specified in the Notice of Issuance (in compliance with Section 2.02(b)) to each of the Purchasers, severally and not jointly, allocated on a pro rata basis in accordance with their respective Delayed Draw Note Commitments, and each of the Purchasers, severally and not jointly, shall, on such date, purchase (for an aggregate purchase not greater than such Purchaser’s undrawn Delayed Draw Note Commitment) such Delayed Draw Notes from the Issuer on such Delayed Draw Note Closing Date specified in the relevant Notice of Issuance, in each case at an aggregate purchase price equal to 100% of the aggregate principal amount of such Delayed Draw Notes, provided that under no circumstances shall the aggregate principal amount of Delayed Draw Notes so purchased by any Purchaser exceed the amount of such Purchaser’s Delayed Draw Note Commitment at such time; provided further that the Purchasers shall not be obligated to purchase Delayed Draw Notes on more than three Delayed Draw Closing Dates.

(c)          The Issuer and Purchasers hereby acknowledge and agree that (i) the issue price (within the meaning of Section 1273(b) of the Internal Revenue Code) of each Initial Note is determined pursuant to Section 1272-1275 of the Code and the Treasury Regulations thereunder and (ii) for United States federal income tax purposes, the issue price of each Initial Note within the meaning of Section 1273(b) of the Internal Revenue Code, which issue price was determined pursuant to Section 1.1273-2(h)(1) of the Treasury Regulations, is equal to $[Redacted – Commercially sensitive information]. The parties hereto agree to report all income tax matters with respect to the issuance of the Notes and the Warrants consistent with the provisions of this Section 2.03(c) unless otherwise required due to a change in applicable Law.

2.04       Notes.

The Notes issued pursuant hereto shall evidence the principal amounts of all Notes sold hereunder, and the date and principal amount of each purchase and the sale of the Notes to the Purchasers by the Issuer, as well as each payment or prepayment made on account of the principal thereof, and, in each case, the resulting aggregate unpaid principal balance thereof, shall be recorded by each Purchaser on its books; provided, that failure by any Purchaser to make any such recordation shall not affect the obligations of the Issuer hereunder or under such Note. Each such recordation by a Purchaser shall be conclusive and binding for all purposes in the absence of manifest error.

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2.05       The Closing Date; Delayed Draw Note Closing Dates.

(a)               Closing Date. The sale and delivery of the Initial Notes and the Warrants to be issued pursuant to Section 2.01(a) shall take place at the offices of Covington & Burling LLP, 620 Eighth Avenue, New York, NY 10018, at 10:00 A.M. New York City time, on the Closing Date (or such other time and place as the parties shall agree). On the Closing Date, subject to satisfaction of the conditions set forth herein, the following shall occur:

(i)          the Issuer will deliver to each Purchaser an Initial Note or Initial Notes registered in such Purchaser’s name or in the name of its nominee, such Initial Notes to be duly executed and dated the Closing Date, in the aggregate principal amount of the Initial Notes allocated to such Purchaser as shown on Schedule II hereto, such Initial Notes to be in such denominations as such Purchaser may specify by two Business Days’ prior written notice to the Issuer (or, in the absence of such notice, one Initial Note registered in such Purchaser’s name in such aggregate principal amount), against such Purchaser’s delivery to the Issuer of immediately available funds in the amount of such Purchaser’s portion of the aggregate purchase price of the Initial Notes so purchased; and

(ii)         the Issuer will deliver to each Purchaser a Warrant or Warrants, as shown on Schedule II hereto, such Warrants to be duly executed and dated the Closing Date, registered in such Purchaser’s name or in the name of its nominee, in such denominations as such Purchaser may specify by two Business Days’ prior written notice to the Issuer or, in the absence of such notice, one Warrant registered in such Purchaser’s name against such Purchaser’s delivery to the Issuer of immediately available funds in the amount of such Purchaser’s portion of the aggregate purchase price of the Warrants so purchased pursuant to this Section 2.05(a)(ii).

(b)               Delayed Draw Note Closing Dates. The sale and delivery of any Delayed Draw Notes to be issued pursuant to Section 2.01(b) shall take place at the offices of Covington & Burling LLP, 620 Eighth Avenue, New York, NY 10018, at 10:00 A.M., New York City time on each Delayed Draw Note Closing Date specified for such issuance in the Notice of Issuance (or such other time and place as the parties shall agree). On the relevant Delayed Draw Note Closing Date, subject to satisfaction of the conditions set forth herein, the Issuer will deliver to each Purchaser holding an undrawn Delayed Draw Note Commitment a Delayed Draw Note or Delayed Draw Notes registered in such Purchaser’s name or in the name of its nominee, such Delayed Draw Notes to be duly executed and dated the applicable Delayed Draw Note Closing Date, in an aggregate principal amount equal to the amount of Delayed Draw Notes allocated to such Purchaser on a pro rata basis in accordance with its respective Delayed Draw Note Commitment (which in no event shall exceed the amount of such Purchaser’s Delayed Draw Note Commitment at such time), such Delayed Draw Notes to be in such denominations as such Purchaser may specify by two Business Days’ prior written notice to the Issuer (or, in the absence of such notice, one Delayed Draw Note registered in such Purchaser’s name in such aggregate principal amount), against such Purchaser’s delivery to the Issuer of immediately available funds in an amount equal to the aggregate principal amount of Delayed Draw Notes so purchased by such Purchaser.

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2.06       Notice of Issuance.

If the Issuer determines to request the issuance of Delayed Draw Notes, the Issuer shall deliver to the Purchasers an irrevocable Notice of Issuance with respect to such proposed issuance, which must be given not later than 11:00 a.m. at least 15 Business Days in advance of the requested date of the applicable Delayed Draw Note Closing Date.

2.07       Prepayments.

(a)                Voluntary Prepayments. The Notes may not be voluntarily prepaid on or prior to the second anniversary of the Closing Date (except as provided in Section 2.07(c)). After the second anniversary of the Closing Date, subject to the payment of any prepayment premium as required under Section 2.07(d) and the borrowing fee as required under Section 2.07(e), the Issuer may, upon notice from the Issuer to the Purchasers, voluntarily prepay the Obligations, in whole or in part; provided, that, (i) such notice must be received not later than 11:00 a.m. three Business Days prior to the date of prepayment and (ii) any such prepayment shall be in a minimum principal amount of $5,000,000 and integral multiples of $1,000,000 in excess thereof (in each case, if less, the entire principal amount thereof then outstanding). Each such notice shall specify the date and amount of such prepayment. If such notice is given by the Issuer, the Issuer shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment pursuant to this Section 2.07(a) shall be accompanied by all accrued interest on the amount prepaid, and the prepayment premium required under Section 2.07(d) and the borrowing fee required under Section 2.07(e). Each such prepayment shall be applied first to all costs, expenses, indemnities and other amounts due and payable hereunder, then to payment of default interest, if any, then to payment of prepayment premium required by Section 2.07(d) and the borrowing fee required by Section 2.07(e), then to payment of accrued interest and thereafter to the payment of principal.

(b)                Mandatory Prepayments.

(i)          Incurrence of Indebtedness. The Issuer shall prepay the Obligations (including amounts due pursuant to Section 2.07(d) and Section 2.07(e)) in an aggregate amount equal to 100% of the Net Cash Proceeds of any incurrence of Indebtedness by any Note Party, other than Indebtedness permitted by Section 8.03. Any prepayment pursuant to this clause (i) shall be applied as set forth in Section 2.07(b)(iv) below.

(ii)         Dispositions and Involuntary Dispositions. The Issuer shall prepay the Obligations (including amounts due pursuant to Section 2.07(d) and Section 2.07(e)) in an aggregate amount equal to (x) 100% of the Net Cash Proceeds of all Dispositions made by any Note Party (other than, to the extent no Default or Event of Default exists at the time prepayment would otherwise be required pursuant to this Section 2.07(b)(ii), Net Cash Proceeds of Dispositions made by any Note Party in an aggregate amount not to exceed $1,000,000 in any fiscal year or $5,000,000 during the term of this Agreement); and (y) 100% of the Net Cash Proceeds of all Involuntary Dispositions by any Note Party, in each case, to the extent such Net Cash Proceeds are not reinvested in Eligible Assets within 180 days of the date of such Disposition or Involuntary Disposition. Any prepayment pursuant to this clause (ii) shall be applied as set forth in Section 2.07(b)(iv) below.

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(iii)        Extraordinary Receipts. Upon the receipt by any Note Party of the Net Cash Proceeds of any Extraordinary Receipt (other than, (x) any receipts of any Disposition, Permitted Transfer or Involuntary Disposition and (y) to the extent no Default or Event of Default exists at the time prepayment would otherwise be required under this Section 2.07(b)(iii), Net Cash Proceeds of Extraordinary Receipts (for the avoidance of doubt, excluding any receipts described in clause (x)) in an aggregate amount not to exceed $1,000,000 during the term of this Agreement), the Issuer shall prepay the Obligations (including amounts due pursuant to Section 2.07(d) and Section 2.07(e)) in an aggregate amount equal to 100% of such Net Cash Proceeds. Any prepayment pursuant to this clause (iii) shall be applied as set forth in Section 2.07(b)(iv)below.

(iv)        Application of Mandatory Prepayments. All payments under Section 2.07(b)(i), (ii) and (iii) shall be applied first to all costs, expenses, indemnities and other amounts due and payable hereunder, then proportionately (based on the relation of such amounts to the total amount of the relevant payment under this Section 2.07(b)) to the payment or prepayment (as applicable) of the following amounts: default interest, if any, prepayment premium required by Section 2.07(d), the borrowing fee required by Section 2.07(e) and accrued interest and principal.

(c)                Change of Control. Upon the occurrence of a Change of Control, the Issuer may, at its option and upon notice from the Issuer to the Purchasers, and shall, at the direction of the Required Purchasers, immediately prepay the Notes together with all accrued and unpaid interest thereon plus the prepayment premium required by Section 2.07(d) plus the borrowing fee required by Section 2.07(e), all outstanding Obligations outstanding at such time. Each such notice shall specify the date and amount of such prepayment. If such notice is given by the Issuer, the Issuer shall make such prepayment and the prepayment amount shall be due and payable on the date specified therein. In connection with any prepayment pursuant to this Section 2.07(c), the Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with such prepayment.

(d)                Prepayment Premiums.

(i)          Prepayments on or Before Second Anniversary. If all or any portion of the Obligations become due and payable pursuant to Section 2.07(b), Section 2.07(c) or Section 9.02 on or prior to the second anniversary of the Closing Date, the Issuer shall pay to the Purchasers, on the date on which such prepayment is due and payable, in addition to the other Obligations so repaid, a prepayment premium in an amount equal to 10% multiplied by the principal amount of the Notes due and payable on such date.

(ii)         Prepayments Between Second and Third Anniversary. If all or any portion of the Obligations becomes due and payable pursuant to Section 2.07(a) upon delivery of a notice of prepayment, Section 2.07(b), Section 2.07(c) or Section 9.02 after the second anniversary, but prior to the third anniversary, of the Closing Date, then the Issuer shall pay to the Purchasers, on the date on which such prepayment is due and payable, in addition to the other Obligations so repaid, a prepayment premium in an amount equal to 5.0% multiplied by the principal amount of the Notes due and payable on such date.

(iii)        Prepayments Between Third and Fourth Anniversary. If all or any portion of the Obligations becomes due and payable pursuant to Section 2.07(a) upon delivery of a notice of prepayment, Section 2.07(b), Section 2.07(c) or Section 9.02 after the third anniversary, but prior to the fourth anniversary, of the Closing Date, then the Issuer shall pay to the Purchasers, on the date on which such prepayment is due and payable, in addition to the other Obligations so repaid, a prepayment premium in an amount equal to 2.5% multiplied by the principal amount of the Notes due and payable on such date.

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(e)          Borrowing Fee. The Issuer shall pay to the Purchasers a borrowing fee equal to [Redacted – Commercially sensitive information], which fee must be paid when such Notes are repaid on the Maturity Date or, if sooner, the date the Notes are required to be, or are, prepaid or repaid in full or in part (whether optional or mandatory, due to acceleration or otherwise and whether pursuant to Section 2.07(a), Section 2.07(b), Section 2.07(c) or Section 9.02, or otherwise).

2.08       Repayment of Notes.

The Issuer shall repay the outstanding principal amount of the Notes, together with all accrued and unpaid interest thereon and all other Obligations, on the Maturity Date.

2.09       Interest.

(a)          Pre-Default Rate. Subject to the provisions of subsection (b) below, the Notes shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to 10.25% per annum.

(b)          Default Rate. (i) The outstanding Notes shall at all times during the existence of any Event of Default bear interest at an interest rate per annum equal to 12.75% per annum (the “Default Rate”), to the fullest extent permitted by applicable Laws.

(c)          Interest Payments. Interest on the Notes shall be due and payable in arrears on each Interest Payment Date and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law. Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable on demand.

2.10       Arrangement Fees.

The Issuer shall pay to Athyrium an arrangement fee equal to [Redacted – Commercially sensitive information] upon the purchase and sale of the Initial Notes and the Warrants. Such fee shall be fully earned when paid and shall be non-refundable for any reason whatsoever.

2.11       Computation of Interest.

(a)          All computations of interest shall be made on the basis of a 360-day year and actual days elapsed. Interest shall accrue on the Notes for the day on which the Notes are issued, and shall not accrue on the Notes, or any portion thereof, for the day on which the Notes or such portion is paid.

(b)          Each interest rate which is calculated under this Agreement on any basis other than the actual number of days in a calendar year (the “deemed interest period”) is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest rate by the number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

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2.12       Payments Generally.

(a)          General. All payments to be made by the Issuer shall be made free and clear of and without condition or deduction for any counterclaim, defense, recoupment or setoff. Subject to Section 9.03, all payments of principal, interest and prepayment premiums on the Notes and all other Obligations payable by any Note Party under the Note Documents shall be due, without any presentment thereof, directly to the Purchasers, at such office or bank account as shall be specified by each Purchaser from time to time by written notice to the Issuer. The Note Parties will make such payments in Dollars, in immediately available funds not later than 2:00 p.m. on the date due, marked for attention as indicated, or in such other manner or to such other account in any United States bank as the Purchasers may from time to time direct in writing. All payments received by the Purchasers after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Issuer shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest.

(b)          Obligations of Purchasers Several. The obligations of the Purchasers hereunder to purchase the Notes are several and not joint. The failure of any Purchaser to purchase the aggregate principal amount of the Initial Notes or the Delayed Draw Notes required to be purchased by it on any date required hereunder shall not relieve any other Purchaser of its corresponding obligation to do so on such date, and no Purchaser shall be responsible for the failure of any other Purchaser to so purchase the aggregate principal amount of the Initial Notes or the Delayed Draw Notes required to be purchased by it.

(c)          Funding Source. Nothing herein shall be deemed to obligate any Purchaser to obtain the funds to purchase any Note in any particular place or manner or to constitute a representation by any Purchaser that it has obtained or will obtain the funds purchase any Note in any particular place or manner.

2.13       No Purchase of Notes.

Neither a Note Party nor its Affiliates may acquire directly or indirectly any of the outstanding Notes, without the prior written consent of the Required Purchasers.

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Article III.

TAXES

3.01       Taxes.

(a)          Any and all payments by or on behalf of the Note Parties hereunder and under any Note Document shall be made free and clear of and without deduction for any and all current or future taxes, levies, imposts, deductions, charges or withholdings, and all interest, penalties and other liabilities with respect thereto (“Taxes”), unless required by applicable Law. If a Note Party must withhold or deduct any Taxes from or in respect of any such payment, then the Note Party shall make such withholding or deduction and timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with applicable Law, and if the Tax is a Tax other than (a) income taxes imposed on (or measured by) the net or overall gross income of a Recipient, capital taxes or franchise taxes (i) imposed by the jurisdiction under the laws of which such Recipient is organized or qualified to do business or a jurisdiction or any political subdivision thereof in which the Recipient engages in business activity other than any activity arising solely from the Recipient having executed, delivered or become a party to this Agreement or having enjoyed its rights or performed its obligations under this Agreement or any Note Document, or (ii) imposed as the result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising solely from such Recipient having executed, delivered or become a party to this Agreement, or having enjoyed its rights or performed its obligations under this Agreement or any Note Document) (b) any tax imposed as a result of a failure by such Recipient to comply with Section 3.01(b), (c) Taxes under the Income Tax Act (Canada) on, or deducted or withheld from, any payment or deemed payment to any Recipient by reason of the Recipient (or a partner of the Recipient) being a Person with whom any Note Party does not deal at arm’s length for purposes of the Income Tax Act (Canada) at the time such payment is made, (d) by reason of all or a portion of such payment being deemed to be a dividend paid to such Recipient pursuant to subsection 214(16) of the Income Tax Act (Canada) or deemed to have been paid to such Recipient pursuant to subsection 214(17) of the Income Tax Act (Canada) (all such non-excluded Taxes, collectively or individually, being called “Indemnified Taxes”), then the sum payable shall be increased by the amount (an “additional amount”) necessary so that after making all required withholdings or deductions (including withholdings or deductions applicable to additional sums payable under this Section 3.01) the applicable Recipient shall receive an amount equal to the sum it would have received had no such withholdings or deductions been made.

The Note Parties will pay to the relevant Governmental Authority in accordance with applicable Law any current or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or under any Note Document, or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or any Note Document that are or would be applicable to the Purchasers (“Other Taxes”).

The Note Parties jointly and severally agree to indemnify each Recipient for the full amount of Indemnified Taxes and Other Taxes imposed on or with respect to any payment made or deemed to have been made by or on account of any obligation of the Note Parties hereunder or under any Note Document (including Indemnified and Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by such Recipient and any liability (including penalties, interest and expenses (including reasonable attorneys’ fees and expenses)) arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability prepared by such Purchaser absent manifest error, shall be conclusive and binding for all purposes. Such indemnification shall be made within 30 days after the date such Recipient makes written demand therefor. If any Note Party reasonably believes that such Taxes were not correctly or legally asserted, the Recipient will use reasonable efforts to cooperate with such Note Party to obtain a refund of such Taxes so long as such efforts would not, in the sole determination of the Recipient, result in any additional out-of-pocket costs or expenses not reimbursed by such Note Party or be otherwise disadvantageous to Recipient, as applicable. The Note Parties shall have the right to receive that portion of any refund of any Indemnified Taxes or Other Taxes received by a Recipient for which any Note Party has previously paid any additional amount or indemnified such Recipient and which leaves the Recipient, after such Note Party’s receipt thereof, in no better or worse financial position than if no such Indemnified Taxes or Other Taxes had been imposed or additional amounts or indemnification paid to the Recipient. Notwithstanding anything to the contrary contained in this Section 3.01, no Note Party shall be required to indemnify any Recipient pursuant to this Section 3.01 for any amount to the extent such Recipient fails to notify such Note Party of the relevant possible indemnification claim within 180 days after such Recipient receives written notice from the applicable taxing authority of the specific tax assessment and becomes aware of such indemnification claim.

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(b)          Any Recipient that is entitled to an exemption from or reduction of any withholding Tax with respect to any payments made under any Note Document shall deliver to the Issuer or the relevant Note Party, at the time or times reasonably requested by the Issuer or such other Note Party, such properly completed and executed documentation prescribed by applicable Governmental Authority or Law as the Issuer or such Note Party may reasonably request to permit such payments to be made without withholding or at a reduced rate of withholding. Notwithstanding anything to the contrary in this Section 3.01(b), no Recipient shall be required to provide any documentation that such Recipient is not legally eligible to deliver.

3.02       Survival.

Each party’s obligations under this Article III shall survive the resignation or replacement of the Collateral Agent, any transfer of Notes, the termination of the Delayed Draw Note Commitment and the repayment, satisfaction or discharge of all other Obligations.

Article IV.

GUARANTY

4.01       The Guaranty.

Each of the Guarantors hereby jointly and severally guarantees to each Purchaser and the Collateral Agent as hereinafter provided, as primary obligor and not as surety, the prompt payment of the Obligations in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise) strictly in accordance with the terms thereof. The Guarantors hereby further agree that if any of the Obligations are not paid in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise), the Guarantors will, jointly and severally, promptly pay the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Obligations, the same will be promptly paid in full when due (whether at extended maturity, as a mandatory prepayment, by acceleration or otherwise) in accordance with the terms of such extension or renewal.

Notwithstanding any provision to the contrary contained herein or in any other of the Note Documents, the obligations of each Guarantor under this Agreement and the other Note Documents shall be limited to an aggregate amount equal to the largest amount that would not render such obligations subject to avoidance under the Debtor Relief Laws or any comparable provisions of any applicable state, provincial or federal law.

4.02       Obligations Unconditional.

The obligations of the Guarantors under Section 4.01 are joint and several, absolute and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of any of the Note Documents, or any other agreement or instrument referred to therein, or any substitution, release, impairment or exchange of any other guarantee of or security for any of the Obligations, and, to the fullest extent permitted by applicable law, irrespective of any law or regulation or other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, it being the intent of this Section 4.02 that the obligations of the Guarantors hereunder shall be absolute and unconditional under any and all circumstances. Each Guarantor agrees that such Guarantor shall have no right of subrogation, indemnity, reimbursement or contribution against the Issuer or any other Guarantor for amounts paid under this Article IV until such time as the Obligations have been paid in full and the Delayed Draw Note Commitments have expired or terminated. Without limiting the generality of the foregoing, it is agreed that, to the fullest extent permitted by law, the occurrence of any one or more of the following shall not alter or impair the liability of any Guarantor hereunder, which shall remain absolute and unconditional as described above:

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(a)          at any time or from time to time, without notice to any Guarantor, the time for any performance of or compliance with any of the Obligations shall be extended, or such performance or compliance shall be waived;

(b)          any of the acts mentioned in any of the provisions of any of the Note Documents, or any other agreement or instrument referred to in the Note Documents shall be done or omitted;

(c)          the maturity of any of the Obligations shall be accelerated, or any of the Obligations shall be modified, supplemented or amended in any respect, or any right under any of the Note Documents, or any other agreement or instrument referred to in the Note Documents shall be waived or any other guarantee of any of the Obligations or any security therefor shall be released, impaired or exchanged in whole or in part or otherwise dealt with;

(d)          any Lien granted to, or in favor of, the Collateral Agent or any Purchaser or Purchasers as security for any of the Obligations shall fail to attach or be perfected; or

(e)          any of the Obligations shall be determined to be void or voidable (including, without limitation, for the benefit of any creditor of any Guarantor) or shall be subordinated to the claims of any Person (including, without limitation, any creditor of any Guarantor).

With respect to its obligations hereunder, each Guarantor hereby expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that the Collateral Agent or any Purchaser exhaust any right, power or remedy or proceed against any Person under any of the Note Documents, or any other agreement or instrument referred to in the Note Documents, or against any other Person under any other guarantee of, or security for, any of the Obligations.

4.03       Reinstatement.

The obligations of the Guarantors under this Article IV shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of any Person in respect of the Obligations is rescinded or must be otherwise restored by any holder of any of the Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, and each Guarantor agrees that it will indemnify the Collateral Agent and each Purchaser on demand for all reasonable costs and expenses (including, without limitation, the fees, charges and disbursements of counsel) incurred by the Collateral Agent or such Purchaser in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law.

4.04       Certain Additional Waivers.

Each Guarantor agrees that such Guarantor shall have no right of recourse to security for the Obligations, except through the exercise of rights of subrogation pursuant to Section 4.02 and through the exercise of rights of contribution pursuant to Section 4.06.

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4.05       Remedies.

The Guarantors agree that, to the fullest extent permitted by law, as between the Guarantors, on the one hand, and the Collateral Agent and the Purchasers, on the other hand, the Obligations may be declared to be forthwith due and payable as provided in Section 9.02 (and shall be deemed to have become automatically due and payable in the circumstances provided in said Section 9.02) for purposes of Section 4.01 notwithstanding any stay, injunction or other prohibition preventing such declaration (or preventing the Obligations from becoming automatically due and payable) as against any other Person and that, in the event of such declaration (or the Obligations being deemed to have become automatically due and payable), the Obligations (whether or not due and payable by any other Person) shall forthwith become due and payable by the Guarantors for purposes of Section 4.01. The Guarantors acknowledge and agree that their obligations hereunder are secured in accordance with the terms of the Collateral Documents and that the Purchasers may exercise their remedies thereunder in accordance with the terms thereof.

4.06       Rights of Contribution.

The Guarantors agree among themselves that, in connection with payments made hereunder, each Guarantor shall have contribution rights against the other Guarantors as permitted under applicable law. Such contribution rights shall be subordinate and subject in right of payment to the obligations of such Guarantors under the Note Documents and no Guarantor shall exercise such rights of contribution until all Obligations have been paid in full and the Commitments have terminated.

4.07       Guarantee of Payment; Continuing Guarantee.

The guarantee in this Article IV is a guaranty of payment and not of collection, is a continuing guarantee, and shall apply to all Obligations whenever arising.

Article V.

CONDITIONS PRECEDENT TO BORROWING

5.01       Conditions to Purchase of Initial Notes and Purchase of Warrants.

This Agreement shall become effective upon and the obligation of each Purchaser to purchase the Initial Notes and Warrants is subject to satisfaction of the following conditions precedent:

(a)              Note Documents; Investment Documents. Receipt by each Purchaser of executed counterparts of this Agreement and the other Investment Documents, each properly executed by a Responsible Officer of the signing Note Party and each other party to such Investment Documents, including the Warrants duly executed and issued by the Issuer, in each case in form and substance satisfactory to the Purchasers.

(b)              Opinions of Counsel. Receipt by each Purchaser of favorable opinions of legal counsel to the Note Parties, addressed to the Collateral Agent and each Purchaser, dated as of the Closing Date, and in form and substance reasonably satisfactory to the Purchasers

(c)              Financial Statements. Each Purchaser shall have received:

(i)          the Audited Financial Statements;

(ii)         the Target Audited Financial Statements;

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(iii)        unaudited consolidated financial statements of each of the Issuer and its Subsidiaries and the Target and its subsidiaries for the fiscal quarter ended September 30, 2014, including balance sheets and statements of income or operations, shareholders’ equity and cash flows (the “Interim Financial Statements”).

(d)                No Material Adverse Change. There shall not have occurred a material adverse change since December 31, 2013 in the operations, business, assets, properties, liabilities (actual or contingent), condition (financial or otherwise) or prospects of the Issuer and its Subsidiaries, taken as a whole.

(e)                Litigation. (i) There shall not exist any action, suit, investigation or proceeding pending or threatened in any court or before an arbitrator or Governmental Authority, other than the Disclosed Litigation, (ii) each Purchaser shall be satisfied that the Disclosed Litigation could not reasonably be expected to have a Material Adverse Effect, and there shall be no legal or regulatory development that could reasonably be expected to have a Material Adverse Effect.

(f)                Organization Documents, Resolutions, Etc. Receipt by the Purchasers of the following, each of which shall be originals or facsimiles (followed promptly by originals), in form and substance satisfactory to the Purchasers and their legal counsel:

(i)          copies of the Organization Documents of each Note Party certified to be true and complete as of a recent date by the appropriate Governmental Authority of the state, province or other jurisdiction of its incorporation or organization, where applicable, and certified by a secretary or assistant secretary of such Note Party to be true and correct as of the Closing Date;

(ii)         such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of each Note Party as the Purchasers may reasonably require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Investment Documents to which such Note Party is a party; and

(iii)        such documents and certifications as the Purchasers may reasonably require to evidence that each Note Party is duly organized or formed, and is validly existing, in good standing and qualified to engage in business in its state or province of organization or formation including certificates of status or good standing in all applicable jurisdictions.

(g)               Perfection and Priority of Liens. Receipt by the Purchasers of the following:

(i)          searches of Uniform Commercial Code and PPSA filings in the jurisdiction of formation, and each Canadian jurisdiction in which it owns assets or carries on business, of each Note Party or where a filing would need to be made in order to perfect the Collateral Agent’s security interest in the Collateral, copies of the financing statements on file in such jurisdictions and evidence that no Liens exist other than Permitted Liens;

(ii)         UCC and PPSA financing statements for each appropriate jurisdiction as is necessary, in the opinion of the Collateral Agent, acting reasonably, to perfect the Collateral Agent’s security interest in the Collateral;

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(iii)        all certificates evidencing any certificated Equity Interests pledged to the Collateral Agent pursuant to the Pledge Agreement, including the Equity Interests of NewCo, HoldCo (other than the HoldCo Preferred Shares), AcquireCo and Innocutis, together with duly executed in blank and undated stock powers or assignments attached thereto;

(iv)        the AcquireCo Note, the NewCo Note and the ULC Note, together with duly executed in blank and undated note powers attached thereto;

(v)         securities control agreements in form and substance satisfactory to the Collateral Agent in respect of any uncertificated Equity Interests (if any) pledged to the Collateral Agent;

(vi)        searches of ownership of, and Liens on, IP Rights of each Note Party in the appropriate governmental offices;

(vii)       duly executed notices of grant of security interest in the form required by the Security Agreement as are necessary, in the Purchasers’ sole discretion, to perfect the Collateral Agent’s security interest in the IP Rights of the Note Parties; and

(viii)      duly executed consents as are necessary, in the opinion of the Collateral Agent, acting reasonably, to perfect the Collateral Agent’s security interest in the Collateral.

(h)               Evidence of Insurance. Receipt by the Purchasers of copies of insurance policies or certificates of insurance of the Note Parties evidencing liability and casualty insurance meeting the requirements set forth in the Note Documents, including naming the Collateral Agent as additional insured (in the case of liability insurance) or loss payee (in the case of other insurance) on behalf of the Purchasers.

(i)                Closing Certificate. Receipt by the Purchasers of a certificate signed by a Responsible Officer of the Issuer certifying that (i) the conditions specified in Sections 5.01(d), (e)(i) and (k) and Sections 5.02(a) and (b) have been satisfied, (ii) the Issuer and its Subsidiaries (after giving effect to the transactions contemplated hereby and the incurrence of Indebtedness related thereto) are Solvent, individually and on a consolidated basis, (iii) as of the Closing Date, the Issuer and its Subsidiaries have no Indebtedness for borrowed money, other than Indebtedness under the Note Documents, and Indebtedness permitted by Section 8.03 and specifically identified in such certificate, and (iv) Consolidated Net Revenues, for the fiscal quarter of the Issuer ended December 31, 2014 were at least $6,000,000.

(j)                Disqualified Stock. Receipt by the Purchasers of a certificate of a Responsible Officer of the Issuer, in form and substance satisfactory to the Purchasers, that neither the Issuer nor any Guarantor as of the Closing Date has outstanding any Disqualified Stock.

(k)               Governmental and Third Party Approvals. The Issuer and its Subsidiaries shall have received all material governmental, shareholder and third party consents and approvals necessary in connection with the transactions contemplated by this Agreement, the other Investment Documents and the Target Acquisition Documents and the other transactions contemplated hereby and thereby and all applicable waiting periods shall have expired without any action being taken by any Person that could reasonably be expected to restrain, prevent or impose any material adverse conditions on the Issuer or any of its Subsidiaries or such other transactions or that could seek to threaten any of the foregoing, and no law or regulation shall be applicable which could reasonably be expected to have such effect.

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(l)          Corporate Structure and Capitalization. The capital and ownership structure and the equity holder arrangements of the Issuer on the Closing Date, on a pro forma basis after giving effect to the transactions contemplated by the Investment Documents shall be reasonably satisfactory to the Purchasers.

(m)          Completion of Due Diligence. The Purchasers shall have (i) completed their due diligence, in form and scope satisfactory to the Purchasers, on the Issuer and its Subsidiaries and the Target and its Subsidiaries and (ii) received investment committee approval for the transactions contemplated by this Agreement.

(n)          Fees. Receipt by Athyrium and the Purchasers of any fees required to be paid on or before the Closing Date, including pursuant to Section 2.10 (it being understood that certain such fees shall be paid on the Closing Date from the proceeds of the sale of the Initial Notes and the Warrants).

(o)          Attorney Costs. The Issuer shall have paid all reasonable fees, charges and disbursements of counsel to the Collateral Agent and the Purchasers incurred to the Closing Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by it through the closing proceedings, for which invoices have been presented to the Issuer at least one Business Day prior to the Closing Date.

(p)          Repayment of Existing Debt. The Purchasers shall be satisfied that the Issuer and its Subsidiaries have repaid or will repay on the Closing Date all existing Indebtedness (other than Indebtedness permitted hereunder) and all related Liens have been or are being released, in each case, concurrently with purchase of the Initial Notes and the Warrants.

(q)          Target Acquisition. Each of the Target Acquisition Documents shall have been duly executed and delivered by the respective parties thereto and shall be in full force and effect. The Purchasers shall have received a fully-executed copy of each such document. The Target Acquisition shall be completed concurrently with purchase of the Initial Notes and the Warrants, pursuant to the Target Acquisition Documents, with no waiver of any terms by the Issuer of any terms or conditions thereof except such waivers as are not adverse to the interests of the Purchasers, as determined by the Purchasers in their reasonable discretion.

(r)          Other. Receipt by the Collateral Agent and the Purchasers of such other customary documents, instruments, agreements and information as reasonably requested by the Collateral Agent or any Purchaser.

Without limiting the generality of the provisions of the last paragraph of Section 10.03, for purposes of determining compliance with the conditions specified in this Section 5.01, each Purchaser that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Purchaser unless the other Purchasers shall have received notice from such Purchaser prior to the proposed Closing Date specifying its objection thereto.

5.02       Conditions Precedent to All Issuances of Notes.

The obligation of each Purchaser to purchase the Notes to be purchased by it hereunder is subject to the following conditions precedent:

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(a)          The representations and warranties of the Issuer and each other Note Party contained in Article VI or any other Investment Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct in all material respects on and as of the Closing Date or the relevant Delayed Draw Note Closing Date, except that (x) any such representation and warranty that is qualified by materiality or a reference to Material Adverse Effect shall be true and correct in all respects on and as of the date of the Closing Date or such Delayed Draw Note Closing Date and (y) to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date (except that any such representation and warranty that is qualified by materiality or by reference to Material Adverse Effect shall be true and correct in all respects as of such earlier date).

(b)          No Default shall exist, or would result from the issuance of the applicable Notes, the issuance of the Warrants or the application of the proceeds thereof.

By delivering the Notes and Warrants to the Purchasers, the Issuer shall be deemed to represent and warrant that the conditions specified in Sections 5.02(a) and (b) have been satisfied on and as of the date of the Closing Date or the relevant Delayed Draw Note Closing Date, as the case may be.

5.03       Additional Conditions Precedent to Issuance of Delayed Draw Notes.

The obligation of each Purchaser to purchase the Delayed Draw Notes to be purchased by it hereunder is subject to the following conditions precedent (in addition to those in Section 5.02):

(a)          [Redacted – Commercially sensitive information].

(b)          Delayed Draw Note Closing Dates. Each Delayed Draw Note Closing Date shall be on or before June 30, 2016.

(c)          Notice of Issuance; Related Notices. At least 15 Business Days prior to the relevant Delayed Draw Note Closing Date, Purchasers shall have received a valid Notice of Issuance meeting the requirements of Section 2.06 with respect to the issuance to be effected on such Delayed Draw Note Closing Date.

Article VI.

REPRESENTATIONS AND WARRANTIES

The Note Parties represent and warrant to the Collateral Agent and the Purchasers that:

6.01       Existence, Qualification and Power.

Each Note Party (a) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has (x) all requisite power and authority and (y) all requisite Governmental Licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Investment Documents to which it is a party, and (c) is duly qualified and is licensed and in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (b)(y)(i) or (c), to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

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6.02       Authorization; No Contravention.

The execution, delivery and performance by each Note Party of each Investment Document to which such Person is party have been duly authorized by all necessary corporate or other organizational action, and do not (a) contravene the terms of any of such Person’s Organization Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject; or (c)          violate in any material respect any Law (including, without limitation, Regulation U or Regulation X issued by the FRB).

6.03       Governmental Authorization; Other Consents.

No material approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Note Party of this Agreement or any other Investment Document other than (a) those that have already been obtained and are in full force and effect, and (b) filings to perfect the Liens created by the Collateral Documents.

6.04       Binding Effect.

Each Investment Document has been duly executed and delivered by each Note Party that is party thereto. Each Investment Document constitutes a legal, valid and binding obligation of each Note Party that is party thereto, enforceable against each such Note Party in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally.

6.05       Financial Statements; No Material Adverse Effect.

(a)          The Audited Financial Statements (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present the financial condition of the Issuer and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (iii) show all material indebtedness and other liabilities, direct or contingent, of the Issuer and its Subsidiaries as of the date thereof, including material liabilities for taxes, material commitments and Indebtedness.

(b)          The Target Audited Financial Statements (i) were prepared in accordance with U.S. GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present the financial condition of the Target and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby in accordance with U.S. GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (iii) show all material indebtedness and other liabilities, direct or contingent, of the Target and its Subsidiaries as of the date thereof, including material liabilities for taxes, material commitments and Indebtedness.

(c)          The Interim Financial Statements (i) were prepared in accordance with GAAP or U.S. GAAP, as applicable, consistently applied throughout the period covered thereby; (ii) fairly present the financial condition of the Issuer and its Subsidiaries or the Target and its Subsidiaries, as applicable, as of the date thereof and their results of operations for the period covered thereby, subject to the absence of footnotes and to normal year-end audit adjustments; and (iii) show all material indebtedness and other liabilities, direct or contingent, of the Issuer and its Subsidiaries or the Target and its Subsidiaries, as applicable, as of the date thereof, including material liabilities for taxes, material commitments and Indebtedness.

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(d)          The financial statements delivered pursuant to Section 7.01(a) and (b) have been prepared in accordance with GAAP (except as may otherwise be permitted under Section 7.01(a) and (b)) and present fairly (on the basis disclosed in the footnotes to such financial statements) the consolidated financial condition, results of operations and cash flows of the Issuer and its Subsidiaries as of the dates thereof and for the periods covered thereby.

(e)          Since the date of the Audited Financial Statements, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

6.06       Litigation.

Except as set forth on Schedule 6.06, there are no actions, suits, proceedings, claims or disputes pending, threatened in writing or, to the knowledge of the Note Parties, contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against any Note Party or any of its Subsidiaries or against any of their properties or revenues that (a) purport to affect or pertain to this Agreement or any other Investment Document, or any of the transactions contemplated hereby or (b) if determined adversely could reasonably be expected to have a Material Adverse Effect.

6.07       No Default.

(a)          Neither any Note Party nor any Subsidiary is in default under or with respect to any Contractual Obligation that could reasonably be expected to have a Material Adverse Effect.

(b)          No Default has occurred and is continuing.

6.08       Ownership of Property; Liens.

Each Note Party and its Subsidiaries has good record and marketable title in fee simple to, or valid leasehold interests in, all real property necessary or used in the ordinary conduct of its business, except for such defects in title as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The property of each Note Party and its Subsidiaries is subject to no Liens, other than Permitted Liens.

6.09       Environmental Compliance.

Except as could not reasonably be expected to have a Material Adverse Effect:

(a)          Each of the Facilities and all operations at the Facilities are in compliance with all applicable Environmental Laws, and there is no violation of any Environmental Law with respect to the Facilities or the Businesses, and there are no conditions relating to the Facilities or the Businesses that could give rise to liability under any applicable Environmental Laws.

(b)          None of the Facilities contains, or has previously contained, any Hazardous Materials at, on or under the Facilities in amounts or concentrations that constitute or constituted a violation of, or could give rise to liability under, Environmental Laws.

(c)          Neither any Note Party nor any Subsidiary has received any written or verbal notice of, or inquiry from any Governmental Authority regarding, any violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Facilities or the Businesses, nor does any Responsible Officer of any Note Party have knowledge or reason to believe that any such notice will be received or is being threatened.

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(d)          Hazardous Materials have not been transported or disposed of from the Facilities, or generated, treated, stored or disposed of at, on or under any of the Facilities or any other location, in each case by or on behalf of any Note Party or any Subsidiary in violation of, or in a manner that would be reasonably likely to give rise to liability under, any applicable Environmental Law.

(e)          No judicial proceeding or governmental or administrative action is pending or, to the knowledge of the Note Parties, threatened, under any Environmental Law to which any Note Party or any Subsidiary is or will be named as a party, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to any Note Party, any Subsidiary, the Facilities or the Businesses.

(f)          There has been no release or threat of release of Hazardous Materials at or from the Facilities, or arising from or related to the operations (including, without limitation, disposal) of any Note Party or any Subsidiary in connection with the Facilities or otherwise in connection with the Businesses, in violation of or in amounts or in a manner that could give rise to liability under Environmental Laws.

6.10       Insurance.

The properties of the Note Parties and their Subsidiaries are insured with financially sound and reputable insurance companies not Affiliates of such Persons, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the applicable Note Party or the applicable Subsidiary operates. The insurance coverage of the Note Parties and their Subsidiaries as in effect on the Closing Date is outlined as to carrier, policy number, expiration date, type, amount and deductibles on Schedule 6.10.

6.11       Taxes.

The Note Parties and their Subsidiaries have filed all federal, state, provincial and other material tax returns and reports required to be filed, and have paid all federal, state, provincial and other material taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP. There is no tax assessment proposed in writing any Note Party or any Subsidiary that would, if made, have a Material Adverse Effect. No Note Party nor any Subsidiary thereof is party to any tax sharing agreement.

6.12       ERISA Compliance.

(a)          Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Internal Revenue Code and other applicable laws. Each Pension Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable and up-to-date determination letter from the Internal Revenue Service, or is a pre- approved plan that is permitted to rely on a favorable up-to-date opinion letter, to the effect that the form of such Plan is qualified under Section 401(a) of the Internal Revenue Code and the trust related thereto has been determined by the Internal Revenue Service to be exempt from federal income tax under Section 501(a) of the Internal Revenue Code or an application for such a letter is pending with the Internal Revenue Service. To the best knowledge of the Note Parties, nothing has occurred that could reasonably be expected to prevent, or cause the loss of, such tax-qualified status.

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(b)          There are no pending or, to the best knowledge of the Note Parties, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan . There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan.

(c)          (i) No ERISA Event has occurred and neither the Issuer nor any ERISA Affiliate is aware of any fact, event or circumstance that could reasonably be expected to constitute or result in an ERISA Event with respect to any Pension Plan; (ii) the Issuer and each ERISA Affiliate has met all applicable requirements under the Pension Funding Rules in respect of each Pension Plan, and no waiver of the minimum funding standards under the Pension Funding Rules has been applied for or obtained; (iii) as of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430(d)(2) of the Internal Revenue Code) is eighty percent (80%) or higher and neither the Issuer nor any ERISA Affiliate knows of any facts or circumstances that could reasonably be expected to cause the funding target attainment percentage for any such plan to drop below eighty percent (80%) as of the most recent valuation date; (iv) neither the Issuer nor any ERISA Affiliate has incurred any liability to the PBGC other than for the payment of premiums, and there are no premium payments that have become due that are unpaid; (v) neither the Issuer nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA; and (vi) no Pension Plan has been terminated by the plan sponsor or administrator thereof nor by the PBGC, and no event or circumstance has occurred or exists that could reasonably be expected to cause the PBGC to institute proceedings under Title IV of ERISA to terminate any Pension Plan.

6.13       Subsidiaries and Capitalization.

(a)          Set forth on Schedule 6.13(a) is a complete and accurate list as of the Closing Date of each Subsidiary of any Note Party, together with (i) jurisdiction of formation, (ii) number of shares of each class of Equity Interests outstanding, (iii) number and percentage of outstanding shares of each class owned (directly or indirectly) by any Note Party or any Subsidiary and (iv) number and effect, if exercised, of all outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto. The outstanding Equity Interests of each Subsidiary of any Note Party are validly issued, fully paid and non-assessable.

(b)          As of the Closing Date, except as described on Schedule 6.13(b), there are no outstanding commitments or other obligations of the Issuer or any Subsidiary to issue, and no rights of any Person to acquire, any shares or any Equity Interests of the Issuer or any of its Subsidiaries. Except as set forth on Schedule 6.13(b) and as contained in the Warrants, there are no statutory or contractual preemptive rights, rights of first refusal, anti-dilution rights or any similar rights held by equity holders or option holders of the Issuer with respect to the issuance of the Warrants and all such rights have been effectively waived with regard to the issuance of the Warrants. As of the Closing Date, to the best knowledge of the Issuer, there are no agreements (voting or otherwise) among the Issuer’s equity holders with respect to any other aspect of the Issuer’s affairs.

6.14       Margin Regulations; Investment Company Act; Federal Fair Labor Standards Act.

(a)          The Issuer is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock.

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(b)          None of any Note Party, any Person Controlling any Note Party, or any Subsidiary is or is required to be registered as an “investment company” under the Investment Company Act of 1940.

(c)          Issuer and its Subsidiaries have complied in all material respects with the Federal Fair Labor Standards Act.

6.15       Disclosure.

Each Note Party has disclosed to the Purchasers all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. No report, financial statement, certificate or other written information (other than information of a general economic or industry specific nature) furnished by or on behalf of any Note Party to any Purchaser in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or under any other Investment Document (in each case, as modified or supplemented by other information so furnished), when taken as a whole, contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that, with respect to financial projections, estimates, budgets or other forward-looking information, the Note Parties represent only that such information was prepared in good faith based upon assumptions believed by the Issuer to be reasonable at the time such information was prepared (it being understood that such information is as to future events and is not to be viewed as facts, is subject to significant uncertainties and contingencies, many of which are beyond the control of the Issuer and its Subsidiaries, that no assurance can be given that any particular projection, estimate, budget or forecast will be realized and that actual results during the period or periods covered by any such projections, estimate, budgets or forecasts may differ significantly from the projected results and such differences may be material).

6.16       Compliance with Laws.

Each Note Party and each Subsidiary is in compliance with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

6.17       Intellectual Property; Licenses, Etc.

(a)          Set forth on Schedule 6.17(a) is a complete and accurate list as of the Closing Date of all Material IP Rights in each the following categories, together with relevant identifying information for each item: (i) registered Copyrights, (ii) Trademarks, (iii) Patents, (iv) Domain Names, (v) Proprietary Software, (vi) Websites, and (vii) Copyright Licenses, Trademark Licenses, Patent Licenses, Website Agreements and Other IP Agreements.

(b)          All Material IP Rights are in full force and effect, and have not expired, lapsed or been forfeited, cancelled or abandoned. Each of Issuer and the Subsidiaries, have, since taking title to the Material IP Rights, performed all acts and have paid all required annuities, fees, costs, expenses and taxes to maintain the Material IP Rights in full force and effect throughout the world, as applicable, or have caused others to do the same. All documents filed or recorded with a patent office or other relevant intellectual property registry for registration, recordation or issuance of Material IP Rights have been duly and properly filed and recorded. Except as set forth on Schedule 6.17(b), none of the Material IP Rights have been or are subject to any pending or outstanding injunction, directive, order, judgment, or other disposition of dispute that adversely restricts, or when any such pending dispute is concluded may adversely restrict, the use, transfer, registration, licensing or other exploitation of any such Material IP Rights, or otherwise adversely affects, or may adversely affect, the scope, validity, use, right to use, registrability, or enforceability of such Material IP Rights. Except as set forth on Schedule 6.17(b), no action or proceeding is pending that could result in any of the foregoing.

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(c)          The Issuer or a Subsidiary owns or has a valid license to all Material IP Rights, free and clear of any and all Liens. To the extent any of the Material IP Rights were authored, developed, conceived or created, in whole or in part, for or on behalf of the Issuer or a Subsidiary by any Person, then the Issuer or the Subsidiary, as applicable, has entered into a written agreement (including an employment agreement) with such Person in which such Person has assigned all right, title and interest in and to such Material IP Rights to the Issuer or the Subsidiary or such Person has agreed that the Issuer or such Subsidiary, and not such Person, owns all right, title and interest in and to such Material IP Rights. Except as otherwise indicated on Schedule 6.17(c), each of the Issuer and each Subsidiary is the sole and exclusive owner of all right, title and interest in and to all such Material IP Rights that are owned by it.

(d)          Neither the Issuer nor any Subsidiary has made any assignment or agreement in conflict with the security interest in the IP Rights of the Issuer or any Subsidiary hereunder and no license agreement with respect to any of the Material IP Rights conflicts with the security interest granted to the Collateral Agent, on behalf of the Purchasers, pursuant to the terms of the Collateral Documents. Except as described in Schedule 6.17(d), and except for software that is commercially available to the public, no Note Party is a party to, nor is bound by, any inbound license or other similar agreement, the failure, breach or termination of which could reasonably be expected to cause a Material Adverse Effect, or that prohibits or otherwise restricts the Note Parties from granting a security interest in the applicable Note Party’s interest in such license or agreement or any other property.

(e)          To the Issuer’s knowledge, as of the Closing Date, no Person is infringing, misappropriating, violating, or diluting any Material IP Rights, and the Issuer has not given notice to any third party alleging that such third party is infringing, misappropriating, violating, or diluting, any Material IP Rights.

(f)          With respect to each Copyright License, Trademark License, Patent License, Website Agreement, and Other IP Rights Agreement that constitutes Material IP Rights, as of the Closing Date (and as of any other date, except as could not adversely affect, in any material respect, Issuer’s or such Subsidiary’s material rights or obligations thereunder), (i) such agreement is in full force and effect and is binding upon and enforceable against the Issuer and the Subsidiaries party thereto and, to the knowledge of the Issuer, all other parties thereto in accordance with its terms and (ii) the Issuer or such Subsidiary has not committed a default or breach thereunder and, to the knowledge of the Issuer, the other parties thereto have not suffered a default or breach thereunder. To the Issuer’s knowledge, neither the Issuer nor any of the Subsidiaries has taken any action that would permit any other Person party to any such license agreement to have, and no such Person otherwise has, any defenses, counterclaims or rights of setoff thereunder.

(g)          Except as set forth on Schedule 6.17(g), as of the Closing Date (and as of any other date, except as could not adversely affect in any material respect Issuer’s or such Subsidiary’s Material IP Rights and could not reasonably be expected to have a Material Adverse Effect), no written claim, and no other claim known to the Issuer or the Subsidiaries has been made that alleges that the Material IP Rights, or the conduct or operation of its business of the Issuer or the Subsidiaries, including the development, manufacture, use, sale or other commercialization of any Product, infringes, misappropriates, violates, or dilutes any intellectual property or proprietary or other rights of that third party and, to the knowledge of the Issuer, there is no basis for such a claim.

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(h)          The Issuer and the Subsidiaries have used commercially reasonable efforts and precautions to protect their interests in, and the value and confidentiality of their respective Confidential Information and Trade Secrets, including any source code for Proprietary Software.

6.18       Solvency.

The Note Parties are Solvent individually and on a consolidated basis.

6.19       Perfection of Security Interests in the Collateral.

The Collateral Documents create valid security interests in, and Liens on, the Collateral purported to be covered thereby, which security interests and Liens are currently perfected security interests and Liens, prior to all other Liens other than Permitted Liens.

6.20       Business Locations.

Set forth on Schedule 6.20(a) is a list of all real property that is owned or leased by the Note Parties as of the Closing Date. Set forth on Schedule 6.20(b) is the tax payer identification number and organizational identification number of each Note Party as of the Closing Date. The exact legal name and jurisdiction of organization of each Note Party is as set forth on the signature pages hereto. Except as set forth on Schedule 6.20(c), no Note Party has during the five years preceding the Closing Date (i) changed its legal name, (ii) changed its jurisdiction of formation, or (iii) been party to a merger, amalgamation or consolidation or other change in structure.

6.21       OFAC.

No Note Party, nor any Related Party, (i) is currently the subject of any Sanctions, (ii) is located, organized or residing in any Designated Jurisdiction, (iii) is or has been (within the previous five (5) years) engaged in any transaction with any Person who is now or was then the subject of Sanctions or who is located, organized or residing in any Designated Jurisdiction, (iv) is a person appearing on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control in the United States Department of the Treasury, (v) is any other person with which a transaction is prohibited by Executive Order 13224, the USA PATRIOT Act, the Trading with the Enemy Act or the foreign asset control regulations of the United States Treasury Department, in each case as amended form time to time, (vi) is any person controlled by any person described in the foregoing items (iv) or (v) (with ownership of 25% or more of outstanding voting securities being presumptively a control position), or (vii) any person having its principal place of business, or the majority of its business operations (measured by revenues) located in any country described in the foregoing item (v). No proceeds from any Note or Warrant, has been used, directly or indirectly, to lend, contribute, provide or has been otherwise made available to fund any activity or business in any Designated Jurisdiction or to fund any activity or business of any Person located, organized or residing in any Designated Jurisdiction or who is the subject of any Sanctions, or in any other manner that will result in any violation by any Person (including any Purchaser, Athyrium or the Collateral Agent) of Sanctions.

6.22       Registration Rights; Issuance Taxes.

(a)          Except as described in the Warrants or on Schedule 6.22, the Issuer is under no requirement to register under the Securities Act, or the Trust Indenture Act of 1939, as amended, or any similar legislation or regulations of any province of Canada, any of its presently outstanding securities or any of its securities that may subsequently be issued.

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(b)          All taxes imposed on the Issuer in connection with the issuance, sale and delivery of the Notes and the Warrants have been or will be timely and fully paid, and all Laws imposing such taxes have been or will be fully satisfied by the Issuer.

6.23       Ranking of Notes.

The Indebtedness represented by the Notes and the other Obligations under the applicable Note Documents of each Note Party is intended to constitute senior secured Indebtedness, and accordingly is, and shall be, at all times while the Notes and the other Obligations remain outstanding or the Purchasers have any outstanding Delayed Draw Note Commitments hereunder, pari passu or senior in right of payment with all Indebtedness (if any) of such Note Party.

6.24       Offering of Securities.

None of the Note Parties nor anyone acting on their behalf has offered or will offer to sell the Notes or the Warrants or any similar securities to, or solicit offers with respect thereto from, or enter into any preliminary conversations or negotiations relating thereto with, any Person, so as to require the issuance and sale of the Notes or the Warrants to be registered under the Securities Act. None of the Note Parties nor anyone acting on their behalf has engaged, directly or indirectly, in any form of general solicitation or general advertising with respect to the offering of the Notes or the Warrants (as those terms are used in Regulation D) or otherwise in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act or similar legislation or regulations of any Province of Canada. Assuming the accuracy and completeness of the representations and warranties of the Purchasers set forth in Article VIA below, the offer and sale of the Notes and the Warrants are exempt from registration under the Securities Act.

6.25       Key Contracts.

Full, complete and correct copies of the Key Contracts (including all exhibits and schedules thereto) have been provided to the Purchasers. The Key Contracts are legal, valid and binding obligations of the parties thereto, enforceable against such parties in accordance with their terms. No Note Party party to the Key Contracts is in material breach thereof or in material default thereunder, and no event or circumstance has occurred which with the passage of time, the giving of notice or both would result in any such default or breach, or give rise to a right of termination, cancellation or to the loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person thereunder. As of the Closing Date, to the knowledge of the Note Parties no party to the Key Contracts (other than any Note Party) is in breach thereof or in default thereunder, and, as of the Closing Date, to the knowledge of the Note Parties, no event or circumstance has occurred which with the passage of time, the giving of notice or both would result in any such default or breach, or give rise to a right of termination, cancellation or to the loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Note Party thereunder.

6.26       Canadian Benefit Plans.

As of the Closing Date, the Note Parties do not, and have not ever, sponsored, administered, participated in or contributed to a Canadian DB Pension Plan. Except as set out on Schedule 6.26, the Note Parties do not maintain any Canadian Benefit Plans as of the Closing Date.

6.27       Located in Ontario.

The Issuer is located in the Province of Ontario and is not taking any actions in furtherance of the offering of any securities of the Issuer in or from any other province or territory of Canada.

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6.28       Holding Companies.

Each of NewCo, HoldCo, AcquireCo (prior to its merger with Innocutis) and ULC is a passive holding company with no operations (other than such operations as are incidental to its obligations under the Reorganization Documents and its status as a holding company, including maintaining its corporate existence), no assets (other than ownership of Equity Interests and/or Indebtedness of other Note Parties under the Reorganization Documents, rights under the Reorganization Documents and such immaterial assets as are incidental to the foregoing) and no liabilities (other than the Obligations under the Note Documents, obligations under the Reorganization Documents and such immaterial liabilities as are incidental to the foregoing and its status as a holding company).

Article VIA
REPRESENTATIONS OF THE PURCHASERS.

Each Purchaser represents and warrants to the Issuer that:

(a)          such Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act and the Notes and the Warrants to be acquired by it pursuant to this Agreement are being acquired for its own account and not with a view to any distribution thereof or with any present intention of offering or selling any of the Notes and the Warrants in a transaction that would violate the Securities Act or the securities laws of any state of the United States or any other applicable jurisdiction;

(b)          such Purchaser is an “accredited investor” within the meaning of National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators, is purchasing the Notes and Warrants as principal for its own account and not for the benefit of any other person, and, if relying on subparagraph (m) of that definition, was not created and is not being used solely to acquire the Notes and Warrants as an “accredited investor”;

(c)          such Purchaser has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Notes and the Warrants and such Purchaser is capable of bearing the economic risks of such investment and acknowledges that the Notes and the Warrants as of the date hereof, have not been registered under the Securities Act or the securities laws of any state or other jurisdiction;

(d)          such Purchaser acknowledges that the Issuer and, for purposes of the opinions to be delivered to the Purchasers pursuant hereto, counsel to the Issuer and its Subsidiaries will rely upon the accuracy and truth of the foregoing representations and in this Article VIA and hereby consents to such reliance;

(e)          such Purchaser acknowledges that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or sold pursuant to an exemption therefrom;

(f)          such Purchaser acknowledges that there may be no resale market for the Notes and therefore such Purchaser may be required to hold the Notes for an unspecified period of time;

(g)          such Purchaser acknowledges that the Issuer and, for purposes of the opinions to be delivered to the Purchasers pursuant hereto, counsel to the Issuer and its Subsidiaries will rely upon the accuracy and truth of the foregoing representations and in this Article VIA and hereby consents to such reliance; and

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(h)          as of the Closing Date, Athyrium Opportunities II Acquisition LP is a resident of the United States and the address and telephone number of such Purchaser is set forth on Schedule 11.02 hereto.

Each Purchaser covenants that upon acquiring a Note it will cause to be set forth on Schedule 11.02 hereto its jurisdiction of organization, address and telephone number (and the parties agree to amend Schedule I and Schedule 11.02 accordingly from time to time to reflect any additional Purchasers).

Article VII.

AFFIRMATIVE COVENANTS

So long as any Purchaser shall have any Delayed Draw Note Commitment hereunder, or any Note or other Obligation hereunder shall remain unpaid or unsatisfied (other than contingent indemnification obligations for which no claim has been asserted), the Note Parties shall and shall cause each Subsidiary to:

7.01       Financial Statements.

Deliver to the Collateral Agent and each Purchaser, in form and detail reasonably satisfactory to the Required Purchasers:

(a)          as soon as available, and in any event within ninety (90) days after the end of each fiscal year of the Issuer, a consolidated balance sheet of the Issuer and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, changes in shareholders’ equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP, audited and accompanied by a report and opinion of PricewaterhouseCoopers LLP or another independent certified public accountant of nationally recognized standing acceptable to the Required Purchasers, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit, and from and after the date that an AcquisitionCo Subsidiary has been organized or acquired, the related consolidating balance sheets, statements of operations, members’ equity and cash flows of the Issuer and its Subsidiaries as of the end of and for such fiscal year, setting forth in each case in comparative form the figures of the previous fiscal year; and

(b)          as soon as available, and in any event within forty-five (45) days after the end of each of the first three fiscal quarters of each fiscal year of the Issuer, a consolidated balance sheet of the Issuer and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations, changes in shareholders’ equity and cash flows for such fiscal quarter and for the portion of the Issuer’s fiscal year then ended, and from and after the date that an AcquisitionCo Subsidiary has been organized or acquired, the related consolidating balance sheets, statements of operations, members’ equity and cash flows of the Issuer and its Subsidiaries as of the end of and for such fiscal year, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail and certified by a Responsible Officer of the Issuer as fairly presenting the financial condition, results of operations, shareholders’ equity and cash flows of the Issuer and its Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes.

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7.02       Certificates; Other Information.

Deliver to the Collateral Agent and each Purchaser, in form and detail reasonably satisfactory to the Required Purchasers:

(a)          concurrently with the delivery of the financial statements referred to in Sections 7.01(a) and (b), a duly completed Compliance Certificate signed by a Responsible Officer of the Issuer;

(b)          no more than seventy-five (75) days after the end of each fiscal year of the Issuer, an annual business plan and budget of the Issuer and its Subsidiaries containing, among other things, projections for each quarter of such fiscal year during which such business plan and budget is delivered, with evidence of approval thereof by Issuer’s board of directors;

(c)          promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent to the equity holders of any Note Party, and copies of all annual, regular, periodic and special reports and registration statements which a Note Party files with the SEC under Section 13 or 15(d) of the Exchange Act or with the CSA, and not otherwise required to be delivered to the Purchasers pursuant hereto;

(d)          concurrently with the delivery of the financial statements referred to in Sections 7.01(a) and (b), a certificate of a Responsible Officer of the Issuer containing information regarding the amount of all Dispositions, Involuntary Dispositions, Extraordinary Receipts and Acquisitions that occurred during the period covered by such financial statements;

(e)          promptly after any request by the Collateral Agent or any Purchaser, copies of any detailed audit reports, management letter or recommendations submitted to the board of directors (or the audit committee of the board of directors) of the Issuer by independent accountants in connection with the accounts or books of the Issuer or any Subsidiary, or any audit of any of them;

(f)          promptly after the furnishing thereof, copies of any statement or report furnished to any holder of debt securities of, or lender to, any Note Party or any Subsidiary thereof pursuant to the terms of any indenture, loan or credit or similar agreement and not otherwise required to be furnished to the Purchasers pursuant to Section 7.01 or any other clause of this Section 7.02;

(g)          promptly, and in any event within five Business Days after receipt thereof by any Note Party or any Subsidiary thereof, (x) copies of each notice or other correspondence received from the SEC or the CSA (or comparable agency in any applicable non-U.S. or non-Canada jurisdiction) concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of any Note Party or any Subsidiary thereof and (y) copies of any material written correspondence or any other material written communication from the Food & Drug Administration, Health Canada or any other regulatory body;

(h)          promptly, such additional information regarding the business, financial or corporate affairs of any Note Party or any Subsidiary, or compliance with the terms of the Investment Documents, as the Collateral Agent or the Required Purchasers may from time to time reasonably request; and

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(i)          concurrently with the delivery of the financial statements referred to in Sections 7.01(a) and (b), a certificate of a Responsible Officer of the Issuer (i) listing (A) all applications by any Note Party, if any, for Copyrights, Patents or Trademarks made since the date of the prior certificate (or, in the case of the first such certificate, the Closing Date), (B) all issuances of registrations or letters on existing applications by any Note Party for Copyrights, Patents and Trademarks received since the date of the prior certificate (or, in the case of the first such certificate, the Closing Date), and (C) all Trademark Licenses, Copyright Licenses and Patent Licenses entered into by any Note Party since the date of the prior certificate (or, in the case of the first such certificate, the Closing Date), and (ii) attaching the insurance binder or other evidence of insurance for any insurance coverage of any Note Party or any Subsidiary that was renewed, replaced or modified during the period covered by such financial statements.

7.03       Notices.

(a)          Promptly (and in any event, within two Business Days) notify the Collateral Agent and each Purchaser of the occurrence of any Default.

(b)          Promptly (and in any event, within ten Business Days) notify the Collateral Agent and each Purchaser of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(c)          Promptly (and in any event, within ten Business Days) notify the Collateral Agent and each Purchaser of the occurrence of any ERISA Event.

(d)          Promptly (and in any event, within ten Business Days) notify the Collateral Agent and each Purchaser of any material change in accounting policies or financial reporting practices by the Issuer or any Subsidiary.

(e)          Upon the reasonable written request of any Purchaser following the occurrence of any event or the discovery of any condition which the Required Purchasers believe has caused (or could be reasonably expected to cause) the representations and warranties set forth in Section 6.09 to be untrue in any material respect, furnish or cause to be furnished to the Purchasers, at the Note Parties’ expense, a report of an environmental assessment of reasonable scope, form and depth, (including, where appropriate, invasive soil or groundwater sampling) by a consultant acceptable to the Required Purchasers as to the nature and extent of the presence of any Hazardous Materials on any real properties and as to the compliance by any Note Party or any of its Subsidiaries with Environmental Laws at such real properties. If the Note Parties fail to deliver such an environmental report within seventy-five (75) days after receipt of such written request then the Purchasers may arrange for the same, and the Note Parties hereby grant to the Purchasers and their representatives access to the real properties to undertake such an assessment (including, where appropriate, invasive soil or groundwater sampling). The cost of any assessment arranged for by the Purchasers pursuant to this provision will be payable by the Note Parties on demand and added to the obligations secured by the Collateral Documents.

(f)          Promptly (and in any event, within five Business Days following the receipt by, or delivery by, a Note Party, as the case may be), copies of (a) any royalty reports and (b) any material written notice or material written correspondence relating to, or involving, the Key Contracts, including any notice alleging any breach of any Key Contract by any party thereto.

Each notice pursuant to this Section 7.03(a) through (f) shall be accompanied by a statement of a Responsible Officer of the Issuer setting forth details of the occurrence referred to therein and stating what action the applicable Note Party has taken and proposes to take with respect thereto. Each notice pursuant to Section 7.03(a) shall describe with particularity any and all provisions of this Agreement and any other Investment Document that have been breached.

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7.04       Payment of Obligations.

Pay and discharge, as the same shall become due and payable, all its obligations and liabilities, including (a) all tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Note Party or such Subsidiary; (b) all lawful claims which, if unpaid, would by law become a Lien upon its property; and (c) all Indebtedness, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness, other than Indebtedness not in excess of the Threshold Amount, and Indebtedness in excess of the Threshold Amount to the extent that such failure to pay would not result in an Event of Default.

7.05       Preservation of Existence, Etc.

(a)          Except in connection with the AcquireCo Merger, preserve, renew and maintain in full force and effect its legal existence under the Laws of the jurisdiction of its organization except in a transaction permitted by Section 8.04 or 8.05.

(b)          Except in connection with the AcquireCo Merger, preserve, renew and maintain in full force and effect its good standing under the Laws of the jurisdiction of its organization, except to the extent the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(c)          Take commercially reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(d)          Preserve or renew all of its registered IP Rights or IP Rights in respect of which an application for registration has been filed or recorded with the United States Copyright Office, the United States Patent and Trademark Office or the Canadian Intellectual Property Office or equivalent filing office in the applicable jurisdiction, the non-preservation of which could reasonably be expected to have a Material Adverse Effect.

7.06       Maintenance of Properties.

(a)          Except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect, maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted.

(b)          Make all necessary repairs thereto and renewals and replacements thereof, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(c)          Use the standard of care typical in the industry in the operation and maintenance of its facilities.

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7.07       Maintenance of Insurance.

Maintain in full force and effect insurance (including worker’s compensation insurance outside Canada, liability insurance, casualty insurance and, to the extent maintained or reasonably necessary for its Business as then conducted, business interruption insurance) with financially sound and reputable insurance companies not Affiliates of any Note Party, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the applicable Note Party or the applicable Subsidiary operates. The Collateral Agent shall be named as loss payee or mortgagee, as its interest may appear, and/or additional insured with respect to any such insurance providing coverage in respect of any Collateral, and each provider of any such insurance shall agree, by endorsement upon the policy or policies issued by it or by independent instruments furnished to the Collateral Agent, that it will give the Collateral Agent thirty (30) days prior written notice before any such policy or policies shall be adversely altered or canceled.

7.08       Compliance with Laws.

Comply with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted; or (b) the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

7.09       Books and Records.

(a)          Maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of such Note Party or such Subsidiary, as the case may be.

(b)          Maintain such books of record and account in material conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over such Note Party or such Subsidiary, as the case may be.

7.10       Inspection Rights.

Permit representatives and independent contractors of the Collateral Agent and each Purchaser to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants (subject to such accountants’ reasonable requirements such as non-reliance letters), all at the expense of the Issuer and at such reasonable times during normal business hours, upon reasonable advance notice to the Issuer; provided, however, neither the Collateral Agent nor Purchasers shall exercise such rights more often than one time during any calendar year absent the existence of an Event of Default; provided, further, that, when an Event of Default exists the Collateral Agent or any Purchaser (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Issuer at any time during normal business hours and without advance notice.

7.11       Use of Proceeds.

Use the proceeds of the Notes and the Warrants (a) to finance working capital and capital expenditures, (b) to pay fees and expenses incurred in connection with the Notes and the Warrants and the Investment Documents, (c) to fund the acquisition of the Target, (d) to fund Permitted Acquisitions and (e) for other general corporate purposes, provided that in no event shall the proceeds of the Notes or the Warrants be used in contravention of any Law or of any Investment Document.

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7.12       Additional Subsidiaries.

Prior to or upon the acquisition or formation of any Subsidiary:

(a)          notify the Purchasers thereof in writing, together with the (i) jurisdiction of formation, (ii) number of shares of each class of Equity Interests outstanding, (iii) number and percentage of outstanding shares of each class owned (directly or indirectly) by the Issuer or any Subsidiary and (iv) number and effect, if exercised, of all outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto; and

(b)          cause such Person to (i) become a Guarantor by executing and delivering to the Purchasers a Joinder Agreement or such other customary documents as the Required Purchasers shall reasonably request for such purpose, and (ii) deliver to the Purchasers documents of the types referred to in Sections 5.01(f) and (g) and favorable opinions of counsel to such Person (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to in clause (i)), all in form, content and scope reasonably satisfactory to the Required Purchasers; provided that no AcquisitionCo Subsidiary shall be required to become a Guarantor or grant a security interest in its assets so long as the prohibition on such AcquisitionCo Subsidiary providing security and credit support under the Note Documents remains in effect in the definitive documentation relating to the applicable Non-Recourse Indebtedness of such AcquisitionCo Subsidiary.

7.13       ERISA Compliance.

Do, and cause each of its ERISA Affiliates to do, each of the following: (a) maintain each Plan in compliance in all material respects with the applicable provisions of ERISA, the Internal Revenue Code and other applicable law; (b) cause each Plan that is qualified under Section 401(a) of the Internal Revenue Code to maintain such qualification; and (c) make all required contributions to any Plan subject to Section 412, Section 430 or Section 431 of the Internal Revenue Code.

7.14       Pledged Assets.

(a)          Equity Interests. Cause 100% of the issued and outstanding Equity Interests of each Subsidiary (other than (i) the Equity Interests issued by each AcquisitionCo Subsidiary so long as the prohibition on the pledge of the Equity Interests of such AcquisitionCo Subsidiary to the Collateral Agent remains in effect in the definitive documentation relating to any applicable Non-Recourse Indebtedness of such AcquisitionCo Subsidiary, (ii) Equity Interests issued by ULC on or prior to the Closing Date and (iii) the Holdco Preferred Shares) to be subject at all times to a first priority (subject to Permitted Liens), perfected Lien in favor of the Collateral Agent, for the benefit of the Purchasers, pursuant to the terms and conditions of the Collateral Documents, together with opinions of counsel and any filings and deliveries necessary in connection therewith to perfect the security interests therein, all in form and substance satisfactory to the Purchasers.

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(b)          Other Property. (i) Cause all of its owned and leased real and personal property other than Excluded Property to be subject at all times to a perfected, first priority (subject to Permitted Liens) and, in the case of real property, title insured Liens (it being understood and agreed that the Note Parties shall only be required to provide title insured Liens for leased real property having a fair market value in excess of $1,000,000 or involving the payment of rent in aggregate in excess of $500,000 per annum upon the reasonable request of the Required Purchasers, provided that the Note Parties shall not be required to provide title insured Liens for the premises of the Issuer at 5650 Tomken Road, Unit 16, Mississauga, Ontario, L4W 4P1 (the “Tomken Road Premises”)) in favor of the Collateral Agent, for the benefit of the Purchasers, to secure the Obligations pursuant to the terms and conditions of the Collateral Documents or, with respect to any such property acquired subsequent to the Closing Date, such other additional security documents as the Required Purchasers shall reasonably request, subject in any case to Permitted Liens, (ii) cause each landlord of its leased real property (other than the Tomken Road Premises) to enter into a landlord waiver agreement between such landlord and the Collateral Agent reasonably satisfactory to the Required Purchasers pursuant to which such landlord waives or subordinates its rights with respect to statutory or common law Liens of landlords, and (ii) deliver such other documentation as the Required Purchasers may reasonably request in connection with the foregoing, including, without limitation, appropriate UCC-1 or PPSA financing statements, real estate title insurance policies, surveys, environmental reports, landlord’s access agreements and waivers, certified resolutions and other organizational and authorizing documents of such Person, customary opinions of counsel to such Person (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to above and the perfection of the Collateral Agent’s Liens thereunder) and other items of the types required to be delivered pursuant to Section 5.01(g), all in form, content and scope reasonably satisfactory to the Required Purchasers.

7.15       Compliance with Key Contracts and Material Contracts.

Comply with each material Contractual Obligation of such Person (including, each Contractual Obligation with respect to the Material IP Rights), except, with respect to material Contractual Obligations other than Key Contracts, in such instances in which the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

7.16       Accounts.

Within 60 days after the Closing Date and at all times thereafter, cause all lock-box accounts, deposit accounts, securities accounts and commodities accounts (other than payroll accounts that do not at any one time outstanding having an aggregate principal balance in excess of $1,000,000) of each Note Party to be subject to a Deposit Account Control Agreement in favor of the Collateral Agent for the benefit of the Purchasers.

7.17       Non-Recourse Indebtedness.

Provide Athyrium with a bona fide opportunity to provide any Non-Recourse Indebtedness to an AcquisitionCo Subsidiary.

7.18       Post-Closing Deliverables.

Within 60 days after the Closing Date, deliver to the Purchasers (a) a duly executed collateral access agreement with respect to the Oakville warehouse, and (b) duly executed landlord access and waiver agreements with respect to each of the 2345 Argentia Road and the 171 Church Street facilities, in form and substance reasonably satisfactory to the Required Purchasers.

Article VIII.

NEGATIVE COVENANTS

So long as any Purchaser shall have any Delayed Draw Note Commitment hereunder, any Note or other Obligation hereunder shall remain unpaid or unsatisfied (other than contingent indemnification obligations for which no claim has been asserted), no Note Party shall, nor shall it permit any Subsidiary to, directly or indirectly:

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8.01       Liens.

Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than the following:

(a)          Liens pursuant to any Note Document;

(b)          Liens existing on the date hereof and listed on Schedule 8.01;

(c)          Liens (other than Liens imposed under ERISA) for taxes, assessments or governmental charges or levies not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(d)          statutory or common law Liens of landlords;

(e)          pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance, old-age pensions, social security and other like obligations, other than any Lien imposed by ERISA;

(f)          deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety and appeal bonds, indemnity and performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(g)          Liens in favor of customs and revenue authorities arising as a matter of law, in the ordinary course of business, to secure payment of customs duties in connection with the importation of goods;

(h)          Liens securing judgments for the payment of money (or appeal or other surety bonds relating to such judgments) not constituting an Event of Default under Section 9.01(h);

(i)          Liens securing Indebtedness permitted under Section 8.03(e); provided that

(j)          such Liens do not at any time encumber any property other than the property financed by such Indebtedness, (ii) the Indebtedness secured thereby does not exceed the cost (negotiated on an arm’s length basis) of the property being acquired on the date of acquisition and (iii) such Liens attach to such property concurrently with or within ninety (90) days after the acquisition thereof;

(k)          leases or subleases of property granted in the ordinary course of business;

(l)          Liens of carriers, warehousemen, mechanics, materialmen, vendors, artisans and suppliers and other Liens imposed by law or pursuant to customary reservations or retentions of title arising in the ordinary course of business, provided that such Liens secure only amounts not yet past due more than thirty (30) days or, if past due more than thirty (30) days, are unfiled and no other action has been taken to enforce the same or are being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established;

(m)          normal and customary rights of setoff upon deposits of cash in favor of banks or other depository institutions, including Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the ordinary course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a financial institution;

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(n)          the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown in any real property or any interest therein;

(o)          title defects, encroachments or irregularities which do not render title to the affected real property unmarketable or materially impair the use of the affected real property for the purpose for which it is used by the Issuer or any Subsidiary;

(p)          licenses, permits, reservations, covenants, servitudes, easements, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, licenses, easements, rights-of-way and rights in the nature of easements for sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) and zoning, land use and building restrictions, by- laws, regulations and ordinances of federal, provincial, regional, state, municipal and other Governmental Authorities; and

(q)          Liens created or existing under Indebtedness permitted pursuant to Section 8.03(h).

8.02       Investments.

Make any Investments, except:

(a)          Investments held by the Issuer or such Subsidiary in the form of cash or Cash Equivalents;

(b)          Investments existing as of the Closing Date and set forth in Schedule 8.02;

(c)          Investments in any Person that is a Note Party prior to giving effect to such Investment (including, for greater certainty, Investments made under the Reorganization Documents);

(d)          Investments by any Subsidiary of the Issuer that is not required to be a Note Party in any other Subsidiary of the Issuer that is not required to be a Note Party;

(e)          Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(f)          Guarantees permitted by Section 8.03 (which guarantees, if applicable, shall be subordinated in a manner similar to the underlying Indebtedness);

(g)          Permitted Acquisitions;

(h)          non-cash consideration received in connection with Limited Licenses;

(i)          Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of the Issuer’s business;

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(j)          Investments not to exceed $500,000 in the aggregate in any fiscal year of the Issuer consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the ordinary course of business and (ii) loans to employees, officers or directors relating to the purchase of Equity Interests of the Issuer or its Subsidiaries pursuant to employee stock purchase plan agreements approved by the Issuer’s board of directors;

(k)          Investments in joint ventures or strategic alliances in the ordinary course of the Issuer’s business consisting of the licensing of technology, the development of technology or the providing of technological support, provided that any Investments made by the Note Parties pursuant to this clause (k) do not exceed, $1,500,000 in the aggregate in any fiscal year of the Issuer or $6,000,000 in the aggregate during the term of this Agreement;

(l)          Investments in Subsidiaries that are not Note Parties, which Investments solely consist of the Cash Equity Proceeds;

(m)          other Investments not exceeding $1,000,000 in the aggregate at any one time outstanding; provided no Investment may be made pursuant to this clause (m) by any Note Party in Subsidiaries that are not Note Parties; and

(n)          Investments by AcquisitionCo Subsidiaries solely with Cash Equity Proceeds, cash generated by the operations of such AcquisitionCo Subsidiary and the proceeds of Indebtedness permitted to be incurred hereunder by such AcquisitionCo Subsidiary, provided that, in the case of Investments consisting of an Acquisition by such AcquisitionCo Subsidiary, (a) no Default or Event of Default shall have occurred and be continuing or would result from such Investment, (b) if any Indebtedness permitted to be incurred hereunder is incurred by such AcquisitionCo Subsidiary in connection with such Investment, the Issuer shall be in Pro Forma Compliance with the Consolidated Leverage Ratio set forth in Section 8.16(c) after giving effect to such Investment and such Indebtedness and (c) the Person that is the subject of the proposed Acquisition does not sponsor, administer, participate in or contribute to a Canadian DB Pension Plan or have any liabilities or obligations in respect of a Canadian DB Pension Plan that has been terminated or wound up.

8.03       Indebtedness.

Create, incur, assume or suffer to exist any Indebtedness, except:

(a)          Indebtedness under the Note Documents;

(b)          Indebtedness of the Issuer and its Subsidiaries described on Schedule 8.03 and any extensions, renewals or replacements of such Indebtedness to the extent the principal amount of such Indebtedness is not increased, neither the final maturity nor the weighted average life to maturity of such Indebtedness is decreased, such Indebtedness, if subordinated to the Obligations, remains so subordinated to the Obligations on terms no less favorable to the Purchasers and the original obligors in respect of such Indebtedness remain the only obligors thereon;

(c)          Indebtedness owing by the Issuer or any Subsidiary to the Issuer or any Subsidiary, as a result of any Investment permitted under Section 8.02 (including, for greater certainty, Indebtedness incurred under the Reorganization Documents);

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(d)          obligations (contingent or otherwise) of the Issuer or any Subsidiary existing or arising under any Swap Contract, provided that (i) such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person, or changes in the value of securities issued by such Person, and not for purposes of speculation or taking a “market view;” and (ii) such Swap Contract does not contain any provision exonerating the non-defaulting party from its obligation to make payments on outstanding transactions to the defaulting party;

(e)          purchase money Indebtedness (including obligations in respect of Capital Leases or Synthetic Leases) hereafter incurred by the Issuer or any of its Subsidiaries to finance the purchase of machinery and equipment, and renewals, refinancings and extensions thereof, provided that (i) the total of all such Indebtedness for all such Persons taken together shall not exceed an aggregate principal amount of $1,000,000 at any one time outstanding; (ii) such Indebtedness when incurred shall not exceed the purchase price of the asset(s) financed; and (iii) no such Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing;

(f)          Indebtedness in respect of (i) surety and appeal bonds, performance bonds, bid bonds, appeal bonds, completion guarantees and similar obligations and (ii) customary indemnification obligations to purchasers in connection with Dispositions permitted by Section 8.05;

(g)          Guarantees with respect to Indebtedness of the Issuer or one of its Subsidiaries permitted hereunder; provided, that if the Indebtedness being Guaranteed is subordinated to the Obligations, such Guarantee shall be subordinated to the Guarantee of the Obligations on terms at least as favorable to the Purchasers as those contained in the subordination of such Indebtedness;

(h)          Non-Recourse Indebtedness of any AcquisitionCo Subsidiary, and any extensions, renewals or replacements of such Indebtedness that continues to be Non-Recourse Indebtedness to the extent the principal amount of such Indebtedness is not increased, neither the final maturity nor the weighted average life to maturity of such Indebtedness is decreased, and the original obligors in respect of such Indebtedness remain the only obligors thereon; and

(i)          other unsecured Indebtedness not permitted by any other clause of this Section 8.03 in an aggregate principal amount not to exceed $1,000,000 at any one time outstanding.

8.04       Fundamental Changes.

Merge, amalgamate, dissolve, liquidate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person; provided that, notwithstanding the foregoing provisions of this Section 8.04 but subject to the terms of Sections 7.12 and 7.14, (a) the Issuer may merge, amalgamate or consolidate with any other Note Party provided that the Issuer shall be the continuing or surviving entity, (b) any Note Party other than the Issuer may merge, consolidate or amalgamate with any other Note Party other than the Issuer, (c) any Subsidiary that is not a Note Party may be merged, amalgamated or consolidated with or into any Note Party provided that such Note Party shall be the continuing or surviving entity and such Note Party shall be in compliance with all of the terms and conditions of the Note Documents immediately after giving effect to such merger, amalgamation or consolidation, (d) a Permitted Acquisition may be effected by way of merger, amalgamation or consolidation provided that if a Note Party is involved in such merger or consolidation, such Note Party shall be the continuing or surviving entity and such Note Party shall be in compliance with all of the terms and conditions of the Note Documents immediately after giving effect to such merger, amalgamation or consolidation, (e) any Note Party may Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any other Note Party and (f) AcquireCo and Innocutis may complete the AcquireCo Merger.

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8.05       Dispositions.

Make any Disposition unless (a) the Disposition is made by an AcquisitionCo Subsidiary, (b) the Disposition is a Permitted Licensing Arrangement, (c) the Disposition is made pursuant to the Reorganization Documents, or (d) such Disposition meets the following criteria: (i) the Disposition is not of the Key Contracts, any rights thereunder, or any assets of the Issuer or any Subsidiary (including IP Rights) used or necessary thereunder, (ii) the consideration paid in connection therewith shall be cash or Cash Equivalents paid contemporaneously with consummation of the transaction or deferred royalty or earnout payments and shall be in an aggregate amount not less than the fair market value of the property disposed of, (iii) no Default or Event of Default has occurred and is continuing both immediately prior to and after giving effect to such Disposition, and (iv) the fair market value of all of the assets sold or otherwise disposed of by the Issuer and its Subsidiaries in all such transactions occurring during the term of this Agreement shall not exceed (x) $1,000,000 during any fiscal year of the Issuer, or (y) $5,000,000 during the term of this Agreement.

8.06       Restricted Payments.

Declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that:

(a)          each Subsidiary may make Restricted Payments to the Issuer or any Guarantor;

(b)          the Issuer and each Subsidiary may declare and make dividend payments or other distributions payable solely in the Equity Interests of such Person;

(c)          the Issuer may declare and make cash dividend payments after the third anniversary of the Closing Date; provided that (i) the aggregate value of all cash dividends paid in any fiscal year does not exceed 5.0% of the aggregate consolidated net income of the Issuer before extraordinary terms for the fiscal year immediately preceding such fiscal year, such consolidated net income and extraordinary items to be shown in the audited consolidated financial statements of the Issuer for the immediately preceding fiscal year or if there are no audited consolidated financial statements for said year, computed in accordance with generally accepted accounting principles, consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Issuer; (ii) no Event of Default has occurred or would exist after giving effect to the payment of any such dividend; and (iii) [Redacted – Commercially sensitive information]; and

(d)          the Issuer may repurchase stock from former employees or directors (or Persons who become former employees or directors) of the Issuer at or below market price at the time of repurchase pursuant to the terms of the applicable repurchase agreements (i) for cash in an aggregate amount not to exceed $500,000 in any fiscal year of the Issuer; provided, that, in each case, no Event of Default has occurred or would exist after giving effect to any such repurchase, (ii) as “cashless” exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants plus any amount necessary to pay taxes due and payable in connection therewith, regardless of whether an Event of Default then exists and (iii) as a cancellation of Indebtedness owed by such Persons to the Issuer, in an aggregate amount not to exceed the amount loaned by the Issuer to such Persons pursuant to Section 8.02(j)(ii), regardless of whether an Event of Default then exists.

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8.07       Change in Nature of Business.

Engage in any material line of business substantially different from those lines of business conducted by the Issuer and its Subsidiaries on the Closing Date or pursuant to a Permitted Acquisition thereafter or any business substantially related or incidental thereto or manufacturing or distribution activities relating thereto.

8.08       Transactions with Affiliates and Insiders.

Enter into or permit to exist any transaction or series of transactions with any officer, director or Affiliate of such Person other than (a) transactions between and among Note Parties and transactions between or among Subsidiaries that are not Notes Parties, in each case that are otherwise permitted hereunder (including, for greater certainty, transactions contemplated by the Reorganization Documents), (b) normal and reasonable compensation and reimbursement of expenses of officers and directors in the ordinary course of business, (c) employment arrangements with officers approved by the Issuer’s board of directors and entered into in the ordinary course of Issuer’s business and (d) except as otherwise specifically limited in this Agreement, other transactions which are entered into in the ordinary course of such Person’s business on terms and conditions substantially as favorable to such Person as would be obtainable by it in a comparable arms-length transaction with a Person other than an officer, director or Affiliate.

8.09       Burdensome Agreements.

(a)          Enter into, or permit to exist, any Contractual Obligation that encumbers or restricts on the ability of any such Person to (i) pay dividends or make any other distributions to any Note Party on its Equity Interests or with respect to any other interest or participation in, or measured by, its profits, (ii) pay any Indebtedness or other obligation owed to any Note Party, (iii) make loans or advances to any Note Party, (iv) sell, lease or transfer any of its property to any Note Party, (v) pledge its property pursuant to the Note Documents or any renewals, refinancings, exchanges, refundings or extension thereof or (vi) act as a Note Party pursuant to the Note Documents or any renewals, refinancings, exchanges, refundings or extension thereof, except (A) (in respect of any of the matters referred to in clauses (i)-(iv) above) for (1) this Agreement and the other Investment Documents, (2) any document or instrument governing Indebtedness incurred pursuant to Section 8.03(e), provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, (3) any Permitted Lien or any document or instrument governing any Permitted Lien, provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien, (4) customary restrictions and conditions contained in any agreement relating to the sale of any property permitted under Section 8.05 pending the consummation of such sale, and (5) customary provisions regarding confidentiality or restricting assignment, pledges or transfer of any agreement entered into in the ordinary course of business, and (B) in respect of any of the matters referred to in clauses (i)-(vi) above, encumbrances or restrictions contained in the terms governing any Non-Recourse Indebtedness incurred by and applicable solely to any AcquisitionCo Subsidiary and its Subsidiaries other than encumbrances or restrictions on the ability of such AcquisitionCo Subsidiary or its Subsidiaries to pay obligations to Note Parties permitted under Section 8.08(d) (excluding Indebtedness for borrowed money).

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(b)          Enter into, or permit to exist, any Contractual Obligation that prohibits or otherwise restricts the existence of any Lien upon any of its property in favor of the Collateral Agent (for the benefit of the Purchasers) for the purpose of securing the Obligations, whether now owned or hereafter acquired, or requiring the grant of any security for any obligation if such property is given as security for the Obligations, except (i) any document or instrument governing Indebtedness incurred pursuant to Section 8.03(e), provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, (ii) in connection with any Permitted Lien or any document or instrument governing any Permitted Lien, provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien, (iii) pursuant to customary restrictions and conditions contained in any agreement relating to the sale of any property permitted under Section 8.05, pending the consummation of such sale, (iv) customary provisions restricting assignment or transfer of any agreement entered into in the ordinary course of business, and (v) encumbrances or restrictions contained in the terms governing any Non-Recourse Indebtedness incurred by and applicable solely to any AcquisitionCo Subsidiary and its Subsidiaries.

8.10       Use of Proceeds.

Use the proceeds of any Note or Warrant, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

8.11       Prepayment of Other Indebtedness.

Make (or give any notice with respect thereto) any voluntary or optional payment or prepayment or redemption or acquisition for value of (including without limitation, by way of depositing money or securities with the trustee with respect thereto before due for the purpose of paying when due), refund, refinance or exchange of any Indebtedness of any Note Party or any Subsidiary (other than Indebtedness arising under the Note Documents, Indebtedness permitted hereunder of any AcquisitionCo Subsidiary and/or any refinancing of Indebtedness permitted by Section 8.03(e)).

8.12       Organization Documents; Fiscal Year; Legal Name, Jurisdiction of Formation and Form of Entity; Certain Amendments.

(a)          Amend, modify or change its Organization Documents in a manner adverse to the Purchasers.

(b)          Change its fiscal year.

(c)          Without providing fifteen (15) days (or such shorter period as may be agreed by the Required Purchasers) prior written notice to the Purchasers, change its name (other than in connection with the AcquireCo Merger pursuant to which the surviving entity will be named Innocutis Holdings, LLC), jurisdiction of formation, the location of its chief executive office for the purposes of the PPSA or the location of any assets or any Canadian jurisdiction in which it carries on business or its form of organization.

(d)          Replace its chief executive officer or chief financial officer without written notification to the Purchasers within thirty (30) days thereafter.

(e)          (i) Amend, modify or change any Key Contract, agree to any waiver or departure of performance thereunder by any other party thereto, or fail to enforce the rights of any Note Party thereunder, in any material respect adverse to the Purchasers, (ii) terminate or agree to the termination thereof for any reason or (iii) agree to any assignment or transfer of any Key Contract, or any rights or obligations thereunder, by any party thereto.

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8.13       Ownership of Subsidiaries.

Notwithstanding any other provisions of this Agreement to the contrary, (a) permit any Person (other than any Note Party or any Wholly Owned Subsidiary of the Issuer) to own any Equity Interests of any Subsidiary of any Note Party, except to qualify directors where required by applicable Law or to satisfy other requirements of applicable Law with respect to the ownership of Equity Interests of Subsidiaries organized other than in any province of Canada or any state of the United States or the District of Columbia, (b) permit any Note Party or any Subsidiary to issue or have outstanding any Disqualified Stock or (c) create, incur, assume or suffer to exist any Lien on any Equity Interests of any Subsidiary of any Note Party (other than Liens on the Equity Interests of any AcquisitionCo Subsidiary that is not directly owned by a Note Party), except for Permitted Liens.

8.14       Sale Leasebacks.

Enter into any Sale and Leaseback Transaction.

8.15       Sanctions.

Permit the proceeds of any Note or Warrant, directly or indirectly, (a) to be lent, contributed or otherwise made available to fund any activity or business in any Designated Jurisdiction; (b) to fund any activity or business in any Designated Jurisdiction; (c) to fund any activity or business of any Person located, organized or residing in any Designated Jurisdiction or who is the subject of any Sanctions; or (d) in any other manner that will result in any violation by any Person (including any Purchaser, Athyrium or the Collateral Agent) of any Sanctions.

8.16       Financial Covenants.

(a)          Minimum Net Revenues. Permit Note Party Net Revenues at any fiscal quarter end occurring during any period set forth in the table below, to be less than the amount set forth opposite such period in the table below:

Fiscal Quarter Ended	Note Party Net Revenues
June 30, 2015	$9,000,000
September 30, 2015	$8,000,000
December 31, 2015	$9,000,000
March 31, 2016	$10,000,000
June 30, 2016	$10,000,000
September 30, 2016	$8,750,000
December 31, 2016	$10,000,000
March 31, 2017	$12,000,000
June 30, 2017	$12,000,000
September 30, 2017	$10,250,000
December 31, 2017	$12,000,000
March 31, 2018	$14,000,000
June 30, 2018	$14,000,000
September 30, 2018	$11,750,000
December 31, 2018	$14,000,000

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Fiscal Quarter Ended	Note Party Net Revenues
March 31, 2019	$14,000,000
June 30, 2019	$14,000,000
September 30, 2019	$11,750,000
December 31, 2019	$14,000,000
March 31, 2020	$14,000,000

(b)          Minimum Liquidity. Permit Unrestricted Cash at any time to be less than the lesser of (i) $10,000,000 and (ii) 15% of the original principal amount of Notes issued pursuant to this Agreement.

(c)          Consolidated Leverage Ratio. Permit the Consolidated Leverage Ratio to be greater than 6.0:1.0 at any time any Non-Recourse Indebtedness is outstanding.

8.17       Canadian Benefit Plan.

No Note Party shall sponsor, administer, participate in or contribute to a Canadian DB Pension Plan.

8.18       Holding Companies.

None of NewCo, HoldCo, AcquireCo (prior to its merger with Innocutis) and ULC shall have any operations (other than such operations as are incidental to its obligations under the Reorganization Documents and its status as a holding company, including maintaining its corporate existence), own any assets (other than ownership of Equity Interests and/or Indebtedness of other Note Parties under the Reorganization Documents, rights under the Reorganization Documents and such immaterial assets as are incidental to the foregoing) or incur any liabilities (other than the Obligations under the Note Documents, obligations under the Reorganization Documents and such immaterial liabilities as are incidental to the foregoing and its status as a holding company).

Article IX.

EVENTS OF DEFAULT AND REMEDIES

9.01       Events of Default.

Any of the following shall constitute an Event of Default:

(a)          Non-Payment. The Issuer or any other Note Party fails to pay (i) when and as required to be paid herein, any amount of principal of any Note or (ii) within three (3) Business Days after the same becomes due, any interest on any Note, any fee due hereunder or any other amount payable hereunder or under any other Note Document; or

(b)          Specific Covenants. Any Note Party fails to perform or observe any term, covenant or agreement contained in any of Section 7.01, 7.02, 7.03, 7.05(a), 7.07, 7.10, 7.11, 7.12, 7.14, 7.16 or 7.17 or Article VIII; or

(c)          Other Defaults. Any Note Party fails to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Note Document on its part to be performed or observed and such failure continues for thirty (30) days after the earlier of the date on which (i) a Responsible Officer of the Issuer becomes aware of such failure; or (ii) written notice thereof shall have been given to the Issuer by the Collateral Agent or any Purchaser; or

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(d)          Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Issuer or any other Note Party herein, in any other Investment Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or deemed made; or

(e)          Cross-Default. (i) Any Note Party or any Subsidiary (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness or Guarantee having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount (after giving effect to the expiration of any applicable grace or cure period), or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Guarantee to become payable or cash collateral in respect thereof to be demanded; or (ii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which the Issuer or any Subsidiary is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which the Issuer or any Subsidiary is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by the Issuer or such Subsidiary as a result thereof is greater than the Threshold Amount; or

(f)          Insolvency Proceedings, Etc. Any Note Party or any of its Subsidiaries institutes or consents to the institution of any proceeding under any Debtor Relief Law, whether voluntary or involuntary, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any Receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any Receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for thirty (30) calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such proceeding; or any Note Party or any Subsidiary shall be dissolved (other than a dissolution of a Subsidiary which is not a Guarantor) or liquidated (or any judgment, order or decree therefor shall be entered) except as otherwise permitted herein; or if a creditor’s committee has been appointed for the business of any Note Party or any Subsidiary under any Debtor Relief Laws or otherwise; or shall have made a general assignment for the benefit of creditors or shall have been adjudicated bankrupt under any Debtor Relief Laws or otherwise, or shall have filed a voluntary petition in bankruptcy or for reorganization or to effect a plan or arrangement with creditors under any Debtor Relief Laws or otherwise, or shall fail to pay its debts generally as such debts become due in the ordinary course of business; or shall file an answer to a creditor’s petition or other petition filed against it, admitting the material allegations thereof for an adjudication in bankruptcy or for reorganization; or if an order shall be entered approving any petition for reorganization of a Note Party or any Subsidiary under any Debtor Relief Laws or otherwise and such order shall not have been reversed or dismissed within sixty (60) calendar days; or any Note Party or any Subsidiary commits an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada); or

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(g)          Inability to Pay Debts; Attachment. (i) Any Note Party or any of its Subsidiaries becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within sixty (60) days after its issue or levy; or

(h)          Judgments. There is entered against any Note Party or any Subsidiary (i) one or more final judgments or orders for the payment of money in an aggregate amount exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage), or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of thirty (30) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i)          ERISA. (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of any Note Party under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of the Threshold Amount, or (ii) the Issuer or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount; or

(j)          Invalidity of Investment Documents. Any Investment Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder, ceases to be in full force and effect; or any Note Party or any other Person contests in any manner the validity or enforceability of any Investment Document; or any Note Party denies that it has any or further liability or obligation under any Investment Document, or purports to revoke, terminate or rescind any Investment Document; or

(k)          Regulatory Matters. If any of the following occurs: (i) the Food and Drug Administration, Health Canada or any other applicable Governmental Authority (A) issues a letter or other communication asserting that any material Product lacks a required Governmental License, (B) initiates enforcement action against, or issues a warning letter with respect to the Issuer or any of the Subsidiaries, or any of their Products or the manufacturing facilities therefor, that causes the Issuer or such Subsidiary to discontinue marketing or withdraw any of its material Products, or causes a delay in the manufacture of any of its material Products, which discontinuance, withdrawal or delay could reasonably be expected to last for more than three months, or (C) withdraws, or requires the withdrawal of, any material Product for safety or effectiveness reasons, or otherwise imposes restrictions on the distribution or use of any material Product, which restrictions on distribution or use would reasonably be expected to significantly impact commercial sales of such Product; (ii) a recall of any material Product which would reasonably be expected to result in liability to the Issuer and the Subsidiaries in excess of the Threshold Amount; or (iii) the Issuer or any of the Subsidiaries enters into a settlement agreement with the Food and Drug Administration, Health Canada or any other Governmental Authority with respect to any Product, that results in aggregate liability as to any single or related series of transactions, incidents or conditions in excess of the Threshold Amount; or

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(l)            Change of Control. There occurs any Change of Control; or

(m)          Material Adverse Change. Any circumstance or series of circumstances (whether related or not) occurs that has had or would reasonably be expected to have a Material Adverse Effect;

(n)          [Redacted – Commercially sensitive information]; or

(o)          HoldCo Preferred Interests. The HoldCo Preferred Shares held by ULC are transferred to any Person other than to the Issuer or to NewCo pursuant to the Forward Transfer Agreement.

9.02       Remedies Upon Event of Default.

If any Event of Default occurs and is continuing, the Required Purchasers may take any or all of the following actions:

(a)          declare the Delayed Draw Note Commitment of each Purchaser to be terminated, whereupon such commitments and obligation shall be terminated;

(b)          declare the unpaid principal amount of all Notes, all interest accrued and unpaid thereon, prepayment premium with respect thereto (if any) and all other amounts owing or payable hereunder or under any other Note Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Issuer; and

(c)          exercise, or instruct the Collateral Agent to exercise (and the Collateral Agent shall exercise upon such instruction), all rights and remedies available to the Collateral Agent or the Purchasers under the Note Documents;

provided, however, that upon the occurrence of an Event of Default under Section 9.01(f), the obligation of each Purchaser to purchase Notes shall automatically terminate, the unpaid principal amount of all Notes and all interest, prepayment premium and other amounts as aforesaid shall automatically become due and payable, in each case without further act of the Collateral Agent or any Purchaser.

9.03       Application of Funds.

After the exercise of remedies provided for in Section 9.02 (or after the unpaid principal amount of the Notes have automatically become immediately due and payable as set forth in the proviso to Section 9.02), any amounts received by any Purchaser or the Collateral Agent on account of the Obligations shall be applied by such Purchaser or the Collateral Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Collateral Agent and amounts payable under Article III) payable to the Collateral Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees (other than as set forth in clause Third below), indemnities and other amounts (other than principal and interest) payable to the Purchasers (including fees, charges and disbursements of counsel to the respective Purchasers) arising under the Investment Documents and amounts payable under Article III, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

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Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on, prepayment premium pursuant to Section 2.07(d), and fees pursuant to Section 2.07(e) on the Notes, ratably among the Purchasers in proportion to the respective amounts described in this clause Third held by them;

Fourth, to payment of that portion of the Obligations constituting accrued and unpaid principal of the Notes, ratably among the Purchasers in proportion to the respective amounts described in this clause Fourth held by them; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Issuer or as otherwise required by Law.

Article X.

COLLATERAL AGENT

10.01      Appointment and Authority.

(a)          Each of the Purchasers hereby irrevocably appoints Athyrium Opportunities II Acquisition LP to act on its behalf as the Collateral Agent hereunder and under the other Note Documents and authorizes the Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to the Collateral Agent by the terms hereof or thereof and to act as the agent of such Purchaser for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Note Parties to secure any of the Obligations, together with such powers and discretion as are incidental thereto. The provisions of this Article are solely for the benefit of the Collateral Agent and the Purchasers, and neither the Issuer nor any other Note Party shall have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Note Documents (or any other similar term) with reference to the Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

(b)          In this connection, the Collateral Agent and any co-agents, sub-agents and attorneys-in-fact appointed by the Collateral Agent pursuant to Section 10.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Purchasers), shall be entitled to the benefits of all provisions of this Article X and Article XI, as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Note Documents) as if set forth in full herein with respect thereto.

10.02     Rights as a Purchaser.

The Person serving as the Collateral Agent hereunder shall have the same rights and powers in its capacity as a Purchaser as any other Purchaser and may exercise the same as though it were not the Collateral Agent and the term “Purchaser” or “Purchasers” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Collateral Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Note Party or any Subsidiary or other Affiliate thereof as if such Person were not the Collateral Agent hereunder and without any duty to account therefor to the Purchasers.

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10.03     Exculpatory Provisions.

The Collateral Agent shall not have any duties or obligations except those expressly set forth herein and in the other Note Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Collateral Agent:

(a)          shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)          shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Note Documents that the Collateral Agent is required to exercise as directed in writing by the Required Purchasers (or such other number or percentage of the Purchasers as shall be expressly provided for herein or in the other Note Documents), provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any Note Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law; and

(c)          shall not, except as expressly set forth herein and in the other Note Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Note Party or any of its Affiliates that is communicated to or obtained by the Person serving as the Collateral Agent or any of its Affiliates in any capacity.

The Collateral Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Purchasers (or such other number or percentage of the Purchasers as shall be necessary, or as the Collateral Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 11.01 and 9.02) or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and non-appealable judgment. The Collateral Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given in writing to the Collateral Agent by the Issuer, or a Purchaser.

The Collateral Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Note Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Note Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article V or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Collateral Agent.

10.04     Reliance by Collateral Agent.

The Collateral Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Collateral Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, that by its terms must be fulfilled to the satisfaction of a Purchaser, the Collateral Agent may presume that such condition is satisfactory to such Purchaser unless the Collateral Agent shall have received notice to the contrary from such Purchaser prior to the making of such Loan. The Collateral Agent may consult with legal counsel (who may be counsel for the Note Parties), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

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10.05     Delegation of Duties.

The Collateral Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Note Document by or through any one or more sub-agents appointed by the Collateral Agent. The Collateral Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Collateral Agent and any such sub-agent, and shall apply to their respective activities in connection with the transfer of the Notes provided for herein as well as activities as Collateral Agent. The Collateral Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Collateral Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

10.06     Resignation of Collateral Agent.

The Collateral Agent may resign as Collateral Agent at any time by giving thirty (30) days advance notice thereof to the Purchasers and the Issuer and, thereafter, the retiring Collateral Agent shall be discharged from its duties and obligations hereunder. Upon any such resignation, the Required Purchasers shall have the right, subject to the approval of the Issuer (so long as no Event of Default has occurred and is continuing; such approval not to be unreasonably withheld), to appoint a successor Collateral Agent. If no successor Collateral Agent shall have been so appointed by the Required Purchasers, been approved (so long as no Event of Default has occurred and is continuing) by the Issuer or have accepted such appointment within thirty (30) days after the Collateral Agent’s giving of notice of resignation, then the Collateral Agent may, on behalf of the Purchasers, appoint a successor Collateral Agent reasonably acceptable to the Issuer (so long as no Default or Event of Default has occurred and is continuing). Upon the acceptance of any appointment as Collateral Agent hereunder by a successor Collateral Agent, such successor Collateral Agent shall thereupon succeed to and become vested with all rights, powers, privileges and duties of the retiring Collateral Agent. After any retiring Collateral Agent’s resignation hereunder as Collateral Agent, the provisions of this Section 10.06 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Collateral Agent. If no successor has accepted appointment as Collateral Agent by the date which is thirty (30) days following a retiring Collateral Agent’s notice of resignation, the retiring Collateral Agent’s resignation shall nevertheless thereupon become effective and the Required Purchasers shall perform all of the duties of the Collateral Agent hereunder until such time, if any, as the Required Purchasers appoint a successor agent as provided for above. In the event that a new Collateral Agent is appointed and such Collateral Agent is not an Affiliate of the holders of a majority in interest of the Notes, then the Issuer shall agree to pay to such Collateral Agent the fees and expenses (such fees to be payable annually in advance) that such Collateral Agent may reasonably request in connection with its appointment and service.

10.07     Non-Reliance on Collateral Agent and Other Purchasers.

Each Purchaser acknowledges that it has, independently and without reliance upon the Collateral Agent or any other Purchaser or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Purchaser also acknowledges that it will, independently and without reliance upon the Collateral Agent or any other Purchaser or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Note Document or any related agreement or any document furnished hereunder or thereunder.

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10.08     Collateral Agent May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Note Party, the Collateral Agent (irrespective of whether the principal of any Note shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Collateral Agent shall have made any demand on the Issuer) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)          to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Notes and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Purchasers and the Collateral Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Purchasers and the Collateral Agent and their respective agents and counsel and all other amounts due the Purchasers and the Collateral Agent under Section 11.04) allowed in such judicial proceeding; and

(b)          to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, Receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Purchaser to make such payments to the Collateral Agent and, in the event that the Collateral Agent shall consent to the making of such payments directly to the Purchasers, to pay to the Collateral Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Collateral Agent and its agents and counsel, and any other amounts due the Collateral Agent under Sections 11.04.

Nothing contained herein shall be deemed to authorize the Collateral Agent to authorize or consent to or accept or adopt on behalf of any Purchaser any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Purchaser or to authorize the Collateral Agent to vote in respect of the claim of any Purchaser in any such proceeding.

10.09      Collateral and Guaranty Matters.

The Purchasers irrevocably authorize the Collateral Agent, at its option and in its discretion,

(a)          to release any Lien on any Collateral granted to or held by the Collateral Agent under any Note Document (i) upon payment in full of all Obligations, (ii) that is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other Disposition permitted hereunder or under any other Note Document or any Involuntary Disposition, or (iii) as approved in accordance with Section 11.01;

(b)          to subordinate any Lien on any property granted to or held by the Collateral Agent under any Note Document to the holder of any Lien on such property that is permitted by Section 8.01(i); and

(c)          to release any Guarantor from its obligations under the Guaranty if such Person ceases to be a Subsidiary as a result of a transaction permitted under the Note Documents.

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Upon request by the Collateral Agent at any time, the Required Purchasers will confirm in writing the Collateral Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty, pursuant to this Section 10.09.

The Collateral Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Collateral Agent’s Lien thereon, or any certificate prepared by any Note Party in connection therewith, nor shall the Collateral Agent be responsible or liable to the Purchasers for any failure to monitor or maintain any portion of the Collateral.

10.10      Quebec Security.

For the purposes of the grant of security under the laws of the Province of Quebec which may now or in the future be required to be provided by any Note Party, the Collateral Agent is hereby irrevocably authorized and appointed to act as the holder of an irrevocable power of attorney (fondé de pouvoir) (within the meaning of Article 2692 of the Civil Code of Quebec) in order to hold any hypothec granted under the laws of the Province of Quebec as security for any debenture, bond or other title of indebtedness that may be issued by any Note Party pursuant to a deed of hypothec and to exercise such rights and duties as are conferred upon a fondé de pouvoir under the relevant deed of hypothec and applicable laws (with the power to delegate any such rights or duties). Moreover, in respect of any pledge by any such Note Party of any such debenture, bond or other title of indebtedness as security for any of the Obligations, the Collateral Agent shall also be authorized to hold such debenture, bond or other title of indebtedness as agent, mandatary and pledgee for its own account and for the benefit of all Purchasers, the whole notwithstanding the provisions of Section 32 of An Act respecting the special powers of legal persons (Quebec). The execution prior to the date hereof by the Collateral Agent of any deed of hypothec or other security documents made pursuant to the laws of the Province of Quebec, is hereby ratified and confirmed. Any person who becomes a Purchaser or successor Collateral Agent shall be deemed to have consented to and ratified the foregoing appointment of the Collateral Agent as fondé de pouvoir and as agent and mandatary on behalf of all Note Parties. For greater certainty, the Collateral Agent, acting as the holder of an irrevocable power of attorney (fondé de pouvoir), shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favour of the Collateral Agent in this Agreement, which shall apply mutatis mutandis. In the event of the resignation and appointment of a successor Collateral Agent, such successor Collateral Agent shall also act as the successor to the holder of an irrevocable power of attorney (fondé de pouvoir). This provision shall be governed and construed in accordance with the laws of the Province of Quebec.

Article XI.

MISCELLANEOUS

11.01     Amendments, Etc.

(a)          No amendment or waiver of any provision of this Agreement or any other Note Document, and no consent to any departure by the Issuer or any other Note Party therefrom, shall be effective unless in writing signed by the Required Purchasers and the Issuer or the applicable Note Party, as the case may be, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, further, that

(i)          no such amendment, waiver or consent shall:

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1.	extend or increase the Delayed Draw Note Commitment of a Purchaser (or reinstate any Delayed Draw Note Commitment terminated pursuant to Section 9.02) without the written consent of such Purchaser whose Delayed Draw Note Commitment is being extended or increased (it being understood and agreed that a waiver of any condition precedent set forth in Section 5.01, 5.02, 5.03, or of any Default or a mandatory reduction in Delayed Draw Note Commitments is not considered an extension or increase in Delayed Draw Note Commitments of any Purchaser);

2.	postpone any date fixed by this Agreement or any other Note Document for any payment of principal (excluding mandatory prepayments), interest, prepayment premiums, fees or other amounts due to the Purchasers (or any of them) or any scheduled or mandatory reduction of the Delayed Draw Note Commitments hereunder or under any other Note Document without the written consent of each Purchaser entitled to receive such payment or whose Delayed Draw Note Commitments are to be reduced;

3.	reduce the principal of, the rate of interest specified herein on or the prepayment premium specified herein with respect to any Notes, or any fees or other amounts payable hereunder or under any other Note Document without the written consent of each Purchaser entitled to receive such payment of principal, interest, fees or other amounts; provided, however, that only the consent of the Required Purchasers shall be necessary to amend the definition of “Default Rate” or to waive any obligation of the Issuer to pay interest at the Default Rate;

4.	change any provision of this Section 11.01(a)(i) or the definition of “Required Purchasers” without the written consent of each Purchaser directly affected thereby;

5.	release all or substantially all of the Collateral without the written consent of each Purchaser directly affected thereby;

6.	release the Issuer or, except in connection with a merger, amalgamation or consolidation permitted under Section 8.04 or a Disposition permitted under Section 8.05, all or substantially all of the Guarantors without the written consent of each Purchaser directly affected thereby, except to the extent the release of any Guarantor is permitted pursuant to Section 10.09; and

(ii)          unless also signed by the Collateral Agent, no amendment, waiver or consent shall affect the rights or duties of the Collateral Agent under this Agreement or any other Note Document.

(b)          Any amendment or waiver pursuant to Section 11.01(a) shall apply equally to all holders of the Notes and shall be binding upon them, upon each future holder of the Notes and upon the Note Parties, and shall amend the Notes, in each case whether or not a notation thereof shall have been placed on any such Note. Any such waiver shall be effective only in the specific instance and for the purpose for which given.

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(c)          Notwithstanding any other provision contained in this Section 11.01 or elsewhere in this Agreement to the contrary, Notes which at any time are held by the Issuer or by any of its Subsidiaries or Affiliates shall not be deemed outstanding for purposes of any vote, consent, approval, waiver or other action required or permitted to be taken by the holders of Notes, or by any of them, under the provisions of this Section 11.01 or Section 9.02 of this Agreement, and neither the Issuer nor any of its Subsidiaries or Affiliates shall be entitled to exercise any right as a Purchaser or holder of Notes with respect to any such vote, consent, approval or waiver or to take or participate in taking any such action at any time.

(d)          So long as any Notes remain outstanding, neither the Issuer nor any of its Subsidiaries or Affiliates will solicit or request any proposed consent with respect to, or waiver or amendment of, any of the provisions of this Agreement or the other Investment Documents unless each holder of Notes (irrespective of the amount of Notes then owned by it), prior to the deadline for executing and delivering any such consent, waiver or amendment, shall be informed thereof by the Issuer and shall be afforded the opportunity of considering the same. Neither the Issuer nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, to any Purchaser as consideration for or as an inducement to the entering into by any Purchaser of any amendment, waiver or consent with respect to any of the terms and provisions of this Agreement or the other Investment Documents, unless such remuneration is concurrently offered, on the same terms, ratably to all of holders of Notes which agree to such amendment, waiver or consent.

11.02      Notices and Other Communications; Facsimile Copies.

(a)          Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, if to the Issuer or any other Note Party, any Purchaser or the Collateral Agent, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 11.02. Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

(b)          Electronic Communications. Each Purchaser, the Collateral Agent and the Issuer may each, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

(c)          Change of Address, Etc. Each of the Issuer, the Purchasers and the Collateral Agent may change its address, facsimile or telephone number for notices and other communications hereunder by notice to the other parties hereto.

(d)          Reliance by Collateral Agent and Purchasers. The Collateral Agent and the Purchasers shall be entitled to rely and act upon any notices purportedly given by or on behalf of any Note Party even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Note Parties shall indemnify the Collateral Agent, each Purchaser and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of a Note Party; provided that such indemnity shall not, as to any Person be available to the extent that such losses, costs, expenses or liabilities are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Person. All telephonic communications with the Collateral Agent or any Purchaser may be recorded by the Collateral Agent or such Purchaser, and each of the parties hereto hereby consents to such recording.

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11.03      No Waiver; Cumulative Remedies; Enforcement.

No failure by any Purchaser or the Collateral Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Investment Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Investment Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

11.04      Expenses; Indemnity; and Damage Waiver.

(a)          Costs and Expenses. The Note Parties shall pay all reasonable out-of-pocket expenses incurred by the Collateral Agent, each Purchaser (including the reasonable fees, charges and disbursements of counsel for the Collateral Agent or any Purchaser), and shall pay all reasonable fees and time charges for attorneys who may be employees of the Collateral Agent or any Purchaser, provided that the Collateral Agent and the Purchasers shall be represented by one set of counsel in each applicable jurisdiction (and any additional counsel required in the case of any conflicts), in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Investment Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Investment Documents, including its rights under this Section, or (B) in connection with the Notes and Warrants, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of the Notes.

(b)          Indemnification by the Note Parties. The Note Parties shall indemnify the Collateral Agent (and any sub-agent thereof) and each Purchaser, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee, but excluding any Taxes governed by Section 3.01 of this Agreement), and shall indemnify and hold harmless each Indemnitee from all fees and time charges and disbursements for attorneys who may be employees of any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any Person (including the Issuer or any other Note Party) other than the Indemnitee and its Related Parties arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Investment Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, or, in the case of the Collateral Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Investment Documents, (ii) any Note or Warrant or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by a Note Party or any of its Subsidiaries, or any Environmental Liability related in any way to a Note Party or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Issuer or any other Note Party, and regardless of whether any Indemnitee is a party thereto, in all cases, whether or not caused by or arising, in whole or in part, out of the comparative, contributory or sole negligence of the Indemnitee; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

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(c)          Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable law, no Note Party shall assert, and each Note Party hereby waives, and acknowledges that no other Person shall have, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Investment Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Note or Warrant or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Investment Documents or the transactions contemplated hereby or thereby.

(d)          Payments. All amounts due under this Section shall be payable not later than ten Business Days after demand therefor.

(e)          Survival. The agreements in this Section and the indemnity provisions of Section 11.02(d) shall survive the resignation of the Collateral Agent, the transfer of any Note, the termination of the Delayed Draw Note Commitments and the repayment, satisfaction or discharge of all the other Obligations.

11.05      Marshalling; Payments Set Aside.

None of the Collateral Agent or the Purchasers shall be under any obligation to marshal any assets in favor of any Note Party or any other Person or against or in payment of any or all of the Obligations. To the extent that any payment by or on behalf of any Note Party is made to the Collateral Agent or any Purchaser, or the Collateral Agent or any Purchaser exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Collateral Agent or such Purchaser in its discretion) to be repaid to a trustee, Receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred.

11.06      Successors and Assigns; Transfers.

(a)          Successors and Assigns Generally. The provisions of this Agreement and the other Investment Documents shall be binding upon and inure to the benefit of the parties hereto and thereto and their respective successors and assigns permitted hereby, except that the Issuer and the other Note Parties may not assign or otherwise transfer any of their respective rights or obligations hereunder or thereunder without the prior written consent of the Purchasers. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of the Collateral Agent and the Purchasers) any legal or equitable right, remedy or claim under or by reason of this Agreement.

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(b)          Transfers by Purchasers. Each Purchaser shall be entitled to transfer, without restriction, except as provided herein, (i) Warrants, in any amounts and at any time, subject to the terms and conditions of the Warrants and applicable securities laws; (ii) Notes (with the consent of the Issuer, such consent not to be unreasonably withheld or delayed, and not required during the continuance of an Event of Default or in the case of a transfer to an Affiliate of such Purchaser), in an aggregate principal amount greater than or equal to $1,000,000 thereof (provided that in the case of a transfer of Notes to or in favor of any Affiliate of such Purchaser, no minimum shall apply); and (iii) Delayed Draw Note Commitments (with the consent of the Issuer, such consent not to be unreasonably withheld or delayed, and not required during the continuance of an Event of Default or in the case of a transfer to an Athyrium Affiliate, and the consent of the Required Purchasers); provided that in no event shall any equityholder of the Issuer (other than a Purchaser, its Affiliates or any limited partner or other investor in a fund managed by a Purchaser and through which such Purchaser holds Notes and/or Warrants, as applicable) or any Subsidiary, the Issuer or any of its Subsidiaries or any of their Affiliates purchase or be the recipient of a transfer of any Warrant or Note without the prior written consent of the Required Purchasers. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representations set forth in Article VIA as of the date of transfer.

(c)          Transfer in Contravention of this Section Void. Any attempt to transfer any Note or Warrant or portion thereof not in compliance with this Agreement shall be null and void and neither the Issuer nor any transfer agent shall give any effect in the Issuer’s Note register to such attempted transfer. Notwithstanding anything herein to the contrary, no transferee shall be entitled to receive any greater payment under Section 3.01 than the transferring Purchaser would have been entitled to receive with respect to the transferred Note or Delayed Draw Note Commitment based on the law in effect on the date of the relevant transfer.

(d)          [Intentionally Omitted]

(e)          Securities Register. The Issuer will keep at its principal executive office a register, in which, subject to such reasonable regulations as it may prescribe, but at its expense, the Issuer will provide for the registration and transfer of Notes and Warrants. Whenever any Note or Warrant shall be surrendered either at the principal executive office of the Issuer (or at the place of payment named in the Note), for transfer or exchange, accompanied, if so required by the Issuer, by a written instrument of transfer in form reasonably satisfactory to the Issuer duly executed by the holder thereof or by such holder’s attorney duly authorized in writing, the Issuer will execute and deliver in exchange therefor (i) in the case of a Note, a new Note or Notes, in such denominations as may be requested by such holder, of like tenor and in the same aggregate unpaid principal amount as the aggregate unpaid principal amount of the Note or Notes so surrendered and (ii) in the case of a Warrant, a new Warrant or Warrants. Any Note issued in exchange for any other Note or upon transfer thereof shall carry the rights to unpaid interest and interest to accrue which were carried by the Note so exchanged or transferred, and neither gain nor loss of interest shall result from any such transfer or exchange. Any transfer tax or governmental charge relating to such transaction shall be paid by the holder requesting the exchange. The entries in the register shall be conclusive and binding for all purposes, absent manifest error and the Issuer, the Purchasers and any of their respective agents may treat the Person in whose name any Note or Warrant is registered as the sole and exclusive record and beneficial holder and owner of such Note or Warrant for all purposes whatsoever. This Section 11.06(e) shall be construed so that such obligations are at all times maintained in “registered form” within the meaning of Section 163(f), 871(h)(2) and 881(c)(2) of the Internal Revenue Code and any related regulations (and any other relevant or successor provisions of the Internal Revenue Code or such regulations).

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(f)          Lost, Stolen Damaged or Destroyed Notes or Warrants. At the request of any holder of any Note or Warrant, the Issuer will issue and deliver at its expense, in replacement of any Note or Warrant lost, stolen, damaged or destroyed, upon surrender thereof, if mutilated, a new Note or Warrant in the same aggregate unpaid principal amount, and otherwise of the same tenor, as the Note or Warrant so lost, stolen, damaged or destroyed, duly executed by the Issuer. The Issuer may condition the replacement of a Note or Warrant reported by the holder thereof as lost, stolen, damaged or destroyed, upon the receipt from such holder of an indemnity and/or security reasonably satisfactory to the Issuer; provided, that if such holder shall be a Purchaser or any affiliate or nominee thereof, such Purchaser’s unsecured agreement of indemnity shall be sufficient for purposes of this Section 11.06(f).

(g)          Transfer of Delayed Draw Note Commitments. Any transfer of Delayed Draw Note Commitments shall be effective upon the execution and delivery, by the transferor and the transferee (with the consent of the Issuer, unless an Event of Default is then continuing, and the consent of the Required Purchasers), pursuant to an Assignment and Assumption Agreement.

11.07      Treatment of Certain Information; Confidentiality.

Each of the Collateral Agent and the Purchasers agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Investment Document or any action or proceeding relating to this Agreement or any other Investment Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee or transferee of, or any prospective transferee or assignee of, any of its rights and obligations under any Notes, Warrants or this Agreement or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative or other transaction under which payments are to be made by reference to a Note Party and its obligations, this Agreement or payments hereunder, (g) on a confidential basis to (i) any rating agency in connection with rating the Issuer or its Subsidiaries or the financing provided hereunder or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers or other market identifiers with respect to the financing provided hereunder, (h) with the consent of the Issuer or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Collateral Agent, any Purchaser or any of their respective Affiliates on a nonconfidential basis from a source other than the Issuer or any other Note Party.

For purposes of this Section, “Information” means all information received from a Note Party or any Subsidiary relating to the Note Parties or any Subsidiary or any of their respective businesses, other than any such information that is available to the Collateral Agent or any Purchaser on a nonconfidential basis. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

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11.08      Set-off.

If an Event of Default shall have occurred and be continuing, each Purchaser and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Purchaser or any such Affiliate to or for the credit or the account of the Issuer or any other Note Party against any and all of the obligations of the Issuer or such Note Party now or hereafter existing under this Agreement or any other Note Document to such Purchaser or its Affiliates, irrespective of whether or not such Purchaser or Affiliate shall have made any demand under this Agreement or any other Note Document and although such obligations of the Issuer or such Note Party may be contingent or unmatured or are owed to a branch office or Affiliate of such Purchaser different from the branch office or Affiliate holding such deposit or obligated on such indebtedness. The rights of each Purchaser and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Purchaser or their respective Affiliates may have. Each Purchaser agrees to notify the Issuer promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

11.09      Interest Rate Limitation.

(a)          Notwithstanding anything to the contrary contained in any Investment Document, the interest paid or agreed to be paid under the Investment Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If any Purchaser shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Notes or, if it exceeds such unpaid principal, refunded to the Issuer. In determining whether the interest contracted for, charged, or received by a Purchaser exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

(b)          In no event shall the aggregate “interest” (as defined in Section 347 (the “Criminal Code Section”) of the Criminal Code (Canada)), payable to any Recipient under this Agreement or any other Investment Document exceed the effective annual rate of interest lawfully permitted under the Criminal Code Section on the “credit advanced” (as defined in such section) under this Agreement or any other Investment Document. Further, if any payment, collection or demand pursuant to this Agreement or any other Investment Document in respect of such “interest” is determined to be contrary to the provisions of the Criminal Code Section, such payment, collection, or demand shall be deemed to have been made by mutual mistake of the affected Purchaser and the affected Note Party and such “interest” shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the Criminal Code Section to result in a receipt by such Note Party of interest at a rate not in contravention of the Criminal Code Section, such adjustment to be effected, to the extent necessary, as follows:

(i)          firstly, by reducing the amounts or rates of interest required to be paid to that Purchaser; and

(ii)         then, by reducing any fees, charges, expenses and other amounts required to be paid to the affected Purchaser which would constitute “interest”.

77

Notwithstanding the above, and after giving effect to all such adjustments, if any Purchaser shall have received an amount in excess of the maximum permitted by the Criminal Code Section, then the affected Note Party shall be entitled to obtain reimbursement from that Purchaser in an amount equal to such excess. For greater certainty, to the extent that any charges, fees or expenses are held to be within such meaning of “interest”, such amounts shall be pro-rated over the period of time to which they relate or otherwise over the period from the date hereof to the date on which all of the Obligations are irrevocably repaid.

11.10      Counterparts; Integration; Effectiveness.

This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Investment Documents, and any separate letter agreements with respect to fees payable to Athyrium, the Purchasers or the Collateral Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means (e.g. “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement.

11.11      Survival of Representations and Warranties.

All representations and warranties made hereunder and in any other Investment Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Collateral Agent and each Purchaser, regardless of any investigation made by the Collateral Agent or any Purchaser or on their behalf and notwithstanding that the Collateral Agent or any Purchaser may have had notice or knowledge of any Default at the time of the purchase of any Notes, and shall continue in full force and effect as long as any Notes or any other Obligation hereunder shall remain unpaid or unsatisfied.

11.12      Severability.

If any provision of this Agreement or the other Investment Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Investment Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.13      [Reserved].

11.14      Governing Law; Jurisdiction; Etc.

(a)          GOVERNING LAW. THIS AGREEMENT AND THE OTHER INVESTMENT DOCUMENTS AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER INVESTMENT DOCUMENT (EXCEPT, AS TO ANY OTHER INVESTMENT DOCUMENT, AS EXPRESSLY SET FORTH THEREIN) AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

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(b)          SUBMISSION TO JURISDICTION. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST ANY OTHER PARTY HERETO IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OTHER INVESTMENT DOCUMENT OR THE TRANSACTIONS RELATING HERETO OR THERETO, IN ANY OTHER FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK AND ANY UNITED STATES DISTRICT COURT IN THE STATE OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER INVESTMENT DOCUMENT SHALL AFFECT ANY RIGHT THAT THE COLLATERAL AGENT OR ANY PURCHASER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER INVESTMENT DOCUMENT AGAINST THE ISSUER OR ANY OTHER NOTE PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c)          WAIVER OF VENUE. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER INVESTMENT DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (b) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)          SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 11.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. THE NOTE PARTIES HEREBY APPOINT INNOCUTIS HOLDINGS, LLC AT 171 CHURCH STREET, CHARLESTON, SOUTH CAROLINA 29401, AS ITS AGENT FOR SERVICE OF PROCESS, AND AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY HAND DELIVERY, CERTIFIED OR REGISTERED MAIL OR OVERNIGHT COURIER SERVICE UPON SUCH AGENT SHALL BE EFFECTIVE SERVICE OF PROCESS WITH RESPECT TO SUCH NOTE PARTY FOR ANY SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT.

79

11.15      Waiver of Right to Trial by Jury.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER INVESTMENT DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER INVESTMENT DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

11.16      Conversion of Currencies.

(a)          If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures in the relevant jurisdiction the first currency could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given

(b)          The obligations of any Note Party in respect of any sum due to any party hereto or any holder of the Obligations owing hereunder (the “Applicable Creditor”) shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than the currency in which such sum is stated to be due hereunder (the “Agreement Currency”), be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, each Note Party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such loss. The obligations of the Note Parties contained in this Section 11.16 shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

11.17      Electronic Execution of Certain Documents.

The words “execute,” “execution,” “signed,” “signature” and words of like import in any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures, the electronic matching of terms and contract formations on electronic platforms approved by the Purchasers, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

11.18      USA PATRIOT Act.

Each Purchaser that is subject to the Act (as hereinafter defined) and the Collateral Agent (for itself and not on behalf of any Purchaser), to the extent it is subject to the Act, hereby notifies the Issuer that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), it is required to obtain, verify and record information that identifies the Issuer, which information includes the name and address of the Issuer and other information that will allow such Purchaser or the Collateral Agent, as applicable, to identify the Issuer in accordance with the Act. The Issuer shall, promptly following a request by the Collateral Agent or any Purchaser, provide all documentation and other information that the Collateral Agent or such Purchaser requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the Act.

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11.19      No Advisory or Fiduciary Relationship.

In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Investment Document), the Issuer acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (a)(i) the arranging and other services regarding this Agreement provided by the Collateral Agent, Athyrium, and the Purchasers are arm’s-length commercial transactions between the Issuer and its Affiliates, on the one hand, and the Collateral Agent, Athyrium and the Purchasers on the other hand, (ii) the Issuer has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (iii) the Issuer is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Investment Documents; (b)(i) the Collateral Agent, Athyrium and each Purchaser is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not and will not be acting as an advisor, agent or fiduciary, for the Issuer or any of Affiliates or any other Person and (ii) neither the Collateral Agent nor any Purchaser has any obligation to the Issuer or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Investment Documents; and (c) the Collateral Agent, Athyrium and the Purchasers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Issuer and its Affiliates, and neither the Collateral Agent, Athyrium nor any Purchaser has any obligation to disclose any of such interests to the Issuer or its Affiliates. To the fullest extent permitted by law, the Issuer hereby waives and releases, any claims that it may have against the Collateral Agent, Athyrium or any Purchaser with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

11.20      Assumption.

Effective immediately following the consummation of the acquisition by the Issuer of the Target in accordance with the Target Acquisition Documents and the issuance by the Issuer of the Initial Notes and Warrants on the Closing Date, and without any further action by or on behalf of any of the parties hereto or any other Person, Target hereby irrevocably and unconditionally (a) assumes and agrees to punctually pay, perform and discharge when due each of the Obligations and each and every debt, covenant and agreement incurred, made or to be paid, performed or discharged by the Guarantors under the Note Documents in accordance with their terms, (b) agrees to be bound by all the terms, provisions and conditions of the Note Documents applicable to the Guarantors and (c) agrees that it will be responsible for and deemed to have made all the representations and warranties of the Guarantors, whenever made or deemed to have been made, in the case of each of the foregoing clauses, with the same force and effect as if each such Person were an original Guarantor under the Note Documents prior to the consummation of the Acquisition contemplated by the Target Acquisition Documents and the issuance and sale of the Initial Notes on the Closing Date. Upon the effectiveness of the assignment and assumption provided for above, each such Person will be Guarantors for all purposes of the Note Documents.

[SIGNATURE PAGES FOLLOW]

81

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ISSUER:	CIPHER PHARMACEUTICALS INC., an Ontario corporation

By:
	Name:	Norman Evans
	Title:	Chief Financial Officer

GUARANTOR:	CIPHER US HOLDINGS INC., a Delaware corporation

By:
	Name:	Norman Evans
	Title:	Secretary

CIPHER US HOLDCO LLC, a Delaware limited liability company

By:
Name:	Norman Evans
Title:	Secretary

84650 NOVA SCOTIA COMPANY, a Nova Scotia unlimited company

By:
Name:	Norman Evans
Title:	Secretary

CIPHER ACQUISITION US LLC, a Delaware limited liability company

By:
Name:	Norman Evans
Title:	Secretary

INNOCUTIS HOLDINGS, LLC, a Delaware limited liability company

By:
Name:	Norman Evans
Title:	Secretary

[Signature page to Securities Purchase Agreement]

COLLATERAL AGENT:

ATHYRIUM OPPORTUNITIES II ACQUISITION LP,
a Delaware limited partnership

By: Athyrium Opportunities Associates 11 LP, its general partner By: Athyrium Opportunities Associates II GP LLC, its general partner

By:
	Name:	[Redacted – Name]
	Title:	Authorized Signatory

PURCHASERS:

ATHYRIUM OPPORTUNITIES II ACQUISITION LP,
a Delaware limited partnership

By: Athyrium Opportunities Associates II LP, its general partner By: Athyrium Opportunities Associates II GP LLC, its general partner

By:
	Name:	[Redacted – Name]
	Title:	Authorized Signatory

[Signature page to Securities Purchase Agreement]

Schedule I

Other Purchasers

None.

Schedule II

Initial Notes, Warrants, Initial Notes and Warrants Purchase Prices

[Redacted – Commercially sensitive information]

Schedule III

Delayed Draw Note Commitment

Note Purchaser	Delayed Draw Note Commitment
Athyrium Opportunities II Acquisition LP	$60,000,000.00

Schedule IV
[Permitted Acquisitions]

Schedule 6.06
LITIGATION

1.	Absorbica

In September 2013, Ranbaxy received a Paragraph IV Certification Notice of filing from Watson Laboratories, Inc. (“Watson”) with respect to an Abbreviated New Drug Application (“ANDA”) to the FDA for a generic version of Absorica. Cipher, Ranbaxy and Galephar Pharmaceutical Research Inc. commenced patent infringement proceedings against Watson, the details of which are as follows (note that Actavis Laboratories is the successor company to Watson):

Cipher Pharmaceuticals Inc., et al v. Actavis Laboratories FL, Inc., et al., in the United Stated District Court for the District of New Jersey, Civil Action No. 13- 6502 (consolidated) (the “Absorica litigation”). Kirkland & Ellis LLP represents Cipher in the Absorica litigation. Plaintiffs assert that defendants infringed United States Patent No. 8,367,102, titled “Pharmaceutical Semi-Solid Composition of Isotretinoin” and United States Patent No. 7,435,427, titled “Pharmaceutical Semi-Solid Composition of Isotretinoin” by filing an Abbreviated New Drug Application seeking approval to market generic versions of Absorica. The initial complaint was filed on June 6, 2014. The cases were consolidated on June 20, 2014. A scheduling ordering was issued on June 20, 2014 and the consolidated case is set for trial in approximately December of 2015.

The Markman (claim construction) hearing was heard on April 2, 2015. The purpose of this hearing was to confirm with the court the wording of key claims of both parties prior to scheduling the court date for the proceedings.

2.	Innocutis

The Company, along with Dara BioSciences, Inc. and FIDIA Farmaceutici S.p.A. (“FIDIA”), has been named as a defendant in a lawsuit filed November 25, 2012, by Glycobiosciences, Inc. in the United States District Court for the District of Columbia regarding the product licensed to Company by FIDIA pursuant to that certain Distribution Agreement dated April 1, 2005, as amended (the “FIDIA Dispute”). Pursuant to its obligations under that Agreement, FIDIA has assumed the indemnification and defense obligations regarding the FIDIA Dispute. The defense obligations are being handled by Leonard Svensson of Birch, Stewart, Kolasch & Birch, LLP of San Diego, CA.

Schedule 6.10
INSURANCE

[Redacted – Commercially sensitive information]

Schedule 6.13(a)
SUBSIDIARIES

Name of Subsidiary of Note Party	Jurisdiction of Formation	Number of Shares of Each Class of Equity Interests Outstanding	Number and Percentage of Outstanding Shares of each Class Owned	Number and Effect, if exercised, of all outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto
Cipher Pharmaceuticals Inc.	Ontario	25,893,110 common shares	1 common share of 3284650 Nova Scotia Company (100%) 11 common shares of Cipher US Holdings Inc. (100%)

-    1,066,466 options convertible into 1,066,466 common shares pursuant to the Stock Option Plan

-    687,794 common shares available for purchase under the Employee and Director Share Purchase Plan

-    - Warrants issued to Athyrium on the Closing Date convertible into 600,000 common shares.

3284650 Nova Scotia Company	Nova Scotia	1 common share	10 shares of Series A preferred membership interest of Cipher US HoldCo LLC	Nil.
Cipher US Holdings Inc.	Delaware	11 common shares	10 shares of common membership interest of Cipher US HoldCo LLC (100%)	Nil.
Cipher US HoldCo LLC	Delaware	10 shares of common membership interests 10 shares of Series A preferred membership interests	10 shares of common membership interest of Cipher Acquisition LLC (100%)	Nil.

Name of Subsidiary of Note Party	Jurisdiction of Formation	Number of Shares of Each Class of Equity Interests Outstanding	Number and Percentage of Outstanding Shares of each Class Owned	Number and Effect, if exercised, of all outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto
Cipher Acquisition US LLC[1]	Delaware	10 shares of common membership interests	100% of the membership interests of Innocutis Holdings, LLC	Nil.
Innocutis Holdings, LLC	Delaware	N/A – 100% of membership interests outstanding	Nil.	Nil.

[1]	Cipher Acquisition US LLC will merge with Innocutis Holdings LLC, with Innocutis Holdings LLC surviving, at which point Cipher US HoldCo LLC will own 100% of the membership interests of Innocutis Holdings LLC.

Schedule 6.13(b)
CAPITALIZATION

1.	Rights to acquire outstanding preferred shares of HoldCo pursuant to the Forward Transfer Agreement (as defined in the SPA).

2.	Stock Option Plan pursuant to which 1,066,466 stock options of Cipher Pharmaceuticals Inc. outstanding at Closing Date convertible into 1,066,466 common shares of Cipher Pharmaceuticals Inc.

3.	Employee and Director Share Purchase Plan pursuant to which shares are purchased monthly for participating employees and directors.

Schedule 6.17(a)
INTELLECTUAL PROPERTY RIGHTS

(i)	Copyrights

Nil.

(ii)	Trademarks

Innocutis Holdings, LLC

Mark	Serial No. Filing Date	Reg. No. Reg. Date	Status
ACLARO	76609645 September 1, 2004	3003490 October 4, 2005	Registered
ACLARO PD	76663222 July 17, 2006	3374669 January 29, 2008	Registered
EASY PAD	76663173 July 17, 2006	3411992 April 15, 2008	Registered
INNOCUTIS	86220202 March 13, 2014	4631636 November 4, 2014	Registered
INNOCUTIS	86220148 March 13, 2014	4631633 November 4, 2014	Registered
INNOCUTIS, ADVANCING DERMATOLOGY	86059523 September 9, 2013	4528952 May 13, 2014	Registered
INOVA	76663224 July 17, 2006	3405929 April 1, 2008	Registered
NUVAIL	76711716 June 11, 2012	4499848 March 25, 2014	Registered
SANODERM	76609643 September 1, 2004	3000493 September 27, 2005	Registered
UMECTA	76609644 September 1, 2004	3000494 September 27, 2005	Registered

Cipher Pharmaceuticals Inc.

Canada

No.	Trade-mark	Status	Owner
1.	DURELA	Registered App No. 1530298 Filing Date 2011-06-02 Reg No. TMA827532 Reg Date 2012-07-05	Cipher Pharmaceuticals Inc.
2.	EPURIS	Registered App No. 1581834 Filing Date 2012-06-12 Reg No. TMA879439 Reg Date 2014-06-04	Cipher Pharmaceuticals Inc.
3.	FENOMAX	Registered App No. 1268233 Filing Date 2005-08-11 Reg No. TMA708744 Reg Date 2008-03-04	Cipher Pharmaceuticals Inc.
4.	BETEFLAM	App No. 170827 Filing Date 2014-12-19 Formalized: 2014-12-22	Cipher Pharmaceuticals Inc.

United States:

No.	Mark	Serial No. Filing Date	Reg. No. Reg. Date	Status	Owner
1.	MELANOVUS ONCOLOGY	85673693 July 11, 2012	4700183 March 10, 2015	Registered	Melanovus Oncology, Inc. (to be transferred to Cipher Pharmaceuticals Inc.)
2.	CONZIP	85175001 November 11, 2010	4103049 February 21, 2012	Registered	Cipher Pharmaceuticals Inc.
3.	LIPOFEN	78688955 August 9, 2005	3403114 March 25, 2008	Registered	Cipher Pharmaceuticals Inc.

Other Jurisdictions:

No.	Trade-mark	Class	Country	Registration	Owner
1.	HELIOCLIN (w)	5	Denmark	VR 2010 02686	Astion Pharma A/S (to be transferred to Cipher Pharmaceuticals Inc.)
2.	HELIOCLIN (w)	10	Denmark	VR 2011 0071	Astion Pharma A/S (to be transferred to Cipher Pharmaceuticals Inc.)
3.	HELIOCLIN (w)	3	European Trademark - CTM	009343013	Astion Pharma A/S (to be transferred to Cipher Pharmaceuticals Inc.)
4.	HELIOCLIN (w)	5,10	European Trademark - CTM	008821753	Astion Pharma A/S (to be transferred to Cipher Pharmaceuticals Inc.)
5.	HELIOCLIN (w)	3,5,10	International Trademark - Madrid	1 055 956	Astion Pharma A/S (to be transferred to Cipher Pharmaceuticals Inc.)
6.	HELIOBINOL (w)	3,5,10	Denmark	VR 2010 03038	Astion Pharma A/S (to be transferred to Cipher Pharmaceuticals Inc.)
7.	HELIOBINOL (w)	3,5,10	International Trademark - Madrid	009343666	Astion Pharma A/S (to be transferred to Cipher Pharmaceuticals Inc.)
8.	HELIOBINOL (w)	3,5,10	Denmark	1 063 344	Astion Pharma A/S (to be transferred to Cipher Pharmaceuticals Inc.)
9.	Dermadexin (w)	3,5,10	Denmark	VR 2012 01533	Astion Pharma A/S (to be transferred to Cipher Pharmaceuticals Inc.)
10.	Pruridexin (w)	3,5,10	Denmark	VR 2012 02496	Astion Pharma A/S (to be transferred to Cipher Pharmaceuticals Inc.)
11.	Viradexin (w)	3,5,10	Denmark	VR 2012 01534	Astion Pharma A/S (to be transferred to Cipher Pharmaceuticals Inc.)

(iii)	Patents

A.	Novel complexes of fatty acid esters of poiyhydroxyalkanes and pyridine carboxy derivatives

Country	Registration No.	Owner
Albania	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher

Country	Registration No.	Owner
Austria	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Australia	2003240441	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Belgium	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Bulgaria	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Belarus (EA)	008023	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Canada	2,491,871	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Switzerland	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Cyprus	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Germany	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Spain	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Finland	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
France	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
United Kingdom	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Greece	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Hong Kong	HK1076395	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Hungary	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Ireland	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Italy	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Japan	4,589,721	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Luxembourg	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Latvia	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher

Country	Registration No.	Owner
Macedonia	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Monaco	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Norway	334647	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
New Zealand	537783	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Poland	213646	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Portugal	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Romania	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Russian Federation (EA)	008023	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
Sweden	1560589	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher
USA	8,084,049	Astion Pharma A/S Pharmaceuticals Inc.) (to be transferred to Cipher

B.	Treatment of Connective Tissue Diseases of the Skin

Country	Registration No. Application No.	Owner
Australia	2006233502	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Belgium	1719507	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Brazil	Patent appi. No. P10609361-2	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Canada	Patent appi. No. 2,604,758	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
China	ZL 2006800165347	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Germany	1719507	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Denmark	1719507	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Spain	1719507	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
France	1719507	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher

Country	Registration No. Application No.	Owner
United Kingdom	1719507	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Ireland	1719507	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Israel	186491	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Italy	1719507	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Japan	5021621	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
South Korea	10-1355422	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Mexico	281857	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Netherlands	1719507	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Norway	331211	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
New Zealand	562940	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Poland	1719507	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Russian Federation (EA)	016082	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Sweden	1719507	Astion Pharma A/S (to be transferred to Cipher Pharmaceuticals Inc.
Thailand	Patent appl. No. 0601001702	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
Taiwan	1366457	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher
USA	8,426,475	Astion Pharma A/S Pharmaceuticals Inc. (to be transferred to Cipher

(iv)	Proprietary Software,

Nil.

(v)	Websites

1.	Envora.com

2.	Skaeleksem.dk

3.	Helioclin.dk

4.	Helioclin.eu

5.	Flexnow.dk

6.	Cipherpharma.com

7.	Epuris.ca

8.	Melanovus.com

(vi)	Copyright Licenses, Trademark Licenses, Patent Licenses, Website Agreements and Other IP Agreement

Cipher License Agreements

[Redacted – Commercially sensitive information]

Innocutis License Agreements

[Redacted – Commercially sensitive information]

Schedule 6.17(b)
INTELLECTUAL PROPERTY CLAIMS

Nil.

Schedule 6.17(c)
INTELLECTUAL PROPERTY VIOLATIONS

Nil.

Schedule 6.17(d)
RESTRICTIVE LICENSES

Nil.

Schedule 6.17(g)
INTELLECTUAL PROPERTY INFRINGEMENT

Nil.

Schedule 6.20(a)
LOCATIONS OF REAL PROPERTY

Municipal Address
Cipher Pharmaceuticals Inc. 5650 Tomken Road, Unit 16 Mississauga, Ontario [until June 1, 2015]

Cipher Pharmaceuticals Inc. Suite 100A, 2345 Argentia Road, Mississauga Ontario [after June 1, 2015]

Innocutis Holdings LLC 171 Church Street, Suite 140 Charleston, SC 29401

Schedule 6.20(b)
TAXPAYER AND ORGANIZATIONAL IDENTIFICATION NUMBERS

[Redacted – Commercially sensitive information]

Schedule 6.20(c)
CHANGES IN LEGAL NAME, STATE OF FORMATION AND STRUCTURE

Innocutis operated under the name JSJ Pharmaceuticals, LLC (“JSJ”) from April 26, 2005 through May 18, 2013. Pursuant to a Dissolution of Subsidiary Agreement dated May 18, 2013, Innocutis, then the sole member of JSJ, dissolved JSJ, and JSJ conveyed all of its assets to Innocutis.

Schedule 6.22
REGISTRATION RIGHTS

Nil.

Schedule 6.26
CANADIAN BENEFIT PLANS

[Redacted – Commercially sensitive information]

Schedule 8.01
LIENS EXISTING ON THE CLOSING DATE

Nil.

Schedule 8.02
INVESTMENTS EXISTING ON THE CLOSING DATE

Nil.

Schedule 8.03
INDEBTEDNESS EXISTING ON THE CLOSING DATE

Nil.

Schedule 11.02
CERTAIN ADDRESSES FOR NOTICES

If to the Issuer or any other Note Party:

c/o Cipher Pharmaceuticals Inc.
5650 Tomken Road, Suite 16
Mississauga, ON L4W 4P1
Canada

Attention: Norman Evans, Chief Financial Officer
Email: nevans@cipherpharma.com

Phone: 905.602.5840 ext. 323

If to the Purchasers:

Athyrium Opportunities II Acquisition LP
530 Fifth Avenue, Floor 25
New York, NY 10036

Attention: [Redacted – Name]
Email: [Redacted – Email address]
Phone: [Redacted – Phone number]

With a copy, if sent by email, to AOF2@athyrium.com

If to the Collateral Agent:

Athyrium Opportunities II Acquisition LP
530 Fifth Avenue, Floor 25
New York, NY 10036

Attention: [Redacted – Name]
Email: [Redacted – Email address]
Phone: [Redacted – Phone number]

With a copy, if sent by email, to AOF2@athyrium.com

Exhibit A

FORM OF NOTICE OF ISSUANCE

Date: _______________, 2015

To:	The Purchasers under the Securities Purchase Agreement referenced below.

Re:	Securities Purchase Agreement dated as of ____________________, 2015 (as amended, modified, restated, supplemented or extended from time to time, the “Securities Purchase Agreement”) among Cipher Pharmaceuticals Inc., an Ontario corporation (the “Issuer”), the Guarantors, Athyrium Opportunities II Acquisition LP, as a Purchaser, the other Purchasers party thereto and Athyrium Opportunities II Acquisition LP, as Collateral Agent. Capitalized terms used but not otherwise defined herein have the meanings provided in the Securities Purchase Agreement.

Ladies and Gentlemen:

The undersigned hereby requests that the Purchasers purchase Delayed Draw Notes to be issued by the Issuer on __________________, 201___ (which is a Business Day)1 for an aggregate principal amount of the Delayed Draw Notes set out below proposed to be issued to each Purchaser with a Delayed Draw Note Commitment and the aggregate purchase price set out below payable by each Purchaser with a Delayed Draw Note Commitment in respect of the Delayed Draw Notes to be acquired by each such Purchaser, as follows:

	Aggregate principal amount of the Delayed Draw Notes	Aggregate purchase price payable
[Purchaser]	$[●]	$[●]
[Purchaser]	$[●]	$[●]

4.	The proceeds of the Delayed Draw Notes shall be disbursed in accordance with the wire transfer instructions set forth on Exhibit A hereto, to the recipients set forth therein.

The Borrower hereby represents and warrants that each of the conditions set forth in Section 5.02 and Section 5.03 of the Securities Purchase Agreement has been satisfied on and as of the date of such issuance.

* * *

CIPHER PHARMACEUTICALS INC., an Ontario corporation

By:
Name: Title:

1 Note: date may be no earlier than 15 Business Days from the date on which this notice is delivered to the Purchasers.

Exhibit B-1

FORM OF INITIAL SENIOR SECURED NOTE

THIS SENIOR SECURED NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR AN EXEMPTION FROM REGISTRATION, UNDER SAID ACT.

IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT

TRADE THE SECURITY BEFORE [insert date that is 4 months and a day after issue date of note].

THIS INSTRUMENT AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE GOVERNED BY THE TERMS AND CONDITIONS SET FORTH IN THAT CERTAIN SECURITIES PURCHASE AGREEMENT (THE “SECURITIES PURCHASE AGREEMENT”) DATED AS OF [ ], 2015 AMONG CIPHER PHARMACEUTICALS INC., AN ONTARIO CORPORATION (THE “ISSUER”), THE GUARANTORS (AS DEFINED IN THE SECURITIES PURCHASE AGREEMENT), ATHYRIUM OPPORTUNITIES II ACQUISITION LP, AS A PURCHASER, THE OTHER PURCHASERS SET FORTH ON Schedule I TO THE SECURITIES PURCHASE AGREEMENT (EACH, A “PURCHASER” AND, COLLECTIVELY, THE “PURCHASERS”) AND ATHYRIUM OPPORTUNITIES II ACQUISITION LP, AS COLLATERAL AGENT; AND EACH HOLDER OF THIS INSTRUMENT, BY ITS ACCEPTANCE HEREOF, IRREVOCABLY AGREES TO BE BOUND BY THE PROVISIONS OF THE SECURITIES PURCHASE AGREEMENT. UNLESS OTHERWISE INDICATED, TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO SUCH TERMS IN THE SECURITIES PURCHASE AGREEMENT.

CIPHER PHARMACEUTICALS INC.

10.25% Senior Secured Note Due 2020
(a “Note”)

No. N-1	[Toronto, Canada]
[ ], 2015

CIPHER PHARMACEUTICALS INC., an Ontario corporation (together with its successors, the “Issuer”), for value received, hereby promises to pay to

ATHYRIUM OPPORTUNITIES II ACQUISITION LP

or its registered assigns
in accordance with the below
the principal amount of

[                             ] DOLLARS AND ZERO CENTS
$[                    ]

and to pay interest from the Closing Date until paid in full at the rate of 10.25% per annum, computed on the basis of a 360-day year and actual days elapsed. The interest rate which is calculated under this Note on any basis other than the actual number of days in a calendar year (the “deemed interest period”) is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest rate by the number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

The outstanding Notes shall at all times during the existence of an Event of Default bear interest at an interest rate per annum equal to 12.75% per annum (the “Default Rate”), to the fullest extent permitted by applicable Laws. In no event shall the aggregate “interest” (as defined in Section 347 (the “Criminal Code Section”) of the Criminal Code (Canada)), payable to Athyrium Opportunities II Acquisition LP or its registered assigns under this Note exceed the effective annual rate of interest lawfully permitted under the Criminal Code Section on the “credit advanced” (as defined in such section) under this Note, the Securities Purchase Agreement, or any other Investment Document (as defined in the Securities Purchase Agreement).

Interest (including interest at the Default Rate) shall be payable on this Note quarterly in arrears on the last Business Day of each of March, June, September and December of each year (each, an “Interest Payment Date”), and at maturity (whether through the occurrence of the Maturity Date, by acceleration or otherwise) to the Purchaser holding this Note on such date, and shall be paid in cash in accordance with Section 2.12 of the Securities Purchase Agreement.

Payments of the principal amount hereof, interest hereon, prepayment premium (if any), exit fee and all other amounts payable hereunder or under the Note Documents shall be made in Dollars, in immediately available funds not later than 2:00 p.m. on the date due, marked for attention as indicated, or in such other manner or to such other account in any United States bank as the Purchasers may from time to time direct in writing. All payments received by the Purchasers after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Issuer shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest.

This Note is one of the Initial Notes in the aggregate original principal amount of $[                      ] issued by the Issuer pursuant to the Securities Purchase Agreement and this Note and the holder hereof are entitled, equally and ratably, with the holders of all other Notes outstanding under the Securities Purchase Agreement to all the benefits provided for thereby or referred to therein, to which Securities Purchase Agreement reference is hereby made for a statement thereof. Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Securities Purchase Agreement.

The obligations of the Issuer under this Note are guaranteed pursuant to the terms and provisions of Article IV of the Securities Purchase Agreement, and the Collateral Documents executed in favor of the Collateral Agent, for the benefit of the Purchasers, by each of the Note Parties.

This Note is subject to optional prepayment and mandatory prepayment prior to its expressed maturity date, at the times, on the terms and conditions and in the amounts set forth in the Securities Purchase Agreement.

Upon the occurrence and during the continuation of any one or more of the Events of Default specified in the Securities Purchase Agreement, all amounts then remaining unpaid on this Note may be declared to be or may automatically become immediately due and payable as provided in the Securities Purchase Agreement.

This Note is registered on the books of the Issuer and, subject to the Securities Purchase Agreement, is transferable only by surrender thereof at the principal executive office of the Issuer and accompanied by, if required by the Issuer, a written instrument of transfer reasonably satisfactory to the Issuer, duly executed by the registered holder of this Note or its attorney duly authorized in writing. Payment of or on account of principal, prepayment premium, if any, exist fee and interest on this Note shall be made only to or upon the order in writing of the registered holder.

* * *

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

CIPHER PHARMACEUTICALS INC.

By:
Name: Title:

EXHIBIT B-2

FORM OF DELAYED DRAW SENIOR SECURED NOTE

THIS SENIOR SECURED NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR AN EXEMPTION FROM REGISTRATION, UNDER SAID ACT.

IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT

TRADE THE SECURITY BEFORE [                             ] [Insert date that is 4 months and a day after issue date of note].

THIS INSTRUMENT AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE GOVERNED BY THE TERMS AND CONDITIONS SET FORTH IN THAT CERTAIN SECURITIES PURCHASE AGREEMENT (THE “SECURITIES PURCHASE AGREEMENT”) DATED AS OF [                             ], 2015 AMONG CIPHER PHARMACEUTICALS INC., AN ONTARIO CORPORATION (THE “ISSUER”), THE GUARANTORS (AS DEFINED IN THE SECURITIES PURCHASE AGREEMENT), ATHYRIUM OPPORTUNITIES II ACQUISITION LP, AS A PURCHASER, THE OTHER PURCHASERS SET FORTH ON Schedule I TO THE SECURITIES PURCHASE AGREEMENT (EACH, A “PURCHASER” AND, COLLECTIVELY, THE “PURCHASERS”) AND ATHYRIUM OPPORTUNITIES II ACQUISITION LP, AS COLLATERAL AGENT; AND EACH HOLDER OF THIS INSTRUMENT, BY ITS ACCEPTANCE HEREOF, IRREVOCABLY AGREES TO BE BOUND BY THE PROVISIONS OF THE SECURITIES PURCHASE AGREEMENT. UNLESS OTHERWISE INDICATED, TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO SUCH TERMS IN THE SECURITIES PURCHASE AGREEMENT.

CIPHER PHARMACEUTICALS INC.

10.25% Senior Secured Note Due 2020
(a “Note”)

No. [N- ]	Toronto, Canada
[ ], 201[5]

CIPHER PHARMACEUTICALS INC., an Ontario corporation (together with its successors, the “Issuer”), for value received, hereby promises to pay to

ATHYRIUM OPPORTUNITIES II ACQUISITION LP

or its registered assigns
in accordance with the below
the principal amount of

[                                ] DOLLARS AND ZERO CENTS
$[                    ]

and to pay interest from the Closing Date until paid in full at the rate of 10.25% per annum, computed on the basis of a 360-day year and actual days elapsed. The interest rate which is calculated under this Note on any basis other than the actual number of days in a calendar year (the “deemed interest period”) is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest rate by the number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

The outstanding Notes shall at all times during the existence of an Event of Default bear interest at an interest rate per annum equal to 12.75% per annum (the “Default Rate”), to the fullest extent permitted by applicable Laws. In no event shall the aggregate “interest” (as defined in Section 347 (the “Criminal Code Section”) of the Criminal Code (Canada)), payable to Athyrium Opportunities II Acquisition LP or its registered assigns under this Note exceed the effective annual rate of interest lawfully permitted under the Criminal Code Section on the “credit advanced” (as defined in such section) under this Note, the Securities Purchase Agreement, or any other Investment Document (as defined in the Securities Purchase Agreement).

Interest (including interest at the Default Rate) shall be payable on this Note quarterly in arrears on the last Business Day of each of March, June, September and December of each year (each, an “Interest Payment Date”), and at maturity (whether through the occurrence of the Maturity Date, by acceleration or otherwise) to the Purchaser holding this Note on such date, and shall be paid in cash in accordance with Section 2.12 of the Securities Purchase Agreement.

Payments of the principal amount hereof, interest hereon, prepayment premium (if any), exit fee and all other amounts payable hereunder or under the Note Documents shall be made in Dollars, in immediately available funds not later than 2:00 p.m. on the date due, marked for attention as indicated, or in such other manner or to such other account in any United States bank as the Purchasers may from time to time direct in writing. All payments received by the Purchasers after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Issuer shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest.

This Note is one of the Delayed Draw Notes in the aggregate original principal amount of $[                      ] issued by the Issuer pursuant to the Securities Purchase Agreement and this Note and the holder hereof are entitled, equally and ratably, with the holders of all other Notes outstanding under the Securities Purchase Agreement to all the benefits provided for thereby or referred to therein, to which Securities Purchase Agreement reference is hereby made for a statement thereof. Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Securities Purchase Agreement.

The obligations of the Issuer under this Note are guaranteed pursuant to the terms and provisions of Article IV of the Securities Purchase Agreement, and the Collateral Documents executed in favor of the Collateral Agent, for the benefit of the Purchasers, by each of the Note Parties.

This Note is subject to optional prepayment and mandatory prepayment prior to its expressed maturity date, at the times, on the terms and conditions and in the amounts set forth in the Securities Purchase Agreement.

Upon the occurrence and during the continuation of any one or more of the Events of Default specified in the Securities Purchase Agreement, all amounts then remaining unpaid on this Note may be declared to be or may automatically become immediately due and payable as provided in the Securities Purchase Agreement.

This Note is registered on the books of the Issuer and, subject to the Securities Purchase Agreement, is transferable only by surrender thereof at the principal executive office of the Issuer and accompanied by, if required by the Issuer, a written instrument of transfer reasonably satisfactory to the Issuer, duly executed by the registered holder of this Note or its attorney duly authorized in writing. Payment of or on account of principal, prepayment premium, if any, exist fee and interest on this Note shall be made only to or upon the order in writing of the registered holder.

* * *

2

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

CIPHER PHARMACEUTICALS INC.

By:
Name: Title:

3

EXHIBIT B-3

FORM OF WARRANT

THIS COMMON SHARE PURCHASE WARRANT AND THE SHARES THAT MAY BE PURCHASED HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS COMMON SHARE PURCHASE WARRANT AND THE SHARES THAT MAY BE PURCHASED HEREUNDER HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO DISTRIBUTION, AND THIS COMMON SHARE PURCHASE WARRANT AND THE SHARES THAT MAY BE PURCHASED HEREUNDER MAY NOT BE SOLD OR OFFERED FOR SALE EXCEPT: (A) IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OF 1933, OR (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, IF REQUIRED; OR (C) UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL TO THE EFFECT THAT THE PROPOSED TRANSACTION DOES NOT REQUIRE REGISTRATION OR QUALIFICATION UNDER, OR OTHERWISE VIOLATE THE SECURITIES ACT OF 1933.

IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert date that is 4 months and a day after issue date of warrant].

CIPHER PHARMACEUTICALS INC.

COMMON SHARE PURCHASE WARRANT

Date of Issuance: [ ], 2015	Certificate No. [ ]

THIS IS TO CERTIFY that ATHYRIUM OPPORTUNITIES II ACQUISITION LP, a Delaware limited partnership, and its permitted transferees, successors and permitted assigns (the “Holder”), for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, is entitled to purchase from CIPHER PHARMACEUTICALS, INC., an Ontario corporation (the “Company”), at the price of $[                           ] per share1 (the “Exercise Price”), at any time after the date hereof (the “Commencement Date”) and expiring on [                           ], 20222 (the “Expiration Date”), 600,000 fully paid and non-assessable common shares of the Company (the “Common Shares”, as such number may be adjusted as provided herein). The 600,000 Common Shares which may be purchased pursuant to this Warrant are referred to herein as the “Aggregate Number”. This common share purchase warrant (this “Warrant”) is issued under and pursuant to that certain Securities Purchase Agreement by and among the Company, the Holder and the other parties thereto from time to time, dated as of [                                ], 2015 (as amended, modified or supplemented from time to time, the “Securities Purchase Agreement”).

The Aggregate Number and Exercise Price set forth above shall also be adjusted under certain conditions specified in Section 5of this Warrant, including, but not limited to, a Stock Dividend, Stock Subdivision or Stock Combination. Capitalized terms used herein shall have the meanings ascribed to such terms in Section 11 hereof unless otherwise defined herein.

Section 1

THE WARRANT; TRANSFER AND EXCHANGE

(a)	The Warrant. This Warrant and the rights and privileges of the Holder hereunder may be exercised by the Holder in whole or in part as provided herein, shall survive any termination of the Securities Purchase Agreement, and, as more fully set forth in Section 1(b) and 7 hereof, may, subject to the terms of this Warrant, be transferred by the Holder to any other Person or Persons who meet the requirements set forth herein and therein at any time or from time to time, in whole or in part, regardless of whether the Holder retains any or all rights under the Securities Purchase Agreement.

(b)	Transfer and Exchanges. The Company shall initially record this Warrant on a register to be maintained by the Company with its other stock books and, subject to Section 7 hereof, from time to time thereafter shall reflect the transfer of this Warrant on such register when surrendered for transfer in accordance with the terms hereof and properly endorsed, accompanied by appropriate instructions. Upon any such transfer, a new warrant or warrants shall be issued to the transferee and the Holder (in the event this Warrant is only partially transferred) and the surrendered warrant shall be canceled. This Warrant may be exchanged at the option of the Holder, when surrendered at the Principal Office of the Company, for another warrant or other warrants of like tenor and representing in the aggregate the right to purchase a like number of Common Shares.

[1]	5 day VWAP on the TSX immediately prior to the Closing Date converted to dollars using the method described under the definition of “Fair Market Value Per Share” as of the last day of the 5 day period.

[2]	Seven years from the Closing Date.

Section 2
EXERCISE

(a)	Right to Exercise. At any time after the Commencement Date and on or before the Expiration Date, the Holder, in accordance with the terms hereof, may exercise this Warrant, in whole at any time or in part from time to time, by delivering this Warrant to the Company during normal business hours on any Business Day at the Company’s Principal Office, together with the Notice of Exercise, in the form attached hereto as Exhibit A and made a part hereof (the “Notice of Exercise”), duly executed, and payment of the Exercise Price per share for each share purchased, as specified in the Notice of Exercise. The aggregate Exercise Price (the “Aggregate Exercise Price”) to be paid for the shares to be purchased (the “Exercise Amount”) shall equal the product of (i) the Exercise Amount multiplied by (ii) the Exercise Price. If the Expiration Date is not a Business Day, then this Warrant may be exercised on the next succeeding Business Day.

(b)	Payment of the Aggregate Exercise Price. Payment of the Aggregate Exercise Price shall be made to the Company in cash or other immediately available funds or as provided in Section 2(c), or a combination thereof. In the case of payment of all or a portion of the Aggregate Exercise Price pursuant to Section 2(c), the direction by the Holder to make a “Cashless Exercise” shall serve as accompanying payment for that portion of the Exercise Price.

(c)	Cashless Exercise. The Holder shall have the right to pay all or a portion of the Aggregate Exercise Price by making a “Cashless Exercise”, in which case the portion of the Aggregate Exercise Price to be so paid shall be paid by reducing the number of Common Shares otherwise issuable pursuant to the Notice of Exercise by an amount equal to (i) the Aggregate Exercise Price to be so paid divided by (ii) the Fair Market Value Per Share.

(d)	Issuance of Common Shares.

(i)	Upon receipt by the Company of this Warrant at its Principal Office in proper form for exercise, and accompanied by the Notice of Exercise and payment of the Aggregate Exercise Price as aforesaid, the Holder shall be deemed to be the holder of record of the Common Shares issuable upon such exercise, notwithstanding that certificates representing such Common Shares may not then be actually delivered. Within 10 Business Days after the rights represented by this Warrant shall have been exercised, the Company shall cause its transfer agent to issue the Warrant Shares so purchased to the Holder in book-entry format. Any reference in this Warrant to the issuance of a certificate or the certificates representing the Warrant Shares shall also be deemed a reference to the book-entry issuance of such Warrant Shares.

2

(ii)	In addition to any other rights available to the Holder, if the Company fails to, or fails to cause its transfer agent to, as applicable, transmit or deliver to the Holder a certificate or the certificates representing the applicable number of Warrant Shares within 10 Business Days after the rights represented by this Warrant shall have been exercised (including by causing its transfer agent to issue such Warrant Shares in book-entry format), and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm is required to purchase, Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder was entitled to receive upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to transmit or deliver to the Holder in connection with the exercise at issue but failed to so transmit or deliver on a timely basis times (2) the price per share at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which the Company failed to so transmit or deliver such Warrant Shares on a timely basis (in which case the applicable exercise shall be deemed rescinded with respect to such Warrant Shares) or deliver to the Holder the number of Warrant Shares that would have been issued had the Company timely complied with its exercise and transmission or delivery obligations with respect to such Warrant Shares hereunder (in which case this Warrant shall be deemed to have been exercised for such Warrant Shares). For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Warrant Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000 in cash. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss.

(e)	Fractional Shares. The Company may, but shall not be required to, deliver fractions of Common Shares upon exercise of this Warrant. If any fraction of a Common Share would be deliverable upon an exercise of this Warrant, the Company may, in lieu of delivering such fraction of a Common Share, make a cash payment to the Holder in an amount equal to the same fraction of the Fair Market Value Per Share.

(f)	Partial Exercise. In the event of a partial exercise of this Warrant, the Company shall issue to the Holder a Warrant in like form for the unexercised portion thereof which has not expired.

Section 3
PAYMENT OF TAXES

The Company shall pay all stamp taxes attributable to the initial issuance of shares or other securities issuable upon the exercise of this Warrant or issuable pursuant to Section 5 hereof, excluding any tax or taxes which may be payable because of the transfer involved in the issuance or delivery of any certificates for shares or other securities issued or delivered upon exercise of this Warrant in a name other than that of the Holder.

Section 4
REPLACEMENT WARRANT

Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall issue and deliver in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and in substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and representing an equivalent right or interest.

3

Section 5
ADJUSTMENTS TO AGGREGATE NUMBER AND EXERCISE PRICE

Under certain conditions, the Aggregate Number and Exercise Price are subject to adjustment as set forth in this Section 5.

(a)	Adjustments. The Aggregate Number and Exercise Price, after taking into consideration any prior adjustments pursuant to this Section 5, shall be subject to adjustment from time to time as follows and, thereafter, as adjusted, shall be deemed to be the Aggregate Number and Exercise Price hereunder.

(i)	Stock Dividends; Subdivisions and Combinations. In case at any time or from time to time the Company shall:

(A)	issue to the holders of its Common Shares a dividend payable in, or other distribution of, Common Shares (a “Stock Dividend”);

(B)	subdivide its outstanding Common Shares into a larger number of Common Shares, including, without limitation, by means of a stock split (a “Stock Subdivision”); or

(C)	combine its outstanding Common Shares into a smaller number of Common Shares (a “Stock Combination”);

then the Aggregate Number in effect immediately prior thereto shall be (1) proportionately increased in the case of a Stock Dividend or a Stock Subdivision and (2) proportionately decreased in the case of a Stock Combination, and the Exercise Price shall be proportionately adjusted. In the event the Company shall declare or pay, without consideration, any dividend on the Common Shares payable in any right to acquire Common Shares for no consideration, then the Company shall be deemed to have made a Stock Dividend in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Shares; provided that the Aggregate Number and the Exercise price shall be readjusted to the extent that any Common Shares issuable upon exercise of such rights remain unissued upon the expiration of the exercise period thereof.

(ii)	Other Distributions. In case at any time or from time to time the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive any dividend or other distribution not covered by Section 5(a)(i) above (collectively, a “Distribution”) of:

(A)	cash (other than dividends paid in the ordinary course) ;

(B)	any evidences of its indebtedness (other than Convertible Securities), any shares of its Capital Stock (other than additional Common Shares or Convertible Securities) or any other securities or property of any nature whatsoever (other than cash); or

(C)	any options, warrants or other rights to subscribe for or purchase any of the following: any evidences of its indebtedness (other than Convertible Securities), any shares of its Capital Stock (other than additional Common Shares or Convertible Securities) or any other securities or property of any nature whatsoever;

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then upon the exercise of this Warrant at any time on or after the taking of such record in accordance with the terms hereof, provided such Distribution does in fact occur, the number of Warrant Shares to be received upon exercise of this Warrant determined as stated herein and, in addition and without further payment, the cash, evidences of indebtedness, Capital Stock, securities, other property, options, warrants and/or other rights (or any portion thereof) to which the Holder would have been entitled by way of such Distribution (and subsequent dividends and distributions on any of the securities received in connection with such Distribution) through the date of exercise as if such Holder (x) had exercised this Warrant immediately prior to such Distribution and (y) had retained the Distribution in respect of the securities distributed in connection with such Distribution (and any and all dividends and distributions of any nature whatsoever in respect of any stock or securities paid as dividends and subsequent distributions and originating directly or indirectly from such securities).

Dividends paid in the ordinary course means cash dividends declared payable on the Common Shares for any fiscal year of the Company to the extent that the aggregate value of such cash dividends with payment dates in such fiscal year does not exceed 100% of the aggregate consolidated net income of the Company before extraordinary terms for the fiscal year immediately preceding such fiscal year, such consolidated net income and extraordinary items to be shown in the audited consolidated financial statements of the Company for the immediately preceding fiscal year or if there are no audited consolidated financial statements for said year, computed in accordance with generally accepted accounting principles, consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Company.

A reclassification of the Common Shares into Common Shares and shares of any other class shall be deemed a Distribution by the Company to the holders of its Common Shares of such shares of such other class of stock and, if the outstanding Common Shares shall be changed into a larger or smaller number of Common Shares as a part of such reclassification, such event shall be deemed a Stock Subdivision or Stock Combination, as the case may be, of the outstanding Common Shares within the meaning of Section 5(a)(i) hereof.

(b)	Changes in Common Shares. In case at any time the Company shall initiate any transaction or be a party to any transaction with a Person other than an Affiliate (including, without limitation, an amalgamation, merger, consolidation, share exchange, sale, lease or other disposition of all or substantially all of the Company’s assets, liquidation, recapitalization or reclassification of the Common Shares) in connection with which the Common Shares shall be changed into or exchanged for different securities of the Company or Capital Stock or other securities of another corporation or interests in a non-corporate entity or other property (including cash) or any combination of the foregoing (each such transaction being herein called a “Transaction”), then as a condition of the consummation of the Transaction, lawful, enforceable and adequate provision shall be made so that the Holder shall be entitled to receive a new warrant in form and substance similar to, and in exchange for, this Warrant to purchase all or a portion of such securities or other property (subject to adjustments from and after the consummation date of the Transaction as nearly equivalent as possible to the adjustments provided for in this Section 5). The Company will not affect any Transaction unless prior to consummation thereof each corporation or other entity (other than the Company) which may be required to deliver any new warrant, securities or other property as provided herein assumes, by written instrument delivered to the Holder, the obligation to deliver to such Holder such new warrant, securities or other property as in accordance with the foregoing provisions such Holder may be entitled to receive and such corporation or entity shall have similarly delivered to the Holder an opinion of counsel for such corporation or entity, satisfactory to the Holder, which opinion shall state that all of the terms of the new warrant or this Warrant shall be enforceable against the Company and such corporation or entity in accordance with the terms hereof and thereof, together with such other opinions customary for such transactions as the Holder may reasonably request. The foregoing provisions of this Section 5(b) shall similarly apply to successive Transactions.

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(c)	Other Action Affecting Common Shares. In case at any time or from time to time the Company shall take any action of the type contemplated in Section 5(a) or 5(b) hereof but not expressly provided for by such provisions, then the Aggregate Number and Exercise Price shall be adjusted in such manner and at such time as the board of directors of the Company may in good faith determine to be equitable in the circumstances.

(d)	Notices.

(i)	Notice of Proposed Actions. In case the Company shall propose (A) to pay any dividend payable in stock of any class to the holders of its Common Shares or to make any other dividend or distribution to the holders of its Common Shares, (B) to offer to the holders of its Common Shares rights to subscribe for or to purchase any Convertible Securities, rights to acquire Convertible Securities or Capital Stock or additional Common Shares or shares of stock of any class or any other securities, warrants, rights or options, (C) to effect any reclassification of its Common Shares, (D) to effect any recapitalization, stock subdivision, stock combination or other capital reorganization, (E) to effect any consolidation or amalgamation, merger, share exchange, or sale, lease or other disposition of all or substantially all of its property, assets or business, (F) to effect the liquidation, dissolution or winding up of the Company or (G) to effect any other action which would require an adjustment under this Section 5, then in each such case the Company shall give written notice to the Holder (including in reasonable detail a description of such action and the reason therefore) at least 15 days prior to the date on which the Company closes its books or takes a record, as applicable, with respect to (i) any dividend, distribution or rights upon the Common Shares or (ii) determining rights to vote with respect to any reclassification, reorganization, consolidation, amalgamation, merger, share exchange, sale, transfer, disposition, liquidation, dissolution, winding up or other transaction, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(ii)	Adjustment Notice. Whenever the Exercise Price and the Aggregate Number is to be adjusted pursuant to this Section 5, unless otherwise agreed by the Holder, the Company shall promptly (and in any event within 10 Business Days after the event requiring the adjustment) prepare and deliver to the Holder a certificate signed by the principal financial officer of the Company, setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment is to be calculated. The certificate shall set forth the calculation of the new Exercise Price and Aggregate Number and, if applicable, any new securities or property to which the Holder is entitled.

Section 6
NO DILUTION OR IMPAIRMENT

The Company will not, by amendment of its Articles of Incorporation or bylaws, or through any reorganization, recapitalization, transfer of assets, consolidation, amalgamation, merger, share exchange, dissolution or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, including, without limitation, the adjustments required under Section 5 hereof, and will at all times in good faith assist in the carrying out of all such terms and in taking of all such action as may be necessary or appropriate to protect the rights of the Holder under this Warrant. Without limiting the generality of the foregoing and notwithstanding any other provision of this Warrant to the contrary (including by way of implication), the Company will take all such action as may be necessary or appropriate so that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the exercise of this Warrant.

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Section 7
TRANSFERS OF THE WARRANT SECURITIES

(a)	Generally. Subject to the restrictions set forth in this Section 7, the Holder may at any time and from time to time freely transfer this Warrant and the Warrant Shares in whole or in part to any Person. This Warrant has not been, and the Warrant Shares at the time of their issuance may not be, registered under the Securities Act or qualified for distribution by prospectus under the Securities Act (Ontario) and nothing herein contained shall be deemed to require the Company to so register or qualify this Warrant or the Warrant Shares. This Warrant and the Warrant Shares are issued or issuable subject to the provisions and conditions contained herein and in the Securities Purchase Agreement, and every Holder hereof by accepting the same agrees with the Company to such provisions and conditions, and represents to the Company as follows:

(i)	this Warrant has been acquired and the Warrant Shares will be acquired for the account of the Holder as principal for investment purposes and not with a view to or for sale in connection with any distribution thereof;

(ii)	the Holder is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act and within the meaning of National Instrument 45- 106 of the Canadian Securities Administrators (and if relying upon subparagraph (m) of the definition thereof, was not formed and is not being used solely to acquire or hold this Warrant or the Warrant Shares);

(iii)	the Holder is experienced in evaluating and investing in companies engaged in businesses similar to that of the Company; Holder understands that investment in the Warrant (and any Warrant Shares it acquires) involves substantial risks; and it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of investment in the Company and it is able to bear the economic risk of that investment; and

(iv)	the Holder has received such information from and on behalf of the Company as it has required to make an informed decision as to the relative risks and merits of making an investment in the Warrant and the Warrant Shares.

(b)	Compliance with Securities Laws. The Holder agrees that this Warrant and the Warrant Shares may not be sold or otherwise disposed of except (i) in compliance with all applicable Canadian securities laws, and (ii) pursuant to an effective registration statement under the Securities Act and applicable state securities laws or pursuant to an applicable exemption or exclusion from the registration requirements of the Securities Act and such state securities laws.

(c)	Restrictive Securities Legend.

(i)	Certificates representing the Warrant Shares shall bear (and the Holder shall be bound by the provisions set forth in) the restrictive legends set forth below:

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THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE. NO TRANSFER, SALE OR OTHER DISPOSITION OF THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE UNLESS (I) A REGISTRATION STATEMENT WITH RESPECT TO THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAS BECOME EFFECTIVE UNDER SAID ACT, AND SUCH REGISTRATION OR QUALIFICATION AS MAY BE NECESSARY UNDER THE SECURITIES LAWS OF ANY STATE HAS BECOME EFFECTIVE, (II) IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OF 1933, OR (III) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED AND UNDER THE SECURITIES LAWS OF ANY STATE, SUBJECT TO THE COMPANY’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (III) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED.

IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert date that is 4 months and a day after issue date of warrant].

(ii)	Except as provided in (iii) below, certificates evidencing the Warrant Shares shall not contain any legend: (1) if the Warrant Shares are sold pursuant to an effective registration statement covering the resale of the Warrant Shares under the Securities Act, or (2) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). If the Company shall have received an opinion of counsel satisfactory to the Company to the effect that a legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations thereof) in order to ensure compliance with the Securities Act pursuant to clause (2) above, then any certificates representing the Warrant Shares shall be issued free of all legends. The Company agrees that at such time as such legend is no longer required under this Section 7(c)(ii) following receipt by the Company of the opinion of counsel referred to in the prior sentence, it will, no later than three (3) Business Days following the delivery by the Holder to the Company’s transfer agent of a certificate representing the Warrant Shares issued with a restrictive legend, deliver or cause to be delivered to the Holder (including by book-entry format) a certificate representing such Warrant Shares that is free from all restrictive and other legends. Unless required by law, the Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarges the restrictions on transfer set forth in this Section 7.

(iii)	Notwithstanding paragraph (ii) above, if any Warrant Shares are issued prior to the date that is four months and one day following the date of this Warrant, such Warrant Shares shall bear the legend prescribed by Section 2.5 of National Instrument 45-102 of the Canadian Securities Administrators.

Section 8
COVENANTS.

The Company hereby covenants to the Holder that so long as Holder holds this Warrant or any Warrant Shares:

(a)	Limitation on Certain Restrictions. The Company will not, and will not permit or cause any of its Subsidiaries, directly or indirectly, to create or otherwise cause or suffer to exist or become effective any restriction or encumbrance on the ability of the Company and any such Subsidiaries to perform and comply with their respective obligations under this Warrant.

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(b)	Validly Issued Shares. The Company covenants that all Common Shares that may be issued upon exercise of this Warrant, assuming full payment of the Aggregate Exercise Price (including those issued pursuant to Section 5 hereof) shall, upon delivery by the Company, be duly authorized and validly issued, fully paid and nonassessable, free from all stamp taxes, liens and charges with respect to the issue or delivery thereof and otherwise free of all other security interests, encumbrances and claims of any nature whatsoever (other than security interests, encumbrances and claims to which the Holder is subject prior to or upon the issuance of the applicable Warrant Shares, restrictions under applicable federal, state and/or provincial securities laws and other transfer restrictions described herein).

(c)	Reservation of Shares. At any time that the Company does not have an unlimited number of Common Shares authorized for issuance, the Company shall at all times reserve and keep available out of the aggregate of its authorized but unissued shares, free of preemptive rights, such number of its duly authorized Common Shares as shall be sufficient to enable the Company to issue Common Shares upon exercise of this Warrant.

(d)	Affirmative Actions to Permit Exercise and Realization of Benefits. If any Common Shares reserved or to be reserved for the purpose of the exercise of this Warrant, or any shares or other securities reserved or to be reserved for the purpose of issuance pursuant to Section 5 hereof, require registration with or approval of any Governmental Authority under any federal, state or provincial law (other than securities laws) before such shares or other securities may be validly delivered upon exercise of this Warrant, then the Company covenants that it will, at its sole expense, secure such registration or approval, as the case may be (including but not limited to approvals or expirations of waiting periods required under the Hart Scott Rodino Antitrust Improvements Act).

(e)	No Effect Upon Lending Relationship. Notwithstanding anything herein to the contrary, nothing contained in this Warrant shall affect, limit or impair the rights and remedies of the Holder or any of its Affiliates in its capacity as a holder of debt obligations of the Company. Without limiting the generality of the foregoing, the Holder, in exercising its rights as a holder of debt obligations, including making its decision on whether to foreclose on any collateral security, will have no duty to consider (i) its status or the status of any of its Affiliates as a direct or indirect equity holder of the Company, (ii) the equity of the Company or (iii) any duty it may have to any other direct or indirect equity holder of the Company, except as may be required under the applicable loan documents or by commercial law applicable to creditors generally.

(f)	[Reserved]

(g)	Listing of the Warrant Shares. The Company shall: (i) take all steps necessary to cause the Warrant Shares to be approved for listing, subject to issuance, on the Principal Market and any other Trading Market on which the Common Shares are listed, (ii) provide to the Holder evidence of such listing approval, and (iii) at all times after the date of this Warrant maintain the listing of the Warrant Shares on such Principal Market and any other Trading Market on which the Common Shares are listed.

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(h)	Furnishing of Information; Compliance with Rule 144. The Company shall timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. Upon the request of the Holder, the Company shall deliver to the Holder a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. As long as the Holder owns any Warrant Securities, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Holder and make publicly available in accordance with Rule 144 such information as is required for the Holder to sell Warrant Securities under Rule 144. So long as the Warrant Securities are not registered under an effective registration statement, the Company further covenants that it will take such further action as the Holder may reasonably request, all to the extent required from time to time to enable the Holder to sell such Warrant Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. The Company represents and warrants that it is not now and has not at any time been a “shell company” within the meaning of Rule 144(i).

(i)	Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of this Warrant in a manner that would require the registration under the Securities Act of the sale of the Warrant to the Holder.

(j)	Costs and Expenses. The Company agrees to pay upon demand (including, without limitation, reasonable attorneys’ fees and expenses) (a) all reasonable out-of-pocket costs and expenses of the Holder in connection with the preparation, negotiation, execution and delivery of any amendment, modification or waiver of this Warrant or consent with respect hereto, and (b) all reasonable out of pocket costs and expenses of the Holder in connection with the delivery of any and all opinions required solely by the Company pursuant to Section 7 hereof (which such opinion may be prepared and delivered, at the Company’s option, by counsel to the Company).

Section 9
[RESERVED]

Section 10
EVENTS OF NON-COMPLIANCE AND REMEDIES.

(a)	Events of Non-Compliance. If the Company fails to keep and fully and promptly perform and observe in all material respects any of the terms, covenants or representations contained or referenced herein within 10 days from the earlier to occur of (A) written notice from the Holder specifying what failure has occurred, or requesting that a specified failure be remedied or (B) the chief executive officer, treasurer or president of the Company becoming aware of such failure (an “Event of Non-Compliance”), the Holder shall be entitled to the remedies set forth in subsection (b) hereof.

(b)	Remedies. On the occurrence of an Event of Non-Compliance, in addition to any remedies the Holder may have under applicable law, the Holder may bring any action for injunctive relief or specific performance of any term or covenant contained herein, the Company hereby acknowledging that an action for money damages may not be adequate to protect the interests of the Holder hereunder.

Section 11
DEFINITIONS.

As used herein, in addition to the terms defined elsewhere herein, the following terms shall have the following meanings. Capitalized terms not appearing below and not otherwise defined herein shall have the meaning ascribed to them in the Securities Purchase Agreement.

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“Acquisition” means any merger, consolidation, amalgamation, share exchange, business combination, recapitalization or other similar transaction in which the Company is a constituent corporation and which would result in a third party acquiring record or beneficial ownership of securities representing more than 50% of the outstanding voting securities of the Company or any resulting parent company of the Company or its parent company (if the Company is a surviving corporation) or resulting company or its parent company (if the Company is not a surviving corporation), in each case in which the consideration for the Common Shares consists solely of cash, Marketable Securities, or a combination thereof.

“Affiliate” has the meaning set forth in the Securities Purchase Agreement.

“Aggregate Exercise Price” has the meaning set forth in Section 2(a).

“Aggregate Number” has the meaning set forth in the Preamble.

“Articles of Incorporation” means the Articles of Incorporation of the Company, as in effect on the date hereof.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, New York, New York or in Toronto, Ontario.

“Buy-In” has the meaning set forth in Section 2(d)(ii).

“Capital Stock” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Commencement Date” has the meaning set forth in the Preamble.

“Commission” means the U.S. Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act or the Exchange Act.

“Common Shares” has the meaning set forth in the Preamble.

“Company” has the meaning set forth in the Preamble.

“Convertible Securities” means evidences of indebtedness, shares of stock or other securities (including, but not limited to, options and warrants) which are directly or indirectly convertible, exercisable or exchangeable, with or without payment of additional consideration in cash or property, for Common Shares, either immediately or upon the onset of a specified date or the happening of a specified event.

“Distribution” has the meaning set forth in Section 5(a)(ii).

“Dollar” and “$” mean lawful money of the United States.

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“Event of Non-Compliance” has the meaning set forth in Section 10(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

“Exercise Amount” has the meaning set forth in Section 2(a).

“Exercise Price” has the meaning set forth in the Preamble.

“Expiration Date” has the meaning set forth in the Preamble.

“Fair Market Value Per Share” means the closing price of a Common Share reported on the Principal Market for the Trading Day immediately before Holder delivers its Notice of Exercise to the Company; provided that in connection with an Acquisition, the Fair Market Value Per Share shall equal the consideration received for each Common Share in the Acquisition. If the Common Shares were not traded on any Principal Market, the Fair Market Value Per Share shall mean the fair market value of a Common Share, as determined in good faith by the board of directors of the Company and set forth in a certificate delivered to the Holders, based on such factors that the board of directors of the Company considers relevant in its reasonable judgment. In the case of any such determination of fair market value, the Holder may object to the determination by giving written notice within 10 Business Days of the receipt of such certificate and, if the Holder and the Company cannot agree to the fair market value within 10 Business Days of the date of the Holder’s objection, the fair market value shall be determined by a disinterested appraiser (which may be a national or regional investment bank or a national accounting firm) mutually selected by the Holder and the Company, the fees and expenses of which shall be paid by the Company. If the Principal Market for the Trading Day immediately before Holder delivers its Notice of Exercise to the Company is a market in which the Common Shares trade in a currency other than Dollars, the Fair Market Value Per Share shall be converted to Dollars under Section 2(c) hereof at a rate which such currency may be exchanged into Dollars as set forth at approximately 11:00 a.m., New York time, on such date on the applicable Bloomberg Key Cross Currency Rates Page, or in the event that any such rate does not appear on any Bloomberg Key Cross Currency Rates Page, the rate on such other publicly available service for displaying exchange rates reasonably selected by the Company.

“Governmental Authority” has the meaning set forth in the Securities Purchase Agreement.

“Holder” has the meaning set forth in the Preamble.

“Marketable Securities” means securities meeting all of the following requirements: (i) the issuer thereof is then subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, and is then current in its filing of all required reports and other information under the Securities Act and the Exchange Act; and (ii) the class and series of shares or other security of the issuer that would be received by the Holder in connection with the Acquisition were Holder to exercise or convert this Warrant on or prior to the closing thereof is then traded on a United States or Canadian national securities exchange.

“Notice of Exercise” has the meaning set forth in Section 2(a).

“Person” has the meaning set forth in the Securities Purchase Agreement.

“Principal Market” initially means the Trading Market that is at the time the principal trading exchange or market for the Common Shares, based upon share volume.

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“Principal Office” means the Company’s principal office as set forth in Section 16 hereof or such other principal office of the Company the address of which first shall have been set forth in a notice to the Holder.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

“Securities Purchase Agreement” has the meaning set forth in the Preamble.

“Stock Combination” has the meaning set forth in Section 5(a)(i)(C).

“Stock Dividend” has the meaning set forth in Section 5(a)(i)(A).

“Stock Subdivision” has the meaning set forth in Section 5(a)(i)(B).

“Subsidiary” and “Subsidiaries” have the meaning set forth in the Securities Purchase Agreement.

“Trading Day” means any day on which the Common Shares are traded on the Principal Market.

“Trading Market” means any market, including the Toronto Stock Exchange, NASDAQ Global Market and any successor exchange thereto and shall also include the NASDAQ Global Select Market, the NASDAQ Capital Market, New York Stock Exchange, Inc., the American Stock Exchange or the OTC Bulletin Board, that is a trading exchange or market for the Common Shares.

“Transaction” has the meaning set forth in Section 5(b).

“Warrant” has the meaning set forth in the Preamble.

“Warrant Securities” means this Warrant and the Warrant Shares, collectively.

“Warrant Shares” means (a) the Common Shares issued or issuable upon exercise of this Warrant in accordance with its terms and (b) all other shares of the Company’s Capital Stock issued with respect to such shares by way of stock dividend, stock split or other reclassification or in connection with any amalgamation, merger, consolidation, recapitalization or other reorganization affecting the Company’s Capital Stock.

Section 12
SURVIVAL OF PROVISIONS

Upon the full exercise by the Holder of its rights to purchase Common Shares under this Warrant, all of the provisions of this Warrant shall terminate (other than the provisions of Section 7(b), 7(c) and Sections 10 through 24 of this Warrant which shall expressly survive such exercise until the Expiration Date).

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Section 13
DELAYS, OMISSIONS AND INDULGENCES

It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder upon any breach or default of the Company under this Warrant shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the Holder’s part of any breach or default under this Warrant, or any waiver on the Holder’s part of any provisions or conditions of this Warrant must be in writing and that all remedies, either under this Warrant, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative.

Section 14
RIGHTS OF TRANSFEREES

Subject to Section 7, the rights granted to the Holder hereunder of this Warrant shall pass to and inure to the benefit of all subsequent transferees of all or any portion of this Warrant (provided that the Holder and any transferee shall hold such rights in proportion to their respective ownership of this Warrant and the Warrant Shares) until extinguished pursuant to the terms hereof.

Section 15
CAPTIONS

The titles and captions of the Sections and other provisions of this Warrant are for convenience of reference only and are not to be considered in construing this Warrant.

Section 16
NOTICES

All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, facsimile, overnight courier service or personal delivery:

(a)	if to the Company:

Cipher Pharmaceuticals Inc.
[                             ]

(b)	if to the Holder:

Athyrium Opportunities II Acquisition LP
[                            ]

All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial overnight courier service; on the Business Day after transmission, with receipt confirmed, by facsimile, and three Business Days after being deposited in the mail, postage prepaid, if mailed.

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Section 17
SUCCESSORS AND ASSIGNS

This Warrant shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that the Company shall have no right to assign its rights, or to delegate its obligations, hereunder without the prior written consent of the Holder.

Section 18
AMENDMENTS

Neither this Warrant nor any term hereof may be amended, changed, waived, discharged or terminated without the prior written consent of the Holder and the Company to such action.

Section 19
SEVERABILITY

If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

Section 20
GOVERNING LAW

THIS WARRANT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS WARRANT AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

Section 21
ENTIRE AGREEMENT

This Warrant and the Securities Purchase Agreement are intended by the parties as a final expression of their agreement and are intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.

Section 22
RULES OF CONSTRUCTION

Unless the context otherwise requires “or” is not exclusive, and references to sections or subsections refer to sections or subsections of this Warrant. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

Section 23
REPRESENTATIONS AND WARRANTIES.

The representations and warranties made by the Company in Article VI of the Securities Purchase Agreement, as supplemented by the schedules delivered by the Company to the other parties thereto, are true and correct in all material respects as of the Commencement Date, except that (a) any such representation and warranty that is qualified by materiality or a reference to Material Adverse Effect shall be true and correct in all respects on and as of the Commencement Date, and (b) to the extent that any such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date (except that any representation and warranty that is qualified by materiality or by reference to Material Adverse Effect shall be true and correct in all respects as of such earlier date).

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Section 24
INVESTMENT DOCUMENT; INDEMNITY.

For the avoidance of doubt, the Company and the Holder hereby acknowledge and agree that this Warrant shall be a “Warrant” and an “Investment Document”, as such terms are defined in, and used throughout, the Securities Purchase Agreement. The Company and the Holder hereby acknowledge and agree that Holder shall be entitled to all of the applicable rights and protections afforded to a holder of Warrants under the Securities Purchase Agreement, including, without limitation, the indemnification provisions contained in Article XI thereof. In addition, the Company will indemnify and hold harmless the Holder against any and all losses, claims, actions, damages, liabilities and expenses (including the reasonable fees, charges and disbursements of any counsel for the Holder) to which the Holder may become subject, insofar as such losses, claims, damages, actions, liabilities and expenses (including the reasonable fees, charges and disbursements of any counsel for the Holder) arise out of or are based upon the Company having not obtained all necessary corporate or other organizational action to authorize the execution, delivery and performance by the Company of this Warrant; provided, however, that the indemnity agreement contained in this Section 24 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld. The Company and the Holder hereby acknowledge and agree that in no way shall this Section 24 in any way limit the recovery of the Holder under Article XI of the Securities Purchase Agreement.

[Remainder of Page Intentionally Omitted.]

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IN WITNESS WHEREOF, the Company has caused this Warrant to be issued and executed in its corporate name by a duly authorized officer as of the date first written above.

CIPHER PHARMACEUTICALS INC., an Ontario corporation

By:
Name: Title:

[Signature Page to Warrant]

Exhibit A

NOTICE OF EXERCISE

To:	Cipher Pharmaceuticals Inc. ________________________ ________________________

1.	The undersigned, pursuant to the provisions of the attached Warrant, hereby elects to exercise this Warrant with respect to ________ Common Shares (the “Exercise Amount”) for an aggregate of $________________________ (the “Aggregate Exercise Price”). Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the attached Warrant.

2.	The undersigned herewith tenders payment for such shares in the following manner (please check type, or types, of payment and indicate the portion of the Aggregate Exercise Price to be paid by each type of payment):

Type of Payment	Gross number of Warrant Shares for which Warrant is exercised (A)	Aggregate Exercise Price (USD) (B)	Amount Paid in Cash	Principal Trading Market	Fair Market Value per Share on Principal Trading Market (local currency) (C)	Currency Exchange Rate if Fair Market Value per Share and in USD (D)	Fair market Value per Share on Principal Trading Market in USD (C X D = E)	Number of Common Shares surrendered for Cashless Exercise (B ÷ E = F)	Net Number of Warrant Shares Issuable (A-F)
Cash		$	$	N/A	N/A	N/A	N/A	N/A
Cashless Exercise		$	N/A				$
Total		$	$				$

3.	Please issue a certificate or certificates representing the shares issuable in respect hereof under the terms of the attached Warrant, as follows:

(Name of Record Holder/Transferee)

and deliver such certificate or certificates to the following address:

(Address of Record Holder/Transferee)

4.	The undersigned represents that the aforesaid shares are being acquired for the account of the undersigned for investment purposes and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares.

5.	If the Exercise Amount is less than all of the Common Shares purchasable hereunder, please issue a new warrant representing the remaining balance of such shares, as follows:

(Name of Record Holder/Transferee)

and deliver such warrant to the following address:

(Address of Record Holder/Transferee)

Signature)

(Date)

Exhibit C

FORM OF COMPLIANCE CERTIFICATE

Financial Statement Date: ____________________, 201_____

To:	the Purchasers and Athyrium Opportunities II Acquisition LP, as Collateral Agent under the Securities Purchase Agreement referenced below.

Re:	Securities Purchase Agreement dated as of ______________________, 2015 (as amended, modified, restated, supplemented or extended from time to time, the “Securities Purchase Agreement”) among Cipher Pharmaceuticals Inc., an Ontario corporation (the “Issuer”), the Guarantors, the Purchasers from time to time party thereto and Athyrium Opportunities II Acquisition LP, as Collateral Agent. Capitalized terms used but not otherwise defined herein have the meanings provided in the Securities Purchase Agreement.

Ladies and Gentlemen:

The undersigned Responsible Officer hereby certifies as of the date hereof that [he/she] is the ____________________________ of the Issuer, and that, in [his/her] capacity as such, [he/she] is authorized to execute and deliver this Compliance Certificate to the Purchasers and the Collateral Agent on the behalf of the Issuer and its Subsidiaries, and that:

[Use following paragraph 1 for fiscal year-end financial statements:]

1.	[Attached hereto as Schedule 1 are the year-end audited financial statements required by Section 7.01(a) of the Securities Purchase Agreement for the fiscal year of the Issuer and its Subsidiaries ended as of the above date, together with the report and opinion of PriceWaterhouseCoopers LLP or another independent certified public accountant as required by such Section.]

[Use following paragraph 1 for fiscal quarter-end financial statements:]

1.	[Attached hereto as Schedule 1 are the unaudited financial statements required by Section 7.01(b) of the Securities Purchase Agreement for the fiscal quarter of the Issuer and its Subsidiaries ended as of the above date. Such financial statements fairly present in all material respects the financial condition, results of operations, shareholders’ equity and cash flows of the Issuer and its Subsidiaries in accordance with GAAP as at such date and for such period, subject only to normal year-end audit adjustments and the absence of footnotes.]

2.	The undersigned has reviewed and is familiar with the terms of the Securities Purchase Agreement and has made, or has caused to be made, a reasonably detailed review of the transactions and condition (financial or otherwise) of the Issuer and its Subsidiaries during the accounting period covered by the attached financial statements.

3.	A review of the activities of the Issuer and its Subsidiaries during such fiscal period has been made under the supervision of the undersigned with a view to determining whether during such fiscal period the Issuer and its Subsidiaries performed and observed all of their respective obligations under the Note Documents, and

[select one:]

[to the best knowledge of the undersigned during such fiscal period, each of the Issuer and its Subsidiaries performed and observed each covenant and condition of the Note Documents applicable to it, and no Default has occurred and is continuing.]

[or:]

[the following covenants or conditions have not been performed or observed and the following is a list of each such Default and its nature and status:]

4.	The financial covenant analyses and calculation of Consolidated EBITDA set forth on Schedule 2 attached hereto are true and accurate on and as of the date of this Compliance Certificate.

5.	Attached hereto as Schedule 3 is a supplement setting forth information regarding the amount of all Indebtedness incurred and all Dispositions, Involuntary Dispositions, Extraordinary Receipts and Acquisitions that occurred during the period covered by such financial statements.

[Use following paragraph 6 if there have been any changes or additions to IP Rights or insurance:]

6.	[Attached hereto as Schedule [3][4] is (i) a list of (A) all applications by any Note Party, if any, for Copyrights, Patents or Trademarks made since [the Closing Date] [the date of the prior Compliance Certificate], (B) all issuances of registrations or letters on existing applications by any Note Party for Copyrights, Patents and Trademarks received since [the Closing Date] [the date of the prior Compliance Certificate] and (C) all Trademark Licenses, Copyright Licenses and Patent Licenses entered into by any Note Party since [the Closing Date] [the date of the prior Compliance Certificate] [and (ii) the insurance binder or other evidence of insurance for any insurance coverage of any Note Party or any Subsidiary that was renewed, replaced or modified during the period covered by the financial statements attached hereto as Schedule 1.]]

IN WITNESS WHEREOF, the undersigned has executed this Compliance Certificate as of _____________________, 201_____.

CIPHER PHARMACEUTICALS INC., an Ontario corporation

By:
Name: Title:

Schedule 2

Note Party Net Revenues for the preceding fiscal quarter covered by financial statements attached hereto:	$_____________
Amount of Note Party Net Revenues required by Section 8.16(a) of the Securities Purchase Agreement for such fiscal quarter:	$_____________[1]

[1]	Amount to be inserted per chart in Section 8.16(a).

Unrestricted Cash at the end of the most recent fiscal quarter:	$_____________
Amount of Unrestricted Cash required to be maintained by Section 8.16(b) of the Securities Purchase Agreement at all times:	[Lesser of $10,000,000 and 15% of the original principal amount of Notes issued pursuant to the Securities Purchase Agreement]
Consolidated Leverage Ratio at the end of the most recent fiscal quarter:	$_____________
Maximum Consolidated Leverage Ratio permitted by Section 8.16(c) of the Securities Purchase Agreement at all times:	6.0:1.0
Compliance:	[Yes] [No]

Exhibit D

FORM OF JOINDER AGREEMENT

THIS JOINDER AGREEMENT (the “Agreement”) dated as of _______________, 201___ is by and between __________________________, a __________________ (the “New Subsidiary”), the Purchasers and ATHYRIUM OPPORTUNITIES II ACQUISITION LP, in its capacity as Collateral Agent under that certain Securities Purchase Agreement dated as of __________________, 2015 (as amended, modified, restated, supplemented or extended from time to time, the “Securities Purchase Agreement”) among Cipher Pharmaceuticals Inc., an Ontario corporation (the “Issuer”), the Guarantors, the Purchasers from time to time party thereto and Athyrium Opportunities II Acquisition LP, as Collateral Agent. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Securities Purchase Agreement.

The Note Parties are required by Section 7.12 of the Securities Purchase Agreement to cause the New Subsidiary to become a “Guarantor” thereunder. Accordingly, the New Subsidiary hereby agrees as follows with the Purchasers and the Collateral Agent, for the benefit of the Purchasers and the Collateral Agent:

1.	The New Subsidiary hereby acknowledges, agrees and confirms that, by its execution of this Agreement, the New Subsidiary will be deemed to be a party to the Securities Purchase Agreement and a “Guarantor” for all purposes of the Securities Purchase Agreement, and shall have all of the obligations of a Guarantor thereunder as if it had executed the Securities Purchase Agreement. The New Subsidiary hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions applicable to the Guarantors contained in the Securities Purchase Agreement. Without limiting the generality of the foregoing terms of this paragraph 1, the New Subsidiary hereby jointly and severally together with the other Guarantors, guarantees to each Purchaser and the Collateral Agent, as provided in Article IV of the Securities Purchase Agreement, the prompt payment of the Obligations in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise) strictly in accordance with the terms thereof.

2.	The New Subsidiary hereby represents and warrants to the Collateral Agent and the Purchasers that:

(a)	The New Subsidiary’s exact legal name and jurisdiction of formation are as set forth on the signature pages hereto.

(b)	The New Subsidiary’s taxpayer identification number and organization number are set forth on Schedule 1 hereto.

(c)	Other than as set forth on Schedule 2 hereto, the New Subsidiary has not changed its legal name, changed its jurisdiction of formation, been party to a merger, consolidation or other change in structure or used any tradename in the five years preceding the date hereof.

(d)	Schedule 3 hereto includes all of the IP Rights registered or pending registration with the United States Copyright Office, the United States Patent and Trademark Office and the Canadian Intellectual Property Office and owned by the New Subsidiary as of the date hereof. None of the IP Rights of the New Subsidiary set forth in Schedule 3 hereto is subject to any licensing agreement or similar arrangement, except (i) license grants between the Note Parties, (ii) Limited Licenses and (iii) as set forth on Schedule 3 hereto.

(e)	Schedule 4 hereto includes all Commercial Tort Claims (as defined in the Security Agreement) before any Governmental Authority by or in favor of the New Subsidiary.

(f)	Schedule 5 hereto lists all real property that is owned or leased by the New Subsidiary as of the date hereof.

(g)	Schedule 6 hereto includes each Subsidiary of the New Subsidiary, including (i) jurisdiction of formation, (ii) number of shares of each class of Equity Interests outstanding, (iii) the certificate number(s) of the certificates evidencing such Equity Interests and number and percentage of outstanding shares of each class owned by the New Subsidiary (directly or indirectly) of such Equity Interests and (iv) number and effect, if exercised, of all outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto.

3.	The address of the New Subsidiary for purposes of all notices and other communications is the address designated for all Note Parties on Schedule 11.02 to the Securities Purchase Agreement or such other address as the New Subsidiary may from time to time notify the Purchasers and the Collateral Agent in writing.

4.	The New Subsidiary hereby waives acceptance by the Collateral Agent and the Purchasers of the guaranty by the New Subsidiary under Article IV of the Securities Purchase Agreement upon the execution of this Agreement by the New Subsidiary.

5.	This Agreement may be executed in multiple counterparts, each of which shall constitute an original but all of which when taken together shall constitute one contract.

6.	THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

[Signature Page Follows]

IN WITNESS WHEREOF, the New Subsidiary has caused this Joinder Agreement to be duly executed by its authorized officer, and each of the Purchaser(s) and the Collateral Agent, for the benefit of the holders of the Obligations, have caused the same to be accepted by its authorized officer, as of the day and year first above written.

[NEW SUBSIDIARY]

By:
Name: Title:

Acknowledged and accepted:

ATHYRIUM OPPORTUNITIES II ACQUISITION LP, as Purchaser

By:
Name: Title:

ATHYRIUM OPPORTUNITIES II ACQUISITION LP, as Collateral Agent

By:
Name: Title:

Schedule 1

Taxpayer Identification Number; Organizational Number

Schedule 2

Changes in Legal Name or Jurisdiction of Formation;
Mergers, Amalgamations, Consolidations and other Changes in Structure; Tradenames

Schedule 3

IP Rights

Schedule 4

Commercial Tort Claims

Schedule 5

Real Property

Schedule 6

Equity Interests

Exhibit E

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (this “Assignment and Assumption Agreement”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein have the meanings provided in the Securities Purchase Agreement identified below, receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption Agreement as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Securities Purchase Agreement, as of the Effective Date inserted by the Collateral Agent as contemplated below (i) the aggregate principal amount of Notes and Delayed Draw Commitments identified below, (ii) the Assignor’s rights and obligations as a Purchaser under the Securities Purchase Agreement and any other documents or instruments delivered pursuant thereto, to the extent related to the amount identified below of all of such outstanding rights and obligations of the Assignor of the aggregate principal amount of Notes and Delayed Draw Note Commitment identified below, and (iii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Purchaser) against any Person, whether known or unknown, arising under or in connection with the Securities Purchase Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above (the rights and obligations sold and assigned pursuant to clauses (i), (ii) and (iii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1. Assignor:

2. Assignee:
[and is an Affiliate of [identify Purchaser]]

3. Issuer:	Cipher Pharmaceuticals Inc., an Ontario corporation

4. Collateral Agent:	Athyrium Opportunities II Acquisition LP

5. Securities Purchase Agreement:	Securities Purchase Agreement dated as of 2015 (as amended, modified, restated, supplemented or extended from time to time, the “Securities Purchase Agreement”) among Cipher Pharmaceuticals Inc., an Ontario corporation (the “Issuer”), the Guarantors, the Purchasers from time to time party thereto and the Collateral Agent.

6. Assigned Interest:

Aggregate Principal Amount of Notes for all Purchasers	Amount of Notes Assigned[1]	Percentage Assigned of Notes

Aggregate Amount of Delayed Draw Note Commitment for all Purchasers	Amount of Delayed Draw Note Commitment Assigned[2]	Percentage Assigned of Delayed Draw Note Commitment[3]

7. Trade Date:

8. Effective Date:

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR:	[NAME OF ASSIGNOR]

By:
Name: Title:

ASSIGNEE:	[NAME OF ASSIGNEE]

By:
Name: Title:

[1]	Amount to be greater than or equal to $1,000,000 unless the Assignee is an Affiliate of the Purchaser. Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[2]	Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[3]	Set forth, to at least 9 decimals, as a percentage of the Delayed Draw Note Commitment of all Purchasers thereunder.

2

[Consented to and]4 Accepted:

ATHYRIUM OPPORTUNITIES II ACQUISITION LP, as Collateral Agent

By:
Name: Title:

[4]	To be added only if the consent of the Collateral Agent is required by the terms of the Securities Purchase Agreement.

3

[Consented to:]5

CIPHER PHARMACEUTICALS INC., an Ontario corporation

By:
Name: Title:

[5]	To be added only if the consent of the Issuer is required by the terms of the Securities Purchase Agreement.

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Annex 1 to Assignment and Assumption

STANDARD TERMS AND CONDITIONS

1.	Representations and Warranties.

1.1	Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Securities Purchase Agreement or any other Note Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Note Documents or any collateral thereunder, (iii) the financial condition of the Issuer, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Note Document or (iv) the performance or observance by the Issuer, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Note Document.

1.2	Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Purchaser under the Securities Purchase Agreement, (ii) it meets the requirements to be an assignee under Section 11.06(b) of the Securities Purchase Agreement (subject to such consents, if any as may be required under Section 11.06(b) of the Securities Purchase Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Securities Purchase Agreement as a Purchaser thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Purchaser thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, and acknowledges that the Notes have not been registered under the Securities Act or the securities laws of any state or other jurisdiction, (v) each of the representations and warranties set out in Article VIA of the Securities Purchase Agreement are true and correct in respect of the Assignee, (vi) it has received a copy of the Securities Purchase Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 7.01 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest, and (vii) it has, independently and without reliance upon the Collateral Agent or any other Purchaser and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest; and (b) agrees that (i) it will, independently and without reliance on the Collateral Agent, the Assignor or any other Purchaser, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Note Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Note Documents are required to be performed by it as a Purchaser.

2.	General Provisions.

This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

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